

CFFN

CAPITOL FEDERAL FINANCIAL, INC.® 2023 ANNUAL REPORT
AND NOTICE AND PROXY STATEMENT 2024

DEAR STOCKHOLDERS,

Fiscal year 2023 presented Capitol Federal Financial, Inc.®, (the "Company") with many challenges, some we have not seen in nearly two decades and some not in more than four decades. We met all the challenges head on and positioned the Bank and our customers in a better place going into Fiscal year 2024. During the year we replaced our core operating and digital banking systems ("Digital Transformation") and we experienced extreme market interest rate changes by the Federal Reserve Bank (the "FRB"). In response to the impact that the rate increases have had on our operations, Capitol Federal Savings Bank (the "Bank") sold 94% of its low yielding investment portfolio to payoff high cost debt and re-invest the proceeds into higher yielding securities. This repositioning of the balance sheet will provide for increased income in future periods, added flexibility to manage growth and facilitate the remixing of our loan portfolio towards a greater commercial lending focus.

The Company reported a net loss of $101.7 million, or ($0.76) per share. The net loss was the result of marking to fair value the $1.30 billion of securities sold and recognizing a $145.6 million after-tax loss.   The securities sold had a yield of 1.22%. The funds received from the sale were used to pay off $500.0 million of borrowings at the FRB of Kansas City through the Bank Term Funding Program at a cost of 4.70% and reinvested into $632.0 million of securities at an average yield of 5.75%. The remaining proceeds were placed at the FRB and will be used to fund commercial loan commitments and support net deposit activity. At December 31, 2023 it is expected that the Company will be under $10 billion in assets. Without the loss due to the sale of the securities, our net income for fiscal year 2023 would have been $44.0 million, or $0.33 per share.

In August 2023, the Bank replaced all of its core computer and digital banking systems to enhance customer experiences and allow for more adaptable technology in the future. This was a multi-year process for the Bank to identify a partner, work through data conversion, and ultimately finish and implement our Digital Transformation. This process was not without obstacles leading up to, through, and immediately following the Digital Transformation, but we met the challenges with resourcefulness and creativity. We continue to refine and enhance processes and work to implement technologies that could not be implemented until the Digital Transformation was complete.

At September 30, 2023, total assets were $10.18 billion, up $552.6 million from the prior year. Our asset growth was due primarily to growth in our loan portfolio of $506.7 million, while our securities were down $178.8 million. Deposits were $6.05 billion, a decline of $143.6 million from September 30, 2022. Asset quality remains strong, with non-performing assets at 0.09% of total assets. At September 30, 2023, total capital was $1.04 billion, or 10.26% of total assets. The Company repurchased 3.0 million shares in fiscal year 2023, totaling $23.4 million.

During the first quarter of the fiscal year we had substantial loan growth while beginning to experience deposit outflows.   As interest rates increased through the year, loan originations and repayments on loans and securities decreased as interest rates increased. The Bank increased its borrowings by $747.0 million to support loan growth and to replace deposit outflow. As the Federal Reserve raised interest rates by more than 325 basis points during the fiscal year, we responded by increasing rates on deposits and loans. Loans made during fiscal years 2020 through 2022 were at fixed rates that did not reprice up as market rates increased, putting pressure on our net interest margin which led ultimately to decreased net income. We have addressed the reduced income through the sale of securities by relieving the balance sheet of our lowest yielding assets, while maintaining a strong capital base. As we head into fiscal year 2024, we believe we have a strong loan portfolio with credit risks that are well managed.

The Capitol Federal Foundation® continued to focus its support of organizations in our communities funding grants totaling $5.2 million during fiscal year 2023. These gifts bring the total giving by the Foundation, since 1999, to $93.6 million. At September 30, 2023, the Foundation had total assets of approximately $72.5 million.

On behalf of the board, management and all employees of Capitol Federal® we say Thank You to our stockholders for the continued faith and trust in Capitol Federal as we work to do the right thing, do what is best for the Bank and the Company which ultimately benefits the stockholder.

Sincerely,



John B. Dicus
Chairman, President & CEO

Financial Highlights

	September 30,				
	2023	**2022**	**2021**	**2020**	**2019**
	(Dollars in thousands)				
Selected Balance Sheet Data:					
Total assets	$ 10,177,461	$ 9,624,897	$ 9,631,246	$ 9,487,218	$ 9,340,018
Loans receivable, net	7,970,949	7,464,208	7,081,142	7,202,851	7,416,747
Securities	1,384,482	1,563,307	2,014,608	1,560,950	1,204,863
Federal Home Loan Bank stock	110,714	100,624	73,421	93,862	98,456
Deposits	6,051,220	6,194,866	6,597,396	6,191,408	5,581,867
Borrowings	2,879,125	2,132,154	1,582,850	1,789,313	2,239,989
Stockholders' equity	1,044,054	1,096,499	1,242,273	1,284,859	1,336,326
Asset Quality Ratios:					
Non-performing assets to total assets	0.09%	0.10%	0.14%	0.13%	0.10%
Non-performing loans to total loans	0.12	0.13	0.19	0.17	0.10
ACL to non-performing loans	252.51	173.37	147.54	252.42	121.99
ACL to loans receivable, net	0.30	0.22	0.28	0.44	0.12
Capital Ratios:					
Equity to total assets at end of period	10.3	11.4	12.9	13.5	14.3
Company Tier 1 leverage ratio/CBLR[1]	9.7	10.2	12.9	13.7	13.8
Bank Tier 1 leverage ratio/CBLR[1]	8.5	9.0	11.5	12.4	12.1
Number of branches	51	54	54	54	54

	For the Year Ended September 30,				
	2023	**2022**	**2021**	**2020**	**2019**
	(Dollars and counts in thousands, except per share amounts)				
Selected Operations Data:					
Total interest and dividend income	$ 359,789	$ 279,540	$ 258,181	$ 304,978	$ 329,954
Total interest expense	206,517	86,946	83,180	115,643	123,564
Net interest and dividend income	153,272	192,594	175,001	189,335	206,390
Provision for credit losses	6,838	(4,630)	(8,510)	22,300	750
Net interest and dividend income after provision for credit losses	146,434	197,224	183,511	167,035	205,640
Total non-interest income	(171,455)	22,830	28,086	19,599	21,958
Total non-interest expense	113,934	112,851	115,569	106,004	106,944
(Loss) income before income tax (benefit) expense	(138,955)	107,203	96,028	80,630	120,654
Income tax (benefit) expense	(37,296)	22,750	19,946	16,090	26,411
Net (loss) income	$ (101,659)	$ 84,453	$ 76,082	$ 64,540	$ 94,243

Financial Highlights

	For the Year Ended September 30,				
	2023	**2022**	**2021**	**2020**	**2019**
Earnings per Share:					
Basic (loss) earnings per share	$ (0.76)	$ 0.62	$ 0.56	$ 0.47	$ 0.68
Diluted (loss) earnings per share	$ (0.76)	$ 0.62	$ 0.56	$ 0.47	$ 0.68
Average diluted shares outstanding	133,557	135,700	135,496	137,901	137,735
Performance Ratios:					
Return on average assets[2]	(0.93)%	0.76%	0.79%	0.69%	0.99%
Return on average equity[2]	(9.48)	7.11	5.97	4.92	6.94
Dividends paid per share	$ 0.62	$ 0.76	$ 0.87	$ 0.68	$ 0.98
Dividend payout ratio	(81.81)%	122.12%	154.95%	145.43%	143.17%
Operating expense ratio	1.04	1.01	1.20	1.13	1.12
Efficiency ratio[2]	(626.63)	52.39	56.91	50.74	46.83
Net interest margin[2]	1.43	1.79	1.90	2.12	2.26

(1) The Tier 1 leverage ratio was replaced with the CBLR when the Bank and Company elected to use the CBLR framework beginning in fiscal year 2020. The Bank and the Company did not meet the required CBLR criteria as of September 30, 2023. The CBLR and Tier 1 leverage ratio are the same ratio for the Company and the Bank.

(2) The tables below provide a reconciliation between performance measures presented in accordance with accounting standards generally accepted in the United States of America ("GAAP") and the same performance measures excluding the effects of the leverage strategy and without the net loss on securities transactions associated with the securities strategy, which are not presented in accordance with GAAP. Management believes it is important for comparability purposes to provide the performance measures without the leverage strategy because of the unique nature of the leverage strategy and the net loss on securities transactions due to the non-recurring nature of the securities strategy. The Excluding Leverage Strategy (Non-GAAP) column and the Excluding Securities Strategy (Non-GAAP) column each begin with Actual (GAAP) before applying the respective strategy adjustments. The leverage strategy reduces some of our performance measures due to the amount of earnings associated with the transaction in comparison to the size of the transaction, while increasing our net income. The net loss on securities associated with the securities strategy is non-recurring and resulted in the Company reporting a net loss for the current fiscal year. The leverage strategy was not in place during fiscal year 2021 or fiscal year 2020 due to the interest rate spreads making the strategy unprofitable.

	For the Year Ended September 30, 2023				
	Actual (GAAP)	**Leverage Strategy**	**Excluding Leverage Strategy (Non-GAAP)**	**Securities Strategy**	**Excluding Securities Strategy (Non-GAAP)**
Return on average assets	(0.93)%	0.09 %	(1.02)%	(1.33)%	0.40 %
Return on average equity	(9.48)	0.10	(9.58)	(13.58)	4.10
Efficiency ratio	(626.63)	(53.24)	(573.39)	(691.94)	65.31
Net interest margin	1.43	(0.12)	1.55		
Earnings per share	$ (0.76)			$ (1.09)	$ 0.33

	For the Year Ended September 30,					
	2022			**2019**		
	Actual (GAAP)	**Leverage Strategy**	**Excluding Leverage Strategy (Non-GAAP)**	**Actual (GAAP)**	**Leverage Strategy**	**Excluding Leverage Strategy (Non-GAAP)**
Return on average assets	0.76 %	(0.09)%	0.85 %	0.99 %	(0.02)%	1.01 %
Return on average equity	7.11	0.26	6.85	6.94	—	6.94
Efficiency ratio	52.39	(0.87)	53.26	46.83	—	46.83
Net interest margin	1.79	(0.25)	2.04	2.26	(0.04)	2.30

 **CAPITOL FEDERAL FINANCIAL, INC.®**

December 14, 2023

Dear Fellow Stockholder:

On behalf of the Board of Directors and management of Capitol Federal Financial, Inc.®, we cordially invite you to attend our annual meeting of stockholders. The meeting will be held at 10:00 a.m. local time on Tuesday, January 23, 2024, at the Bradbury Thompson Alumni Center on the Washburn University campus, 1701 S.W. Jewell Avenue, Topeka, Kansas.

Regardless of whether you plan to attend the annual meeting, **please read the enclosed proxy statement and then vote by the Internet, telephone or mail as promptly as possible.** Your prompt response will save us additional expense in soliciting proxies and will ensure that your shares are represented at the meeting.

This year we are using a Securities and Exchange Commission rule to furnish our proxy statement, Annual Report and proxy card over the Internet to stockholders. This means that stockholders will not receive paper copies of these documents. Instead, stockholders will receive only a notice containing instructions on how to access the proxy materials over the Internet. This rule enables us to lower the costs of delivering the annual meeting materials and reduce the environmental impact of the meeting. If you would like to receive a copy of the printed materials, the notice contains instructions on how you can request copies of these documents.

Your Board of Directors and management are committed to the success of Capitol Federal Financial, Inc. and the enhancement of your investment. As Chairman of the Board, I want to express my appreciation for your confidence and support.

Very truly yours,

JOHN B. DICUS
Chairman of the Board, President and Chief Executive Officer

 **CAPITOL FEDERAL FINANCIAL, INC.**®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JANUARY 23, 2024

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Capitol Federal Financial, Inc.® will be held as follows:

TIME......................................	10:00 a.m. local time Tuesday, January 23, 2024
PLACE....................................	Bradbury Thompson Alumni Center Washburn University Campus 1701 S.W. Jewell Avenue Topeka, Kansas
ITEMS OF BUSINESS............	(1) The election of two directors. (2) An advisory (non-binding) vote on executive compensation as disclosed in the accompanying proxy statement. (3) The ratification of the appointment of Deloitte & Touche LLP as Capitol Federal Financial, Inc.'s independent auditors for the fiscal year ending September 30, 2024.
RECORD DATE	Holders of record of Capitol Federal Financial, Inc. common stock at the close of business on December 1, 2023 are entitled to vote at the annual meeting or any adjournment or postponement thereof.
PROXY VOTING	It is important that your shares be represented and voted at the annual meeting. **Regardless of whether you plan to attend the annual meeting, please read the accompanying proxy statement and then vote by the Internet, telephone or mail as promptly as possible.**

BY ORDER OF THE BOARD OF DIRECTORS

JOHN B. DICUS
Chairman of the Board, President and Chief Executive Officer

Topeka, Kansas
December 14, 2023

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CAPITOL FEDERAL FINANCIAL, INC.®
700 S. Kansas Avenue
Topeka, Kansas 66603
(785) 235-1341

_____

PROXY STATEMENT

_____

INTRODUCTION

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The Capitol Federal Financial, Inc. Board of Directors is using this proxy statement to solicit proxies from the holders of the Company's common stock for use at the Company's upcoming annual meeting of stockholders. The annual meeting of stockholders will be held at 10:00 a.m. local time on Tuesday, January 23, 2024 at the Bradbury Thompson Alumni Center on the Washburn University campus, 1701 S.W. Jewell Avenue, Topeka, Kansas.

At the meeting, stockholders will be asked to vote on three proposals. The proposals are set forth in the accompanying Notice of Annual Meeting of Stockholders and are described in more detail below. Stockholders also will consider any other matters that may properly come before the meeting, although the Board of Directors knows of no other business to be presented. Capitol Federal Financial, Inc. is referred to in this proxy statement from time to time as the "Company," "we," "us" or "our." Certain of the information in this proxy statement relates to Capitol Federal Savings Bank ("Capitol Federal Savings" or the "Bank"), a wholly owned subsidiary of the Company.

On December 21, 2010, the Company completed its conversion (the "Conversion") from the mutual holding company structure and related public stock offering and became a stock form holding company that is 100% owned by public stockholders. As a result of the Conversion, the Company, a newly formed Maryland corporation, became the holding company for Capitol Federal Savings, and Capitol Federal Financial (formerly the mid-tier holding company of Capitol Federal Savings) and Capitol Federal Savings Bank MHC (a mutual holding company that owned a majority of the stock of Capitol Federal Financial) have ceased to exist. All outstanding shares of Capitol Federal Financial common stock (other than those owned by Capitol Federal Savings Bank MHC, which have been cancelled) were converted into the right to receive 2.2637 shares of Company common stock (the "Conversion Exchange Ratio"). References in this proxy statement to the Company prior to the date of the Conversion refer to Capitol Federal Financial, and all information in this proxy statement with respect to stock options granted prior to the Conversion have been adjusted for the Conversion Exchange Ratio.

We have decided to use the "Notice and Access" rule adopted by the Securities and Exchange Commission (the "SEC") to provide access to our proxy materials over the Internet instead of mailing a printed copy of the proxy materials to each stockholder. As a result, on or about December 14, 2023, we mailed to all stockholders only a "Notice of Internet Availability of Proxy Materials" that tells them how to access and review the information contained in the proxy materials and how to vote their proxies over the Internet. You will not receive a printed copy of the proxy materials in the mail unless you request the materials by following the instructions included in the Notice of Internet Availability of Proxy Materials.

By submitting your proxy, either by executing and returning the proxy card or by voting electronically via the Internet or by telephone, you authorize the Company's Board of Directors to represent you and vote your shares at the meeting in accordance with your instructions. The Board of Directors also may vote your shares to adjourn the meeting from time to time and will be authorized to vote your shares at any adjournments or postponements of the meeting.

This proxy statement and the accompanying materials are first being made available to stockholders on or about December 14, 2023.

Your proxy vote is important. Whether or not you plan to attend the meeting, please submit your proxy by the Internet, telephone or mail as promptly as possible.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, stockholders will be asked to vote on the following proposals:

Proposal 1.	The election of two directors of the Company.
Proposal 2.	An advisory (non-binding) vote on executive compensation as disclosed in this proxy statement.
Proposal 3.	The ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending September 30, 2024.

Stockholders also will transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting. Members of our management team will be present at the meeting to respond to appropriate questions from stockholders.

How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote "FOR" the election of the director nominees named in this proxy statement, "FOR" the advisory vote on executive compensation and "FOR" the ratification of the appointment of Deloitte & Touche LLP.

Who is entitled to vote?

The record date for the meeting is December 1, 2023. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the meeting. The only class of stock entitled to be voted at the meeting is the Company's common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting; provided, however, that pursuant to Section D of Article 5 of the Company's charter, no person who beneficially owns more than 10% of the shares of the Company's common stock outstanding as of that date may vote shares in excess of this amount. At the close of business on the record date there were 134,984,275 shares of common stock outstanding.

What if my shares are held in "street name" by a broker?

If you are the beneficial owner of shares held in "street name" by a broker, your broker, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, your broker nevertheless will be entitled to vote the shares with respect to "discretionary" items, but will not be permitted to vote your shares with respect to any "non-discretionary" items. In the case of non-discretionary items, the shares will be treated as "broker non-votes." Whether an item is discretionary is determined by the exchange rules governing your broker. It is expected that the ratification of the appointment of Deloitte & Touche LLP will be considered a discretionary item and that all other matters being voted upon will be considered non-discretionary items.

What if my shares are held in the Company's employee stock ownership plan?

We maintain an employee stock ownership plan, which beneficially owned approximately 5.2% of the outstanding shares of the Company's common stock as of the record date. Employees of the Company and Capitol Federal Savings participate in the employee stock ownership plan. Each participant may instruct the trustee of the plan how to vote the shares of common stock allocated to his or her account under the employee stock ownership plan. If a participant properly executes and completes the voting instruction card distributed by the trustee, the trustee will vote the participant's shares in accordance with the instructions. In the event the participant fails to give timely voting instructions to the trustee with respect to the voting of the common stock that is allocated to his or her employee stock ownership plan account, and in the case of shares held in the employee stock ownership plan but not allocated to any participant's account, the trustee will vote such shares in the same proportion as directed by the participants who directed the trustee as to the manner of voting their allocated shares in the employee stock ownership plan with respect to each proposal.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the holders of at least one-third of the shares of the Company's common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the scheduled time of the meeting, the stockholders who are represented may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given. An adjournment will have no effect on the business that may be conducted at the meeting.

How do I vote?

1. *YOU MAY VOTE BY MAIL.* If you properly complete, sign and return the proxy card, it will be voted in accordance with your instructions.

2. *YOU MAY VOTE BY TELEPHONE.* If you are a registered stockholder, that is, if you hold your stock in your own name, you may vote by telephone by following the instructions included on the proxy card. If you vote by telephone, you do not have to mail in your proxy card.

3. *YOU MAY VOTE ON THE INTERNET.* If you are a registered stockholder, that is, if you hold your stock in your own name, you may vote on the Internet by following the instructions included on the proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

4. *YOU MAY VOTE IN PERSON AT THE MEETING*. If you plan to attend the annual meeting and wish to vote in person, we will give you a ballot at the annual meeting. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of the Company's common stock on December 1, 2023, the record date for voting at the annual meeting.

Can I vote by telephone or on the Internet if I am not a registered stockholder?

If your shares are held in "street name" by a broker or other nominee, you should check the voting form used by that firm to determine whether you will be able to vote by telephone or on the Internet.

Can I change my vote after I submit my proxy?

If you are a registered stockholder, you may revoke your proxy and change your vote at any time before the polls close at the meeting by:

- signing another proxy with a later date;
- voting by telephone or on the Internet -- your latest telephone or Internet vote will be counted;
- giving written notice of the revocation of your proxy to the Secretary of the Company prior to the annual meeting; or
- voting in person at the annual meeting.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions received from your nominee to change those instructions.

What if I do not specify how my shares are to be voted?

If you are a registered stockholder and you submit an executed proxy but do not indicate any voting instructions, your shares will be voted:

- FOR the election of the director nominees named in this proxy statement;
- FOR the advisory vote on executive compensation; and
- FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending September 30, 2024.

Will any other business be conducted at the annual meeting?

The Board of Directors knows of no other business that will be conducted at the meeting. If any other proposal properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to approve the proposals?

The Company's bylaws provide that in all elections of directors at meetings of stockholders, other than contested elections, each director is elected by a majority of the votes cast with respect to such director. This means that in order to be elected, the number of votes cast FOR a director nominee's election must exceed the number of votes cast AGAINST such director nominee's election. In a contested election, which is one where the number of nominees exceeds the number of directors to be elected, directors are elected by a plurality of the votes cast. The election of directors at the annual meeting will not be a contested election. Therefore, directors will be elected at the annual meeting under the majority voting standard described above.

The advisory vote on executive compensation and the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors each requires the affirmative vote of the majority of votes cast on the matter.

How will abstentions be treated?

If you abstain from voting for the election of any director nominee or from voting on any other proposal, your shares will not be counted as votes cast with respect to the election of that nominee or that proposal and will have no effect on the election of that nominee or on that proposal. Abstentions will be included for purposes of determining whether a quorum is present.

How will broker non-votes be treated?

Broker non-votes will have no effect on the election of directors or on any other proposal. Shares treated as broker non-votes on one or more proposals will be included for purposes of calculating the presence of a quorum.

STOCK OWNERSHIP

The following table presents information regarding the beneficial ownership of the Company's common stock, as of December 1, 2023, by:

- each beneficial owner of more than 5% of the outstanding shares of the Company's common stock known to the Company;

- each director of the Company and nominee for election;

- each executive officer of the Company named in the "Summary Compensation Table" appearing below; and

- all of the executive officers, directors and director nominees as a group.

Except as indicated below, the address of each of the beneficial owners is the same address as that of the Company. An asterisk (*) in the table indicates that the individual beneficially owns less than one percent of the outstanding common stock of the Company. Beneficial ownership is determined in accordance with the SEC's rules. As of December 1, 2023, there were 134,984,275 shares of the Company's common stock outstanding.

Name of Beneficial Owner	Beneficial Ownership[1] [10]	Percent of Common Stock Outstanding
Greater than Five Percent Beneficial Owners		
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	20,318,162[2]	15.1%
American Century Companies, Inc. et al. 4500 Main Street, 9th Floor Kansas City, Missouri 64111	17,710,558[3]	13.1%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	15,720,806[4]	11.6%
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, Texas 78746	7,089,117[5]	5.3%
Capitol Federal Financial, Inc. Employee Stock Ownership Plan	7,063,906[6]	5.2%
Directors, Director Nominees and Executive Officers		
John B. Dicus, Chairman, President, Chief Executive Officer and Director	1,489,905[7]	1.1%
Michel' Philipp Cole, Director	28,050	*
Morris J. Huey, II, Director	276,000	*
Jeffrey M. Johnson, Director	102,900[8]	*
Michael T. McCoy, M.D., Director	44,109	*
James G. Morris, Director	70,995	*
Carlton A. Ricketts, Director	149,561	*
Jeffrey R. Thompson, Director	84,353	*
Rick C. Jackson, Executive Vice President and Chief Lending Officer	244,846[9]	*
Robert D. Kobbeman, Executive Vice President and Chief Commercial Banking Officer	39,109	*
William J. Skrobacz, Jr., Executive Vice President and Chief Retail Operations Officer	37,802	*
Kent G. Townsend, Executive Vice President, Chief Financial Officer and Treasurer	232,991	*
Directors, director nominees and executive officers of the Company as a group (14 persons)	2,958,367	2.2%

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[1] Included in the shares beneficially owned by the directors and executive officers named in the table are options to purchase shares of the Company's common stock which are currently exercisable or which will become exercisable within 60 days after December 1, 2023, as follows: Mr. Dicus – 100,116 shares; Mr. Huey – 10,000 shares; Mr. Johnson – 15,000 shares; Dr. McCoy – 15,000 shares; Mr. Thompson – 15,000 shares; and Mr. Jackson – 55,910 shares.

[2] As reported in a Schedule 13G amendment filed with the SEC on January 26, 2023 by BlackRock, Inc. ("BlackRock"). With respect to the shares listed in the table, BlackRock reported having sole voting power as to 20,064,435 shares and sole dispositive power as to 20,318,162 shares.

[3] As reported in a Schedule 13G amendment filed with the SEC on February 8, 2023 by American Century Companies, Inc., American Century Investment Management, Inc., American Century Capital Portfolios, Inc. and Stowers Institute for Medical Research. With respect to the shares listed in the table, American Century Companies, Inc., American Century Investment Management, Inc. and Stowers Institute for Medical Research each reported having sole voting power as to 16,633,548 shares and sole dispositive power as to 17,710,558 shares while American Century Capital Portfolios, Inc. reported having sole voting power and sole dispositive power as to 12,120,827 shares.

[4] As reported in a Schedule 13G amendment filed with the SEC on February 9, 2023 by The Vanguard Group ("Vanguard"). With respect to the shares listed in the table, Vanguard reported having shared voting power as to 91,193 shares, sole dispositive power as to 15,503,939 shares and shared dispositive power as to 216,867 shares.

[5] As reported in a Schedule 13G filed with the SEC on February 10, 2023 by Dimensional Fund Advisors LP ("Dimensional"). With respect to the shares listed in the table, Dimensional reported having sole voting power as to 6,951,540 shares and sole dispositive power as to 7,089,117 shares.

[6] Of the 7,063,906 shares held by the employee stock ownership plan as of December 1, 2023, 4,255,539 were allocated to participant accounts. Each participant may instruct the trustee of the plan how to vote the shares of common stock allocated

to his or her account. In the event the participant fails to give timely voting instructions to the trustee with respect to the voting of the common stock that is allocated to his or her employee stock ownership plan account, and in the case of shares held in the employee stock ownership plan but not allocated to any participant's account, the trustee will vote such shares in the same proportion as directed by the participants who directed the trustee as to the manner of voting their allocated shares in the employee stock ownership plan with respect to each proposal.

(7) Mr. Dicus has pledged 90,500 of his shares for a line of credit with a third-party financial institution unaffiliated with the Company.

(8) Of the shares beneficially owned by Mr. Johnson, 87,900 are held in brokerage accounts pursuant to which they may serve as security for margin loans.

(9) Of the shares beneficially owned by Mr. Jackson, 66,698 are held in a brokerage account pursuant to which they may serve as security for a margin loan.

(10) In the case of directors, director nominees and executive officers, both individually and as a group, includes shares held directly, as well as shares held by and jointly with certain family members, shares held in retirement accounts, shares held by trusts of which the individual or group member is a trustee or substantial beneficiary or shares held in another fiduciary capacity with respect to which shares the individual or group member may be deemed to have sole or shared voting and/or investment powers. The shares beneficially owned by directors, director nominees and executive officers as a group also include an aggregate of 211,026 shares of common stock issuable upon exercise of stock options that are currently exercisable or that will become exercisable within 60 days after December 1, 2023.

PROPOSAL I

ELECTION OF DIRECTORS

The Company's Board of Directors is currently composed of eight members, each of whom is also a director of Capitol Federal Savings. Approximately one-third of the directors are elected annually. Directors of the Company are elected to serve for a three-year term or until their respective successors are elected and qualified. The Company's bylaws provide that no person who has reached age 75 may be elected, reelected, appointed or reappointed to the Board of Directors.

The following table sets forth certain information regarding the composition of the Company's Board of Directors, including each director's term of office. The Board of Directors, acting on the recommendation of the Nominating Committee, has recommended and approved the nominations of Morris J. Huey, II and Carlton A. Ricketts to serve as directors, each for a term of three years to expire at the annual meeting of stockholders to be held in 2027. It is intended that the proxies solicited on behalf of the Board of Directors will be voted at the annual meeting "FOR" the election of these director nominees. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the Board of Directors, acting on the recommendations of the Nominating Committee, may recommend. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve if elected. Except as disclosed in this proxy statement, there are no arrangements or understandings between any nominee and any other person pursuant to which the nominee was selected.

Name	Age[1]	Position(s) Held in the Company	Director Since[2]	Term of Office Expires
		NOMINEES		
Morris J. Huey, II	74	Director	2009	2027
Carlton A. Ricketts	66	Director	2020	2027
		DIRECTORS REMAINING IN OFFICE		
John B. Dicus	62	Chairman of the Board, President and Chief Executive Officer	1989	2025
James G. Morris	69	Director	2013	2025
Jeffrey R. Thompson	62	Director	2004	2025
Michel' Philipp Cole	60	Director	2017	2026
Jeffrey M. Johnson	57	Director	2005	2026
Michael T. McCoy, M.D.	74	Director	2005	2026

_____

(1) As of September 30, 2023.
(2) Includes service as a director of Capitol Federal Savings.

Board Diversity

On August 6, 2021, the SEC approved amendments to the Listing Rules of the NASDAQ Stock Market ("NASDAQ") related to board diversity. New Listing Rule 5605(f) (the "Diverse Board Representation Rule") requires each NASDAQ-listed company, subject to certain exceptions, (1) to have at least one director who self-identifies as female, and (2) to have at least one director who self-identifies as Black or African American, Hispanic or Latinx, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander, two or more races or ethnicities, or as LGBTQ+, or (3) to explain why the company does not have at least two directors on its board who self-identify in the categories listed above. In addition, new Listing Rule 5606 (the "Board Diversity Disclosure Rule") requires each NASDAQ-listed company, subject to certain exceptions, to provide statistical information about the company's board of directors, in a uniform format, related to each director's self-identified gender, race, and self-identification as LGBTQ+.

Proxy

Although we are not required to fully comply with the Diverse Board Representation Rule until 2025, we believe we presently meet the requirements of that rule based on the self-identified characteristics of the current members of our Board of Directors. In the matrix below, we have provided the statistical information required by the Board Diversity Disclosure Rule, which has not changed since we disclosed that information in our last annual meeting proxy statement.

Board Diversity Matrix (As of September 30, 2023)				
Total Number of Directors	8			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	1	7	0	0
Part II: Demographic Background				
African American or Black	0	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	1	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	1	6	0	0
Two or More Races or Ethnicities	0	1*	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

* One director self-identified as African American/Black and Hispanic/Latinx.

Business Experience and Qualifications of Our Directors

The Board believes that the many years of service our directors collectively have at the Company and Capitol Federal Savings is one of their most important qualifications for service on our Board. This service has given them extensive knowledge of the banking business and of the Company. Furthermore, their service on our Board committees, especially in the areas of audit, compensation and stock benefits, is critical to their ability to oversee the management of Capitol Federal Savings by our executive officers. Service on the Board by our Chief Executive Officer is critical to aiding the outside directors' understanding of the issues that are common in the banking business. Each outside director brings special skills, experience and expertise to the Board as a result of their other business activities and associations. The business experience of each of our directors and nominees for at least the past five years and the experience, qualifications, attributes, skills and areas of expertise of each director and nominee that further supports his or her service as a director are set forth below.

Morris J. Huey, II. Mr. Huey retired from Capitol Federal Savings in January 2010. From June 2002 until his retirement, Mr. Huey served as Executive Vice President and Chief Lending Officer of Capitol Federal Savings and President of Capitol Funds, Inc., a wholly owned subsidiary of Capitol Federal Savings. From August 2002 until his retirement, he also served as President of Capitol Federal Mortgage Reinsurance Company, a wholly owned subsidiary of Capitol Funds, Inc. Prior to that, he served as the Central Region Lending Officer since joining Capitol Federal Savings in 1991. Mr. Huey's many years of service in various areas of Capitol Federal Savings' operations and his duties as Executive Vice President and Chief Lending Officer of Capitol Federal Savings bring a special knowledge of the financial, economic, underwriting and regulatory challenges the Company faces and he is well suited to educating the Board on these matters.

Carlton A. Ricketts. Mr. Ricketts retired as Executive Vice President, Chief Corporate Services Officer of Capitol Federal Savings and the Company in February 2019, after having held those responsibilities since April 2012. In that role, he directed the operations of Capitol Federal Savings in the areas of Compliance and Risk Management, Information Technology, Human Resources, Facilities, Marketing, Appraisals and the Insurance Agency, in addition to overseeing and participating in examinations with regulators. Mr. Ricketts joined Capitol Federal Savings in February 2007 as Chief Strategic Planning Officer. Before that, he spent 25 years in the electric and gas utility industry as Vice President of Business Services with Missouri Gas Energy and in various capacities for Westar Energy, including as the Vice President responsible for managing the company's operations in the areas of Investor Relations, Corporate Development, and Labor Relations. Mr. Ricketts's extensive background in banking, demonstrated leadership and first-hand knowledge of Capitol Federal Savings enhances the Board's oversight of the Company's operations and make him a valuable member of the Board.

John B. Dicus. Mr. Dicus became Chief Executive Officer of Capitol Federal Savings and the Company effective January 1, 2003 and became Chairman of the Board of Directors of Capitol Federal Savings and the Company in January 2009. Prior to his appointment as Chief Executive Officer, he served as President and Chief Operating Officer for Capitol Federal Savings from 1996 and for the Company from its inception in March 1999. Before that, he served as Executive Vice President of Corporate Services for Capitol Federal Savings for four years. He has been with Capitol Federal Savings in various other positions since 1985. Mr. Dicus' many years of service in all areas of the operations of Capitol Federal Savings and his duties as President and Chief Executive Officer of the Company and Capitol Federal Savings bring a special knowledge of the financial, economic and regulatory challenges the Company faces and he is well suited to educating the Board on these matters. Mr. Dicus is the father-in-law of William J. Skrobacz, Jr., who serves as Executive Vice President and Chief Retail Operations Officer of the Company and the Bank.

James G. Morris. Mr. Morris retired from KPMG LLP in September 2012 after having served as partner-in-charge of the financial services practice of the firm's Kansas City office. Mr. Morris joined the firm in 1976 (when it was known as Peat Marwick Mitchell & Co.) as an auditor and was promoted to partner in 1988. At KPMG, Mr. Morris served a wide range of financial services clients, including banks, thrifts, mortgage companies, investment advisors and real estate companies. Mr. Morris currently serves as an independent trustee of The Commerce Funds, a family of eight mutual funds registered under the Investment Company Act of 1940. Mr. Morris's accounting and auditing background and extensive experience working with companies in the financial services industry make him a valuable member of the Board.

Jeffrey R. Thompson. In 2021, Mr. Thompson became Chief Financial Officer of Salina Vortex Corp., a Salina, Kansas-based manufacturing company. He served as the company's Chief Executive Officer and President from 2007 to 2020 and has worked for the company since 2002. From 2001 to 2002, he served as Vice President, Supply Chain, for The Coleman Company, Wichita, Kansas. From 1992 to 2001, he served in a variety of capacities for Koch Industries, Inc., Wichita, Kansas, including President of Koch Financial Services, Inc. from 1998 to 2001. From 1986 to 1992, he worked in several positions for Chrysler Capital Public Finance, Kansas City, Missouri, primarily in the areas of originating, underwriting and servicing tax-exempt municipal leases. Mr. Thompson has 40 years of business experience, including 20 years in the financial services business and 20 years with profit and loss responsibility in manufacturing companies. He brings general business, financial and risk management skills to Capitol Federal Savings, including knowledge of compensation matters, which is important to his service on our Compensation Committee. Mr. Thompson is a certified public accountant, and his accounting knowledge and experience is important to his service on our Audit Committee. His participation in the Salina and Wichita, Kansas business communities for over 30 years brings knowledge of the local economy and business opportunities for Capitol Federal Savings.

Michel' Philipp Cole, ABC. Ms. Cole retired in June 2018 as Vice President, Corporate Communications and Public Affairs of Westar Energy, a position she held since 2014. From 1990 to 2000, she served as Director, Corporate Communications for Westar Energy. Before rejoining Westar Energy, Ms. Cole was Vice President, Corporate Communications and Brand Strategy, Security Benefit Corporation, from 2003-2014. From 2000 to 2003, she was Senior Vice President, Corporate Practice Group, Fleishman-Hillard, Kansas City. Ms. Cole was the Manager, Corporate Communications, Goodyear Tire & Rubber Co., Topeka, from 1989-1990. She began her communications career as Vice President, Member Services, Kansas Press Association, from 1986-1989. In October 2022, Ms. Cole was elected to the Washburn University Board of Trustees. Ms. Cole has held other board positions for Stormont Vail Health, Greater Topeka Chamber of Commerce, Topeka Collegiate, the Kansas Book Festival, KTWU Public Television and the Washburn University Leadership Institute. She is a graduate of Leadership Greater Topeka and Leadership Kansas City and is an Accredited Business Communicator, IABC. Ms. Cole's extensive background in all aspects of corporate communications brings to the Board knowledge and experience that enhances the Board's oversight of those aspects of the Company's operations that work to maintain and enhance value and ensure appropriate communications both inside and outside of the Company.

Jeffrey M. Johnson.   Mr. Johnson is President of Flint Hills National Golf Club, Andover, Kansas, a position he has held since March 2003. From March 1997 until joining Flint Hills, Mr. Johnson was an investment advisor with Raymond James Financial Services in Wichita, Kansas. Mr. Johnson's extensive knowledge of investments and the regulated financial services industry supports the Board's and the Audit Committee's knowledge in those areas. Before 1997, he served in a variety of restaurant management positions with Lone Star Steakhouse & Saloon, Inc. and Coulter Enterprises, Inc. Mr. Johnson is also part-owner of several restaurants in Lawrence, Manhattan and Wichita, Kansas and parts of Texas. He brings general business, financial and risk management skills to Capitol Federal Savings, including knowledge of compensation matters, which is important to his service on our Compensation Committee. His participation in the Wichita, Kansas business community and his service on local non-profit boards for over 15 years bring knowledge of the local economy and business opportunities for Capitol Federal Savings.

Michael T. McCoy, M.D.   Dr. McCoy has been an orthopedic surgeon in private practice for over 30 years. In his private practice, he has employed up to 15 employees and gained the accounting, financial and risk management skill necessary to operate a small business. He served as Chief of Orthopedic Surgery at Stormont Vail Regional Medical Center in Topeka, Kansas from October 2004 to October 2005 and as Chief of Surgery at Stormont Vail from January 1987 to January 1988. His management and business experience in his private practice and these hospital positions bring knowledge and experience to his service on the Board and the Compensation and Audit Committees. Dr. McCoy is a member of the Kansas Medical Society, the Shawnee County Medical Society, the American Academy of Orthopedic Surgeons and the American Orthopedic Society for Sports Medicine.

Executive Officers Who Are Not Also Directors

Set forth below is a description of the business experience for at least the past five years of each executive officer who is not also a director of the Company. Each executive officer's age is as of September 30, 2023.

Kent G. Townsend.   Mr. Townsend, age 62, serves as Executive Vice President and Chief Financial Officer of the Bank and the Company. Mr. Townsend also serves as Treasurer for the Company, Capitol Funds, Inc., a wholly owned subsidiary of the Bank ("Capitol Funds"), and Capitol Federal Mortgage Reinsurance Company, a wholly owned subsidiary of Capitol Funds ("CFMRC"). Mr. Townsend was promoted to Executive Vice President, Chief Financial Officer and Treasurer in September 2005. Prior to that, he served as Senior Vice President, a position he held since April 1999, and Controller of the Company, a position he held since March 1999. He has served in similar positions with the Bank since September 1995. He served as the Financial Planning and Analysis Officer with the Bank for three years and other financial related positions since joining the Bank in 1984.

Rick C. Jackson.   Mr. Jackson, age 58, serves as Executive Vice President and Chief Lending Officer of the Bank and the Company. He also serves as Chief Executive Officer of Capitol Funds and President of CFMRC. He joined the Bank in 1993 as Community Development Director, a position he held until March 2017, and has served as Chief Lending Officer since February 2010.

Robert D. Kobbeman.   Mr. Kobbeman, age 68, serves as Executive Vice President and Chief Commercial Banking Officer of the Bank and the Company. He joined the Bank in August 2018 at the time of the Company's acquisition of Capital City Bancshares, Inc. ("CCB") and CCB's subsidiary bank, Capital City Bank. From 2002 until the acquisition, Mr. Kobbeman served as President and Chief Executive Officer and as a director of CCB and Capital City Bank. From 1998 to 2002, Mr. Kobbeman served as Executive Vice President, Chief Lending Officer of Capital City Bank.

As previously reported by the Company, on November 28, 2023, Mr. Kobbeman informed the Company's Board of Directors of his intent to retire effective February 29, 2024.

William J. Skrobacz, Jr.   Mr. Skrobacz, age 32, has served as Executive Vice President and Chief Retail Operations Officer of the Bank and the Company since April 2023. He joined the Bank as Chief Strategy Officer in July 2021 after obtaining his MBA from The University of Virginia's Darden School of Business. Starting with amassing experience with Bank customers while working throughout the Bank's branch system, he then continued moving through various departments within the organization helping to implement efficiencies and drive growth within the Bank's lending and business development efforts, while also familiarizing himself with the Bank's regulatory environment. Prior to his time at the Bank, he worked for Nuvasive Inc. from 2013-2021 in a Regional

Sales and Operations Management capacity. Mr. Skrobacz is the son-in-law of John B. Dicus, the Company's and the Bank's Chairman, President and Chief Executive Officer.

Anthony S. Barry. Mr. Barry, age 59, serves as Executive Vice President, Chief Corporate Services Officer of the Bank and the Company. Prior to joining the Bank and the Company in October 2018, Mr. Barry was engaged in the private practice of law for 29 years in real estate and general litigation, with an emphasis in construction law. Mr. Barry also served as a board member of a bank holding company in Arizona from 1998 to 2008.

Natalie G. Haag. Ms. Haag, age 64, serves as Executive Vice President, General Counsel, and Corporate Secretary of the Bank and the Company. Prior to joining the Bank and the Company in August 2012, Ms. Haag was 2nd Vice President, Director of Governmental Affairs and Assistant General Counsel for Security Benefit Corporation and Security Benefit Life Insurance Company in Topeka, Kansas. Security Benefit provides retirement products and services, including annuities and mutual funds. Ms. Haag was employed by Security Benefit since June 2003. The Security Benefit companies are not parents, subsidiaries or affiliates of the Bank or the Company.

Director Independence

The Company's Board of Directors has determined that the following directors, constituting a majority of the Board, are "independent directors," as that term is defined in NASDAQ Listing Rule 5605: Directors Cole, Huey, Johnson, McCoy, Morris, Ricketts and Thompson.

Board Leadership Structure and Role in Risk Oversight

The Company currently combines the positions of Chief Executive Officer and Chairman into one position. The Company does not have a lead outside director. The Company believes that this structure is appropriate because of the primarily singular operating environment of the Company, with the Company's focus on being a provider of retail and commercial financial services. Having the Chief Executive Officer and Chairman involved in the daily operations of this focused line of operations improves the communication between management and the Board and ensures that the Board's interest is represented in the daily operations of the Company, particularly with regard to risk management.

Risk is inherent with the operation of every financial institution, and how well an institution manages risk can ultimately determine its success. The Company faces a number of risks, including but not limited to credit risk, interest rate risk, liquidity risk, operational risk, strategic risk, compliance risk, cybersecurity risk and reputation risk. The Company's primary risk areas are single-family lending, including originated and purchased loans, and commercial lending. Cybersecurity risk is a key consideration in the Company's operational risk management capabilities. Given the nature of the Company's operations and business, including the Bank's reliance on relationships with various third-party providers in the delivery of financial services, cybersecurity risk may manifest itself through various business activities and channels, and it is thus considered an enterprise-wide risk that is subject to control and monitoring at various levels of management and oversight by the Board and the Audit Committee. The Board receives updates on the status of the cybersecurity controls, reports of significant cybersecurity incidents and annual education in this area.

Management is responsible for the day-to-day management of the risks the Company faces, while the Board has ultimate responsibility for the oversight of risk management. The Board oversees risk through the annual review of key policies of the Bank and the Company. In addition, monthly, quarterly and annual reports are prepared for, presented to and reviewed with the Board addressing all major risk and compliance areas. For the policies of the Board that require risk assessments to be completed, the results are generally summarized and presented to the Board or a committee of the Board. The executive officers responsible for managing the various risks in the Bank and Company present reports to the Board as required by policy or as needed.

The Board has integrated the oversight of certain risk areas with the responsibilities of the Audit Committee and the Compensation Committee. The Audit Committee works with the independent Audit Services Director to structure risk-based audits, the reports of which are presented to the Audit Committee, and progress toward the approved audit plan is reviewed and the committee is updated at least quarterly. In attempting to determine the appropriate levels and forms of compensation provided to the Bank's and the Company's officers and employees, the Compensation Committee considers whether compensation or incentive plans encourage excessive risk taking.

Board Meetings and Committees

The members of the Boards of Directors of the Company and Capitol Federal Savings are identical. During the fiscal year ended September 30, 2023, the Board of Directors of the Company held seven meetings and the Board of Directors of Capitol Federal Savings held 13 meetings. During fiscal year 2023, no incumbent director attended fewer than 75% of the aggregate of the total number of meetings of each Board during the period he or she was a director and the total number of meetings held by the committees of each Board on which committees he or she served during the period in which he or she served.

The Company's Board of Directors has standing Executive, Compensation, Stock Benefit, Audit and Nominating Committees. The following is a summary of these committees.

The Executive Committee is currently comprised of Directors Dicus (Chair), Huey, McCoy and Thompson. The Executive Committee meets on an as needed basis and exercises the power of the Board of Directors between Board meetings, to the extent permitted by applicable law. This committee is responsible for formulating and implementing policy decisions, subject to review by the entire Board of Directors. The Executive Committee did not meet during fiscal year 2023.

The Compensation Committee is currently comprised of Directors Morris (Chair), Cole, Huey, Johnson, McCoy, Ricketts and Thompson, each of whom is an "independent director," as that term is defined in the NASDAQ Listing Rules. The Compensation Committee is responsible for reviewing and evaluating executive compensation and administering the Company's compensation and benefit programs. The Compensation Committee also is responsible for:

- reviewing from time to time the Company's compensation plans and, if the Committee believes it to be appropriate, recommending that the Board amend these plans or adopt new plans;

- annually reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluating the Chief Executive Officer's performance in light of these goals and objectives and recommending to the Board the Chief Executive Officer's compensation level based on this evaluation;

- overseeing the evaluation of management, and recommending to the Board the compensation for executive officers and other key members of management. This includes evaluating performance following the end of incentive periods and recommending to the Board specific awards for executive officers;

- recommending to the Board the appropriate level of compensation for directors;

- administering any benefit plan which the Board has determined should be administered by the Committee; and

- reviewing, monitoring and reporting to the Board, at least annually, on management development efforts to ensure a pool of candidates for adequate and orderly management succession.

The Compensation Committee operates under a written charter adopted by the Board of Directors of the Company, a copy of which is available on the Company's website, at www.capfed.com, by clicking "Investor Relations" and then (under the "Corporate Overview" tab) "Corporate Governance." In fiscal year 2023, this committee met five times at the holding company level; the Compensation Committee for Capitol Federal Savings, which serves the same function and has the identical makeup, also met five times during fiscal year 2023.

The Stock Benefit Committee operates under a written charter adopted by the Board of Directors of the Company. The Stock Benefit Committee is currently comprised of Directors McCoy (Chair), Cole, Huey, Johnson, Morris, Ricketts and Thompson. The Stock Benefit Committee is principally responsible for administering the

Company's 2012 Equity Incentive Plan, 2000 Stock Option and Incentive Plan and 2000 Recognition and Retention Plan. Although, by their terms, the 2000 Stock Option and Incentive Plan and 2000 Recognition and Retention Plan expired as to new awards in April 2015, the Company ceased granting new awards under those plans following the approval of the 2012 Equity Incentive Plan at the Company's annual meeting of stockholders held in January 2012. The Stock Benefit Committee awards stock-based benefits to officers and employees of the Company and the Bank. This committee met four times during fiscal year 2023.

The Audit Committee is currently comprised of Directors Thompson (Chair), Cole, Huey, Johnson, McCoy, Morris and Ricketts, each of whom is "independent," as independence for audit committee members is defined in the NASDAQ Listing Rules. The Company's Board of Directors has determined that each of Messrs. Morris and Thompson is an "audit committee financial expert," as defined in the SEC's rules.

The Audit Committee operates under a written charter adopted by the Board of Directors of the Company, a copy of which is available on the Company's website, www.capfed.com, by clicking "Investor Relations" and then (under the "Corporate Overview" tab) "Corporate Governance." The Audit Committee is appointed by the Company's Board of Directors to represent and assist the Board in fulfilling its oversight responsibility relating to the integrity of the Company's consolidated financial statements and the financial reporting processes, the systems of internal accounting and financial controls, the systems of disclosure controls and procedures, compliance with ethical standards adopted by the Company, compliance with legal and regulatory requirements, the annual independent audit of the Company's consolidated financial statements, the independent auditors' qualifications and independence, the performance of the Company's internal audit function and the independent (external) auditors and any other areas of potential financial risk to the Company specified by its Board of Directors. The Audit Committee also is responsible for hiring, retaining and terminating the Company's independent auditors. The Audit Committee met eight times in fiscal year 2023.

The Nominating Committee is comprised of Directors Cole (Chair), Huey, Johnson, McCoy, Morris, Ricketts and Thompson, each of whom is an "independent director," as that term is defined in the NASDAQ Listing Rules. The Nominating Committee is responsible for identifying and recommending director candidates to serve on the Board of Directors. Final approval of director nominees is determined by the full Board, based on the recommendations of the Nominating Committee. The nominees for election at the meeting identified in this proxy statement were recommended to the Board by the Nominating Committee. The Nominating Committee met twice during fiscal year 2023.

The Nominating Committee operates under a formal written charter adopted by the Board, a copy of which is available on the Company's website, www.capfed.com, by clicking "Investor Relations" and then (under the "Corporate Overview" tab) "Corporate Governance." The Nominating Committee has the following responsibilities under its charter:

- recommend to the Board the appropriate size of the Board and assist in identifying, interviewing and recruiting candidates for the Board;

- recommend candidates (including incumbents) for election and appointment to the Board of Directors, subject to the provisions set forth in the Company's charter and bylaws relating to the nomination or appointment of directors, based on the following criteria: business experience, education, integrity and reputation, independence, conflicts of interest, diversity, age, number of other directorships and commitments (including charitable organizations), tenure on the Board, attendance at Board and committee meetings, stock ownership, specialized knowledge (such as an understanding of banking, accounting, marketing, finance, regulation and public policy) and a commitment to the Company's communities and shared values, as well as overall experience in the context of the needs of the Board as a whole. The Company's Board of Directors looks for diversity among its members by ensuring directors have backgrounds with diverse business experience, living in our different local geographic markets with sound business experience in many areas of operations of business. The Board looks for experience from individuals with business experience from the top levels of a business, understanding of financial concepts, human resource, marketing and communications, risk management, information technology and customer service common among all businesses;

- review nominations submitted by stockholders, which have been addressed to the Company's Secretary, and which comply with the requirements of the Company's charter and bylaws.

Nominations from stockholders will be considered and evaluated using the same criteria as all other nominations;

- annually recommend to the Board committee assignments and committee chairs on all committees of the Board, and recommend committee members to fill vacancies on committees as necessary; and

- perform any other duties or responsibilities expressly delegated to the Committee by the Board.

Nominations of persons for election to the Board of Directors may be made only by or at the direction of the Board of Directors or by any stockholder entitled to vote for the election of directors who complies with the notice procedures. Pursuant to the Company's bylaws, nominations for directors by stockholders must be made in writing and received by the Secretary of the Company at the Company's principal executive offices no earlier than 120 days prior to the meeting date and no later than 90 days prior to the meeting date. If, however, less than 100 days' notice or public announcement of the date of the meeting is given or made to stockholders, nominations must be received by the Company not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or otherwise transmitted or the day on which public announcement of the date of the meeting was first made. In addition to meeting the applicable deadline, nominations must be accompanied by certain information specified in the Company's bylaws.

Stockholder Communications with Directors

Stockholders may communicate with the Board of Directors by writing to: Natalie G. Haag, Executive Vice President, General Counsel and Corporate Secretary, Capitol Federal Financial, Inc., 700 S. Kansas Avenue, Topeka, Kansas 66603.

Board Member Attendance at Annual Stockholder Meetings

Although the Company does not have a formal policy regarding director attendance at annual stockholder meetings, directors are expected to attend these meetings absent extenuating circumstances. All of the Company's directors attended last year's annual meeting of stockholders.

Employee, Officer and Director Hedging

The Company has not adopted any practices or policies regarding the ability of its employees, officers or directors, or any of their designees, to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities.

Director Compensation

The members of the Boards of Directors of Capitol Federal Savings and the Company are identical. Each non-employee director receives an annual retainer, paid monthly, one-half of which is for his or her service on Capitol Federal Savings' Board of Directors and one-half of which is for his or her service on the Company's Board of Directors. During fiscal year 2023, the combined annual retainer was $72,000 ($36,000 for service on Capitol Federal Savings' Board of Directors and $36,000 for service on the Company's Board of Directors). No additional fees are paid for attending Board or Board committee meetings. During fiscal year 2023, Mr. Thompson received $5,000 for serving as the Audit Committee chair. Each outside director receives $1,000 per day for each conference or other meeting attended concerning Capitol Federal Savings and/or Company business that is outside of board meetings. During fiscal year 2023, no outside director attended any such conference or other meeting. During fiscal year 2023, John B. Dicus, Chairman, President and Chief Executive Officer, was paid $12,000 by Capitol Federal Savings and $12,000 by the Company ($24,000 in total) for his service as a director of Capitol Federal Savings and the Company.

The following table sets forth certain information regarding the compensation earned by or awarded to each director, other than Mr. Dicus, who served on the Board of Directors of the Company in fiscal year 2023. Compensation payable to Mr. Dicus for his service as a director is included in the "Salary" column of the Summary Compensation Table, under "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Michel' Philipp Cole	$ 72,000	---	---	$ 493	$ 72,493
Morris J. Huey II	72,000	---	---	---	72,000
Jeffrey M. Johnson	72,000	---	---	---	72,000
Michael T. McCoy, M.D.	72,000	---	---	---	72,000
James G. Morris	72,000	---	---	---	72,000
Carlton A. Ricketts	72,000	---	---	1,559	73,559
Jeffrey R. Thompson	77,000	---	---	---	77,000

(1) Includes annual retainers for service on the Boards of Directors of the Company and Capitol Federal Savings. For Mr. Thompson, also includes $5,000 for serving as the Audit Committee chair.

(2) As of September 30, 2023, Mr. Ricketts was the only director listed in the table who held any unvested shares of restricted stock. Mr. Ricketts held 1,350 unvested shares of restricted stock as of that date.

(3) As of September 30, 2023, the total number of shares underlying the stock options held by each director listed in the table was as follows: Mr. Huey – 10,000 shares; Mr. Johnson – 15,000 shares; Dr. McCoy – 15,000 shares; and Mr. Thompson – 15,000 shares.

(4) For Ms. Cole and Mr. Ricketts, represents dividends paid on unvested shares of restricted stock.

Proxy

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the Company's compensation program, including how it relates to the executive officers named in the compensation tables that follow this section (who we sometimes refer to below and elsewhere in this proxy statement as the "named executive officers," or "NEOs"), consisting of:

- John B. Dicus, our Chairman, President and Chief Executive Officer,

- Kent G. Townsend, our Executive Vice President, Chief Financial Officer and Treasurer,

- Rick C. Jackson, our Executive Vice President and Chief Lending Officer,

- Robert D. Kobbeman, our Executive Vice President and Chief Commercial Banking Officer (who plans to retire from these positions effective February 29, 2024) and

- William J. Skrobacz, Jr., our Executive Vice President and Chief Retail Operations Officer.

Set forth below is an analysis of the objectives of our compensation program, the material compensation policy decisions we have made under this program and the material factors we considered in making those decisions.

Overview of Compensation Program

The Compensation Committee of our Board of Directors (the "Committee"), which consists solely of independent directors, has responsibility for developing, implementing and monitoring adherence to the Company's compensation philosophies and program. The Stock Benefit Committee, also comprised entirely of independent directors, administers and grants stock-based compensation awards from time to time. Grants currently are made under our 2012 Equity Incentive Plan, which was approved by our stockholders in January 2012. One NEO has outstanding option awards granted under our 2000 Stock Option and Incentive Plan, which was approved by our stockholders in 2000 and expired as to new awards in April 2015. See "Stock Incentive Plans" below. The Committee is mindful of the compensation offered in the banking industry, both regionally and nationally, and the Company's business strategies. The Committee strives to provide a complete compensation program that incentivizes executive officers to maximize the Company's performance with the goal of enhancing stockholder value. The Company's compensation program is based upon the following philosophies:

- preserve the financial strength, safety and soundness of the Company and the Bank;

- reward and retain key personnel by compensating them in the range of salaries at comparable financial institutions and making them eligible for annual cash bonuses based primarily on the Company's performance;

- focus management on maximizing earnings while managing risk by maintaining high asset quality, managing interest rate risk within Board guidelines, emphasizing cost control, establishing adequate compliance programs and maintaining appropriate levels of capital; and

- provide an opportunity to earn additional compensation if the Company's stockholders experience returns through stock price appreciation and/or dividends.

The Company's primary forms of current compensation for executive officers include base salary, short-term incentive compensation and long-term incentive compensation. The Company has provided long-term compensation in the form of stock option and restricted stock awards and an employee stock ownership plan ("ESOP"). The Company also has a tax-qualified defined contribution retirement plan, health and life insurance benefits and paid time off benefits. The Company offers insurance benefits, including flexible spending accounts for unreimbursed medical expenses and child care expenses, on a pre-tax basis, in which executive officers may participate with the same eligibility requirements as all other employees.

As a general matter, we have not offered employment agreements to any of our officers or employees. We currently believe our named executive officers receive sufficient incentives from the existing compensation program that employment agreements are not necessary to induce them to remain with the Company. The Company has entered into change in control severance agreements with each of the NEOs. Each agreement entitles the executive to a severance payment if the executive's employment is terminated under certain circumstances within six months before or within 24 months after a change in control of the Company. The Company believes these agreements will help incentivize the executives to continue their employment with the Company amid the uncertainty that may arise in the event of a change in control. See "Change in Control Severance Agreements" and "Payments upon Termination or Change in Control."

The Committee meets as needed during the year to consider all aspects of the Company's compensation program, including a review at least once per year of a tally sheet for each NEO quantifying every component of the NEO's compensation package, in order to satisfy itself that the total compensation paid to the NEO is reasonable and appropriate. As discussed in greater detail below under "Role of Management," the Committee meets with management to receive their analyses and recommendations, as requested by the Committee, considers the information provided to the Committee and makes decisions accordingly.

Base Salary

The Committee sets the base salaries for all executive officers of the Company. The Committee sets policy directing fair and reasonable compensation levels throughout the Company by taking into account the influences of market conditions on each operational area of the Company and the relative compensation at different management levels within each operational area. The Committee recognizes that base salary is the primary compensation package component that is fixed in amount before the fiscal year begins and is paid during the year without regard to the Company's performance. The base salary for each NEO reflects the Committee's consideration of a combination of factors, including: competitive market salary, the comparability of responsibilities of similarly situated NEOs at other institutions, the officer's experience and tenure, overall operational and managerial effectiveness and breadth of responsibility for each officer.

Each NEO's base salary and performance is reviewed annually. Base salary is not targeted to be a percentage of total compensation, although the Committee does consider the total amount of each NEO's compensation when setting NEO base salaries.

The Committee has not used third party consultants or other service providers to present compensation plan suggestions or market compensation data for executive officers. Instead, the Committee has directed the President and CEO to provide comparable market salary data for executive officers based upon a selected population of comparable financial institutions.

The most recent comparison information was compiled from information reported in the then-most recent proxy statements of the financial institutions listed below. The financial institutions selected for comparison purposes were based upon the President and CEO's knowledge of the selected financial institutions and the comparability of their operations, corporate structure and/or size relative to the Company. Financial institutions selected for comparison purposes may be added or removed from the list each year as a result of acquisitions, closings, operating in a distressed mode or because another financial institution compares more appropriately to the operations of the Company than a previously listed financial institution.

The financial institutions in the most recent comparison included the following publicly held financial institutions with total assets, as of each institution's most recent fiscal year-end, of between $5.0 billion and $21.7 billion: TFS Financial (organized in a mutual holding company, or MHC, structure), Washington Federal, Northwest Bancshares, Community Bank System, BancFirst, Provident Financial Services, Park National Corporation, National Bank Holdings, Heartland Financial USA, Republic Bancorp, First Busey Corporation, Great Southern Bancorp, Inc., and Equity Bancshares, Inc.

The comparison shows how our executive officer salaries and annual cash compensation compare on a national and local scale with other financial institutions, reflecting institutions among which we would most likely compete for executive talent, with a slightly greater weighting to regional institutions. The Committee received information showing the base compensation of the CEO, CFO and the next three NEOs in each company's proxy statement. The levels of compensation paid to our CEO and CFO are compared directly to the equivalent titles in the listed companies. The compensation of the highest paid NEO within each of the companies listed above, not including the CEO or CFO, is compared to compensation paid to our most highly compensated NEO, not including the CEO or CFO. The compensation of the second highest paid NEO within each of the companies listed above, not including the CEO or CFO, is compared to compensation paid to our second most highly compensated NEO, not including the CEO or CFO. The compensation of the third highest paid NEO within each of the companies listed above, not including the CEO or CFO, is compared to compensation paid to our third most highly compensated NEO, not including the CEO or CFO.

The Committee reviews the comparison data provided and does not attempt to set the base salaries of our NEOs at specific target percentiles of the comparison data provided. The Committee uses this data in conjunction with setting the base salary of each NEO, whose salary is discussed below, in light of the range of base salaries paid among the comparable financial institutions. Because the positions other than the CEO and CFO may not be directly comparable between financial institutions, the Committee exercises its judgment in determining where in the salary ranges of the comparison financial institutions the compensation for our other NEOs should fall. The salaries for the CEO and CFO, in general, fall within the 25th to 50th percentile of the range of comparable salaries based upon a review of the comparison companies. In general, the range of salaries for the NEOs other than the CEO and CFO is narrow because the comparison in range of salaries among the other NEO executive officer positions in the various market comparisons reviewed is not considered sufficiently different by the Committee to warrant a wider spread in base salary. The salary of the CEO is established to reflect his hands-on approach to leadership and the involvement he provides the Company on a daily basis, the leadership roles he fills in local, regional and national industry-related activities and his direct involvement in addressing stockholder value and stockholder relations. The salaries of the CFO and each of the other NEOs are established to also reflect their respective roles in the management structure of the Company.

The Committee does not put as much emphasis on the market comparison information when considering bonus or other incentive compensation as it does on base salary for the Company's executive officers. This is primarily because of the divergence in practice regarding the structure of bonus plans and the types of incentives offered executive officers at other financial institutions.

Compensation and Incentive Plan Risk Assessment

At the direction of the Compensation Committee, our Audit Services Director with the assistance of our Human Resources Director, reviewed all compensation and incentive programs within the Company to ensure the programs were working as designed and intended. The results of this review indicated that all plans were working as designed and intended and did not allow for compensation benefits beyond those intended by the programs.

Bonus Incentive Plans

All officers of the Company are eligible to receive cash bonuses on an annual basis under the Short Term Performance Plan ("STPP") based upon the Company's financial performance and the individual officer's performance during the fiscal year. The cash awards are generally made in January of the year following the fiscal year end of September 30 (e.g., in January 2023, in the case of the STPP award for the fiscal year ended September 30, 2022) (the "Scheduled Payment Date").

A participant's STPP award may not exceed the percentage of salary specified in the plan for his or her position level. For the Chairman, President and CEO, the maximum percentage is 60%, and for each of the other NEOs, the maximum percentage is 40%. The STPP is intended to:

- promote stability of operations and the achievement of earnings targets and business goals;

- link executive compensation to specific corporate objectives and individual results; and

- provide a competitive reward structure for officers.

Generally, in November of each fiscal year, after considering management's company performance recommendations (see "Role of Management" below), the Committee sets target, maximum and minimum performance levels for that year. The targeted performance level is the most likely performance level forecasted for the Company in the ensuing fiscal year given the operational considerations described below. As discussed below, the Committee considers three targets in order to focus management on the performance of the Company as a whole: efficiency ratio; basic earnings per share and return on average equity. By focusing on the overall performance of the Company, over time the Committee believes the value to the stockholder from management's performance will be maximized. In seeking to maximize the performance of the Company, management focuses on all critical risks and objectives of the Company. By not taking excessive credit risk and keeping interest rate risk at or below levels established by the Board, it is believed that the Company's earnings likely will remain strong over time. By managing the amount of capital of the Bank, the Company benefits by having a proper amount of leverage which improves the opportunities to enhance earnings. Focusing on cost control helps to mitigate risks that operating expenses will rise beyond the level at which they are supportable by the Bank's operating income.

As indicated above, the areas of Company performance targeted consist of the efficiency ratio, basic earnings per share and return on average equity. The efficiency ratio is computed by dividing total non-interest expense by the sum of net interest and dividend income and total other income. Basic earnings per share is calculated by dividing net income for the fiscal year by the average basic shares outstanding for the fiscal year. Return on average equity is computed by dividing net income for the fiscal year by the average month end balance of total stockholders' equity for the thirteen monthly time periods from the prior fiscal year end through the current fiscal year end, ending September 30th. The efficiency ratio, basic earnings per share and return on average equity are equally weighted.

In general, the Company performance targets for the STPP are based upon the ensuing year's forecast of business activity, interest rates, pricing assumptions, operating assumptions and net income determined using market- based assumptions as of September 30th of the just completed fiscal year. The purpose of the efficiency ratio performance target is to focus management on keeping operating expenses under control and at the lowest level possible, while reflecting the impact of interest rates on the operations of the Company. The targets for earnings per share and return on average equity are established based upon the forecasted performance of the Company and anticipated capital management plans for the Company. Forecasted performance includes the Company's internal forecasts and the forecasts of outside analysts. For fiscal year 2023, the targets were established based upon internally generated (forecasted) performance results and externally generated performance results from independent analysts who cover the Company. The results were weighted 80% for the internally generated results and 20% for the external results.

There are two "scales" for each performance target: (i) a "target" scale, which includes increments between the target level of performance and a maximum level of performance, and decrements between the target level of performance and a minimum level of performance; and (ii) an "award" scale, which proceeds at one percent increments beginning at 20% in correspondence to the minimum performance level on the target scale, through 60% in correspondence to the target level of performance on the target scale, and up to 100% in correspondence to the maximum level of performance on the target scale. Plan participants will earn a percentage on the award scale for a particular performance target of between 20% (if performance is at the minimum level of performance on the target scale) and 100% (if performance is at or above the maximum level of performance on the target scale). The percentage earned on the award scale for a particular performance target will be zero if performance is below the minimum level of performance on the target scale. The average of the percentages earned on the award scales for the three performance targets represents the total percentage of the maximum possible STPP award each participant has earned for the Company performance component of the STPP award. In order to pay the full amount of an award under the STPP based on performance above the target level, the Committee must determine that the Company had actual net income for the fiscal year in excess of targeted net income for the fiscal year equal to at least five times the aggregate dollar amount of the portion of the total STPP awards for that year that would be made above the target level.

Below is a table showing the targets established and the performance achieved for fiscal years 2023, 2022 and 2021. The "percent of total" columns represent, for each performance target (efficiency ratio, basic earnings per share and return on average equity), the percentage earned on the award scale for that target, based on the level of achievement on the target scale. The "total" column represents the average of the award scale percentages earned for the three performance targets, which, as noted above, represents the total percentage of the maximum possible STPP award that has been earned for the Company performance component of the STPP award. For fiscal year 2023, for which the Company incurred a net loss, the award scale percentage earned for each performance target was determined to be zero. For fiscal year 2022, the levels of achievement for basic earnings per share and return on average equity were in excess of the maximum, while the level of achievement for the efficiency ratio was between the target and the maximum. For fiscal year 2021, the levels of achievement for earnings per share and return on average equity were between the target and the maximum and for the efficiency ratio the level of achievement was between the target and the minimum.

Fiscal Year	Target			Performance			Percent of total			
	Efficiency Ratio	Basic EPS	ROAE	Efficiency Ratio	Basic EPS	ROAE	Efficiency Ratio	Basic EPS	ROAE	Total
2023	59.14%	$0.48	6.03%	-626.63%	$(0.76)	-9.48%	0%	0%	0%	0%
2022	54.59%	$0.56	6.16%	52.39%	$0.62	7.16%	79%	100%	100%	93%
2021	55.36%	$0.53	5.64%	56.91%	$0.56	5.99%	50%	86%	85%	73%

Each NEO receives 90% of their STPP award based upon the achievement of the three pre-established financial performance targets of the Company discussed above. This is intended to focus each named executive officer on maximizing the overall performance of the Company and not on achievement of goals in a particular operational area. Because of the predominance of the focus of the NEO bonuses on the overall performance of the Company, specific individual performance goals are not usually set for named executive officers. Instead, each NEO's individual contribution to the Company's performance is a subjective determination by the Committee following discussion with the President and CEO, giving consideration to each NEO's response to the Company's changing operational needs during the year. If, as was the case for fiscal year 2023, the Company incurs a net loss for the fiscal year, the NEOs will not receive an STPP award.

The STPP includes a clawback provision that is applicable to all participants in the plan. Under this provision, any payment made under the STPP that was based upon materially inaccurate financial statements requiring a restatement or was a result of fraud in determining an individual or company performance metric must be paid back if discovered within 24 months of the filing of the inaccurate financial statement(s) or the discovery of the fraud. The STPP repayment, in whole or in part, is at the discretion of the Committee. The Company has also adopted a separate compensation recovery policy that incorporates the requirements of Section 10D of the securities Exchange Act of 1934, as amended, and NASDAQ Listing Rule 5608.

The Committee has the authority under the STPP to reduce bonus awards to executive officers that would otherwise be earned, for any reason the Committee believes appropriate. This may be done for all executive officers or for individual executive officers. The Committee did not exercise any such negative discretion with respect to STPP awards for fiscal years 2022 or 2021. As noted above, no STPP awards were made to the NEOs for fiscal year 2023.

The Company also maintains a deferred incentive bonus plan ("DIBP") for executive officers in conjunction with the STPP. The DIBP is administered as an unfunded plan of deferred compensation with all benefits expensed and recorded as liabilities as they are accrued. The purpose of the two plans working together is to provide incentives and awards to executive officers to enhance the Company's performance and stockholder value over a four-year time horizon. Each named executive officer has the opportunity to defer a minimum of $2,000 and up to 50% (up to a maximum of $100,000) of their cash award under the STPP. The amount deferred receives a 50% match that is accrued by the Company for accounting purposes over a three year mandatory deferral period. The amount deferred plus the 50% match is deemed to have been invested in Company stock on the last business day of the calendar year preceding the receipt of the STPP award at the closing price on that date (e.g., on December 31, 2022, in the case of the STPP award for fiscal year 2022, which was paid in January 2023), in the form of phantom stock. The number of shares of phantom stock deemed purchased receives dividend equivalents as if the stock were owned by the named executive officer. At the end of the mandatory deferral period, the DIBP is paid out in cash and is comprised of the initial amount deferred, the 50% match, the amount of the dividend equivalents on the phantom shares over the deferral period and the increase in the market value of the Company's stock over the deferral period, if any, on the phantom shares. There is no provision for the reduction of the DIBP award at the end of the mandatory deferral period if the market value of the Company's stock at that time is lower than the market value at the time of the deemed investment.

For participants in the STPP, it is generally required that the recipient be employed by the Bank through the last day of the fiscal year to receive an award. For participants in the DIBP, the recipient must remain continuously employed by the Bank during the mandatory deferral period to receive the Company match, dividend equivalents on the phantom shares over the deferral period and the increase in the market value of the Company's stock over the deferral period, if any, on the phantom shares. In the event that an NEO leaves the company during the deferral period for reasons other than a change in control, the NEO would be entitled to receive the deferred funds without the Company match or any earnings (including dividend equivalents) on the deferred funds or on the Company match.

The incentive bonus amounts awarded to the NEOs for fiscal years 2022 and 2021 under the STPP are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. As noted above, no incentive bonus amounts were awarded to the NEOs for fiscal year 2023 under the STPP.

Stock Incentive Plans

The Company's Stock Incentive Plans are designed to provide incentives for long-term positive performance of the executive officers by aligning their interests with those of our stockholders by providing the executive officer the opportunity to participate in the appreciation, if any, in the Company's stock price which may occur after the date options are granted. Awards of restricted stock are intended to further align executive officers interests with stockholders' interest. Awards of stock options and restricted stock currently are made under our 2012 Equity Incentive Plan, which was approved by stockholders in January 2012. The Stock Benefit Committee administers this plan, determines eligibility and grants awards. Since fiscal year 2017, awards have primarily been made in conjunction with the hiring of an eligible officer and promotions. Also, since fiscal year 2017, new awards have primarily been in the form of restricted stock in order to provide award recipients with a direct and immediate sense of equity ownership. In addition, the 2012 Equity Incentive Plan allows stock awards for exceptional performance. Mr. Skrobacz, who joined the Company as Chief Strategy Officer in July 2021 and was promoted to Chief Retail Operations Officer in April 2023, was awarded 23,500 shares of restricted stock during fiscal year 2023. No other NEO received an equity incentive award during fiscal year 2023.

As required by the 2012 Equity Incentive Plan, stock options have an exercise price that is equal to the closing price as of the date of the grant. We do not coordinate the timing of options and stock awards with the release of material non-public information.

Role of Management

The Committee makes all decisions regarding the compensation of our executive officers. The Committee has asked the President and CEO to provide, in addition to the comparable market salary data based upon a selected population of comparable financial institutions at both the regional and national levels, reviews of the performance of each NEO except for himself and recommendations for the salaries of each NEO except for himself and any recommendations for stock awards. Management recommends the target, minimum and maximum performance goals for the Company and the related bonus targets under the STPP to be approved by the Committee. In addition, management may from time to time recommend changes to the compensation program in response to changes in the marketplace in which the Company competes for executive talent and in light of the absolute performance level of the Company. The compensation of the CEO is determined by the Committee without prior recommendations from him. The Committee makes all decisions in light of the information provided and the Committee members' experience and expectations for all NEOs.

Stockholder "Say-on-Pay" Vote

Since our annual meeting of stockholders held in February 2011, we have been required under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") to include a non-binding, advisory "say-on-pay" vote in our annual meeting proxy statement at least once every three years, and, at least once every six years, a non-binding, advisory vote on the frequency of future say-on-pay votes (commonly referred to as a "say-on-pay frequency vote"), with stockholders having the choice of every year, every two years or every three years. We last had a "say-on-pay frequency vote" at our annual meeting of stockholders held in January 2023, on which stockholders cast the most votes in favor of a frequency of every year for future say-on-pay votes, and will be holding a say-on-pay frequency vote again at our annual meeting of stockholders in 2029. At our annual meeting of stockholders held in January 2023, stockholders approved the compensation of the Company's executives, as disclosed in the Company's proxy statement for that meeting, with approximately 97% of the votes cast in favor.

Perquisites and Other Personal Benefits

For fiscal year 2023, no NEO received any perquisites or other personal benefits in excess of $10,000 in the aggregate.

Retirement and Other Benefits

The Company provides an ESOP and a defined contribution plan to all employees who qualify for participation under each plan. The ESOP provides for the allocation of shares of the Company's common stock annually among all participants based upon each employee's qualifying compensation as a percentage of the total of all qualifying compensation for all participants. Each NEO participates in the ESOP and the defined contribution plan.

The defined contribution plan is a 401(k) plan in which the eligibility and participation requirements, allocation calculations and contribution limits apply to all employees, including NEOs. All employees have the opportunity to direct their investment in the plan. For fiscal year 2023, the Company matched 25% of the employee's contribution, up to the first 3% of eligible compensation contributed by the employee. The Company does not offer any defined benefit plan or post-retirement benefit plan that requires expense to the Company following the termination of employment of any NEO.

The Company provides a life insurance benefit for every employee who works on average more than 20 hours per week. The benefit is 1.0 times the employee's base salary, subject to a cap on the total death benefit of $500,000 in the case of Mr. Dicus, $389,000 in the case of Mr. Townsend, $300,000 in the case of Mr. Jackson, $300,000 in the case of Mr. Kobbeman and $235,000 in the case of Mr. Skrobacz. Benefits for all employees in excess of $50,000 result in taxable income. Each of the NEOs participates in this benefit program.

The Company has purchased a life insurance annuity for the CEO, which includes a $5.0 million death benefit. The salary of the CEO has been grossed up for the cost of the annuity and the income tax associated with the resulting imputed taxable income. The Company has provided this gross up because the Company wished to provide the life insurance annuity benefit to the CEO without him having to bear the associated tax obligation. The gross up for this benefit is not included in the base salary of the CEO, but is included in the "All Other Compensation" column of the Summary Compensation Table.

In addition to the life insurance benefits discussed above, the Bank has purchased Bank Owned Life Insurance for eligible employees. Each insured employee was provided the opportunity to designate a beneficiary to receive a death benefit equal to the insured employee's base salary as of the Board approval date of the purchase if the insured dies while employed by the Bank. All NEOs other than Messrs. Kobbeman and Skrobacz are covered under Bank Owned Life Insurance purchased by the Bank and have designated beneficiaries. Once the covered NEO's employment with the Bank terminates, the death benefit to the beneficiary of the covered NEO terminates as well. Mr. Kobbeman is covered under Bank Owned Life Insurance policies originally purchased by Capital City Bank and assumed by the Bank in connection with the Company's acquisition of CCB and Capital City Bank. Capital City Bank did not offer its employees the ability to designate a beneficiary for any death benefits payable under its policies.

Termination or Change in Control Payments

The Company has entered into agreements with each of the NEOs to provide a severance payment if their employment is terminated under specified circumstances within six months before or 24 months after a change in control of the Company. See "Change in Control Severance Agreements" and "Payments upon Termination or Change in Control."

The terms of our stock options and restricted stock awards provide for accelerated vesting only in the case of a change in control. See "Payments upon Termination or Change in Control."

Stock Ownership Guidelines

In November 2011, the Company's Board of Directors adopted stock ownership guidelines, effective January 1, 2012, which are applicable to the Company's directors and executive and senior officers. It is the Board's intention to encourage recipients of future equity-based awards, if any, to retain ownership of the shares relating to those awards to further align their interests with the interests of the Company's stockholders. The guidelines provide as follows:

- The CEO shall own five times his salary, directors shall own four times their annual fee, executive vice presidents and senior vice presidents shall own three times their salaries and first vice presidents shall own one times their salary, in each case in shares of the Company's common stock. Each director and officer shall have five years to attain the ownership guidelines.

- Shares owned directly or by immediate family members of the director or officer shall be included in determining the amount of common stock owned for purposes of the guidelines.

- Shares acquired in the ESOP through the reinvestment of dividends shall also be included in determining the amount of common stock owned for purposes of the guidelines.

- If, at the end of five years, a director or an officer does not comply with the ownership guidelines, he or she shall not receive future awards under the Company's stock benefit plans until he or she complies with the guidelines.

Other Tax Considerations

As in effect during fiscal year 2018 and prior taxable years, Section 162(m) of the Internal Revenue Code generally eliminated the deductibility of compensation over $1 million paid to the principal executive officer and certain highly compensated executive officers of publicly held corporations, excluding certain qualified performance-based compensation. Stock options automatically constituted qualified performance-based compensation, provided that certain plan content and grant procedure requirements were met. Effective for fiscal 2019 and future taxable years, H.R. 1, originally known as the "Tax Cut and Jobs Act," amended Section 162(m) to provide that qualified performance-based compensation will be subject to the $1 million deduction limit, subject to grandfathering of amounts payable under certain agreements in effect on November 2, 2017.

Proxy

Summary Compensation Table

The following table sets forth information concerning the compensation paid to or earned by the named executive officers for fiscal years 2023, 2022 and 2021:

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
John B. Dicus, Chairman	2023	$ 742,939	$ ---	$ ---	$ ---	$ 119,092	$ 862,031
President and Chief Executive	2022	722,654	---	---	435,451	125,901	1,284,006
Officer	2021	706,750	---	---	351,415	129,413	1,187,578
Kent G. Townsend, Executive	2023	$ 403,469	$ ---	$ ---	$ ---	$ 23,396	$ 426,865
Vice President, Chief	2022	392,231	---	---	179,329	26,980	598,540
Financial Officer and Treasurer	2021	383,250	---	---	141,940	29,472	554,662
Rick C. Jackson, Executive	2023	$ 296,539	$ ---	$ ---	$ ---	$ 18,773	$ 315,312
Vice President and Chief	2022	285,962	---	---	131,878	22,468	440,308
Lending Officer	2021	278,000	---		102,648	25,915	406,563
Robert D. Kobbeman, Executive	2023	$ 326,308	$ ---	$ ---	$ ---	$ 22,363	$ 348,671
Vice President and Chief	2022	317,423	---	---	146,790	29,916	494,129
Commercial Banking Officer	2021	310,500	---	---	115,056	34,677	460,233
William J. Skrobacz, Jr., Executive Vice President and Chief Retail Operations Officer[6]	2023	$ 209,644	$ ---	$ 160,590	$ ---	$ 10,785	$ 381,019

---

(1) For fiscal years 2023, 2022 and 2021, includes director fees of $24,000 for Mr. Dicus.

(2) Bonus amounts are reported under the "Non-Equity Incentive Plan Compensation" column.

(3) Represents the grant date fair value of the award under Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation ("ASC Topic 718"), based on the number of shares of restricted stock awarded and the fair market value of the Company's common stock on the date the award was made. The assumptions used in the calculation of this amount are included in Note 11 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023 filed with the SEC.

(4) Represents incentive bonus amounts awarded for performance in fiscal years 2022 and 2021. No bonuses were awarded for fiscal year 2023. The bonus amounts for fiscal years 2022 and 2021 include Capitol Federal Savings' matching contributions under the Company's DIBP to those named executive officers who elected to defer receipt of a portion of their bonus for those fiscal years, as follows:

	2022	2021
John B. Dicus	$ 50,000	$ 50,000
Kent G. Townsend	$ 35,866	$ 28,388
Rick C. Jackson	$ 26,376	$ 20,530
Robert D. Kobbeman	$ 29,358	$ 23,011

The amount deferred, if any, plus the matching contribution on the deferred amount is deemed to be invested in the Company's common stock through the purchase of phantom stock units. There will not be any reduction to the payout amount of the phantom stock units if the stock price has depreciated from the beginning of the deemed investment period of the phantom stock units to the end of such period. Receipt of the matching contribution is contingent on the executive officer remaining employed with the Company for a period of three years following the award of the phantom stock units. For additional information regarding this plan, see "Non-Qualified Deferred Compensation" below.

(5) Amounts include matching contributions under Capitol Federal Savings' 401(k) plan, values (based on the closing price of the Company's common stock on the last trading day of the fiscal year) of allocations under the ESOP, term life insurance premiums and earnings (in the form of Company stock price appreciation (depreciation) and dividend equivalents during the fiscal year) accrued by the Company on outstanding phantom stock units awarded under the DIBP. For fiscal year 2023, these include $2,288, $6,861, $3,830 and $21,015 for Mr. Dicus; $2,288, $6,861, $3,281 and $10,966 for Mr. Townsend; $2,288, $6,861, $1,646 and $7,978 for Mr. Jackson; $2,288, $6,861, $4,516 and $8,698 for Mr. Kobbeman; and $1,982, $5,945, $401 and $0 for Mr. Skrobacz. For Mr. Dicus, the amount for fiscal year 2023 also includes premium on universal life insurance policy of $66,376 and the amount reimbursed for all or part of the tax liability resulting from the payment of such premium of $18,722. For Mr. Skrobacz, the amount for fiscal year 2023 also includes dividends paid on unvested shares of restricted stock totaling $2,457.

(6) No compensation information is provided for Mr. Skrobacz for fiscal years 2022 and 2021 because he was not a named executive officer for those fiscal years.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)		
John B. Dicus	n/a	$85,680	$257,040	$428,400	---	---
Kent G. Townsend	n/a	$32,080	$96,240	$160,400	---	---
Rick C. Jackson	n/a	$23,520	$70,560	$117,600	---	---
Robert D. Kobbeman	n/a	$25,920	$77,760	$129,600	---	---
William J. Skrobacz, Jr.	n/a	$15,360	$46,080	$76,800	---	---
	1/24/2023	---	---	---	3,000[2]	$ 25,290[4]
	7/25/2023	---	---	---	20,500[3]	$135,300[4]

(1) For each named executive officer, represents the threshold (i.e., lowest), target and maximum amounts that were potentially payable for fiscal year 2023 under the Company's STPP. No amounts were earned under these awards for fiscal year 2023. For additional information regarding the STPP, see "Compensation Discussion and Analysis—Bonus Incentive Plans."

(2) Represents a restricted stock award to Mr. Skrobacz with the following vesting schedule: 20% increments on July 22, 2023, 2024, 2025, 2026 and 2027, respectively.

(3) Represents a restricted stock award to Mr. Skrobacz with the following vesting schedule: 25% increments on January 30, 2024, 2025, 2026 and 2027, respectively.

(4) Represents the grant date fair value of the award determined in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the award are included in Note 11 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2019 filed with the SEC.

Change in Control Severance Agreements

As noted under "Compensation Discussion and Analysis," the Company has entered into change in control severance agreements with each of the named executive officers. Each agreement entitles the executive to a severance payment if, within six months before or 24 months after a change in control of the Company, the executive's employment is terminated by the Company without cause, is terminated as a result of the executive's death, disability or retirement or is terminated by the executive for "good reason." The term "good reason" includes a material reassignment of the executive's duties or a significant reduction in the executive's authority or responsibility, in each case without his express written consent, a reduction in the executive's then-current base salary or a failure to provide the executive with substantially the same fringe benefits that were provided to the executive immediately prior to entering into the agreement.

The amount of the severance payment under each change in control severance agreement is 2.99 times the executive's average annual W-2 compensation during the five full calendar years prior to the date of termination of employment. The agreements provide that severance and other payments that are subject to a change in control will be reduced as much as necessary to ensure that no amounts payable to the executive will be considered excess parachute payments under Section 280G of the Internal Revenue Code.

For information regarding the amounts that would have been payable to the named executive officers under their change in control severance agreements if their employment had been terminated as of September 30, 2023 under circumstances entitling them to such payments, see "Payments Upon Termination or Change in Control."

Outstanding Equity Awards at September 30, 2023

The following table provides information regarding the unexercised stock options and stock awards held by each of the named executive officers as of September 30, 2023.

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John B. Dicus	100,116 [1]	$11.91	05/14/2027	---	---	7,093 [3]	$14,434 [3]
	---	---	---	---	---	13,239 [4]	14,232 [4]
	---	---	---	---	---	17,341 [5]	4,422 [5]
Total	100,116					37,673	$33,088
Kent G. Townsend	---	---	---	---	---	2,654 [3]	$ 5,401 [3]
	---	---	---	---	---	7,516 [4]	8,080 [4]
	---	---	---	---	---	12,439 [5]	3,172 [5]
Total						22,609	$16,653
Rick C. Jackson	55,910 [2]	$14.43	01/26/2025	---	---	1,919 [3]	$3,905 [3]
	---	---	---	---	---	5,435 [4]	5,843 [4]
	---	---	---	---	---	9,147 [5]	2,333 [5]
Total	55,910					16,501	$12,081
Robert D. Kobbeman	---	---	---	---	---	2,151 [3]	$4,377 [3]
	---	---	---	---	---	6,092 [4]	6,549 [4]
	---	---	---	---	---	10,181 [5]	2,596 [5]
Total						18,424	$13,522
William J. Skrobacz, Jr.	---	---	---	2,400 [6]	$ 11,448	---	---
	---	---	---	20,500 [7]	97,785	---	---
Total	---	---	---	22,900	$109,233	---	---

---

[1] Represents unexercised option having the following vesting schedule: 25,029 shares on each of January 10, 2013, 2014, 2015 and 2016.

[2] Represents unexercised option having the following vesting schedule: approximately 11,182 shares on each of January 26, 2010, 2011, 2012, 2013 and 2014.

[3] Represents phantom stock award under Company's DIBP as a result of deferring the named executive officer's annual bonus for fiscal year 2020 under the Company's STPP. The number of phantom stock units was determined by the portion of the bonus deferred plus the Company's 50% match thereon, divided by the Company's stock price on December 31, 2020. The phantom stock award will be paid in cash by the second business day following the regularly scheduled board meeting in January 2024, in an amount equal to the appreciation, if any, in the Company's stock price from December 31, 2020 to December 31, 2023, plus the amount of dividend equivalents credited during that period. The payout value shown in the far-right column represents the stock price appreciation from December 31, 2020 through September 30, 2023, plus the amount of dividend equivalents credited during that period. See "Non-Qualified Deferred Compensation" below.

[4] Represents phantom stock award under Company's DIBP as a result of deferring the named executive officer's annual bonus for fiscal year 2021 under the Company's STPP. The number of phantom stock units was determined by the portion of the bonus deferred plus the Company's 50% match thereon, divided by the Company's stock price on December 31, 2021. The phantom stock award will be paid in cash by the second business day following the regularly scheduled board meeting in January 2025, in an amount equal to the appreciation, if any, in the Company's stock price from December 31, 2021 to December 31, 2024, plus the amount of dividend equivalents credited during that period. The payout value shown in the far-right column represents the stock price appreciation from December 31, 2021 through September 30, 2023, plus the amount of dividend equivalents credited during that period. See "Non-Qualified Deferred Compensation" below.

[5] Represents phantom stock award under Company's DIBP as a result of deferring the named executive officer's annual bonus for fiscal year 2022 under the Company's STPP. The number of phantom stock units was determined by the portion of the bonus deferred plus the Company's 50% match thereon, divided by the Company's stock price on December 31, 2022. The phantom stock award will be paid in cash by the second business day following the regularly scheduled board meeting in January 2026, in an amount equal to the appreciation, if any, in the Company's stock price from December 31, 2022 to December 31, 2025, plus the amount of dividend equivalents credited during that period. The payout value shown in the far-right column represents the stock price appreciation from December 31, 2022 through September 30, 2023, plus the amount of dividend equivalents credited during that period. See "Non-Qualified Deferred Compensation" below.

[6] Represents unvested portion of restricted stock award on January 24, 2023, with the following vesting schedule: 600 shares on each of July 22, 2023, 2024, 2025, 2026 and 2027.

[7] Represents unvested portion of restricted stock award on July 25, 2023, with the following vesting schedule: 5,125 shares on each of January 30, 2024, 2025, 2026 and 2027.

Option Exercises and Stock Vested

The following table sets forth information about stock options exercised and shares of restricted stock that vested during the fiscal year ended September 30, 2023 with respect to each named executive officer:

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
John B. Dicus	---	---	---	---
Kent G. Townsend	---	---	---	---
Rick C. Jackson	---	---	---	---
Robert D. Kobbeman	---	---	7,825	$62,600
William J. Skrobacz, Jr.	---	---	600	$ 3,864

(1) Represents amount realized upon exercise of stock options, based on the difference between the market value of the shares acquired at the time of exercise and the exercise price.

Non-Qualified Deferred Compensation

The following table sets forth information about compensation payable to each named executive officer under the Company's DIBP.

Name	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY[2]	Aggregate Earnings in Last FY[3]	Aggregate Withdrawals/ Distributions[4]	Aggregate Balance at Last FYE
John B. Dicus	$ 100,000	$ 50,000	$ 21,015	$ 174,579	$ 421,757
Kent G. Townsend	$ 71,732	$ 35,866	$ 10,966	$ 65,185	$ 242,596
Rick C. Jackson	$ 52,751	$ 26,376	$ 7,978	$ 47,566	$ 176,793
Robert D. Kobbeman	$ 58,716	$ 29,358	$ 8,698	$ 43,407	$ 197,527
William J. Skrobacz, Jr.	$ ---	$ ---	$ ---	$ ---	$ ---

(1) Represents portion of bonus for fiscal year 2022 (otherwise payable in fiscal year 2023) under the STPP deferred by the named executive officer. This amount was previously reported as compensation for fiscal year 2022 for the named executive officer.
(2) Represents match by Capitol Federal Savings on portion of bonus for fiscal year 2022 (otherwise payable in fiscal year 2023) under the STPP deferred by the named executive officer. The match by Capitol Federal Savings was 50% of the amount deferred, which was previously reported as compensation for fiscal year 2022 for the named executive officer. The named executive officer was awarded phantom stock units under the DIBP in an amount equal to the bonus amount deferred plus the match, divided by the closing price of the Company's common stock on December 31, 2022.
(3) Represents stock price appreciation (depreciation) and dividend equivalents on phantom stock units from deferrals (and matches thereon) of STPP bonuses for fiscal year 2022 and prior years. This amount is reported as compensation for fiscal year 2023 under the "All Other Compensation" column of the Summary Compensation Table. As noted below, there will not be any reduction to the payout amount of the phantom stock units if the stock price has depreciated from the beginning of the deemed investment period of the phantom stock units to the end of such period.
(4) Represents cash payout during fiscal year 2023 of phantom stock units for deferral (and 50% match thereon) of the STPP bonus for fiscal year 2019. The payout was comprised of appreciation in the Company's stock price from December 31, 2019 through December 31, 2022 plus dividend equivalents credited during that period.

Under the DIBP, a participating NEO may defer from $2,000 to as much as 50% (up to a maximum of $100,000) of their award under the STPP, which is typically made in the January following the end of the fiscal year for which the STPP award is earned. The total amount deferred plus a 50% match by Capitol Federal Savings is deemed to be invested, in the form of phantom stock units, in Company common stock as of December 31st in the year prior to the STPP award at the closing price on that date (e.g., December 31, 2022, in the case of the STPP award for fiscal year 2022, which was paid in January 2023). On the third anniversary date (e.g., December 31, 2025, in the case of the award for fiscal year 2022), the phantom stock units are deemed sold and each participant will receive shortly thereafter a cash payment equal to the amount deferred, the company match, the dividend equivalents paid on Company common stock during the three-year period, plus the appreciation, if any, of Company common stock. There will not be any reduction to the amount of the cash payment if the deemed investment in Company common stock has depreciated in value from the beginning of the deemed investment period to the end of such period. The payment of these benefits (except for the amount deferred) is subject to the participant's continued employment by the Bank during the mandatory deferral period and on the distribution date.

As discussed under "Compensation Discussion and Analysis—Bonus Incentive Plans," no STPP award was earned for fiscal year 2023.

Payments upon Termination or Change in Control

As discussed under " Change in Control Severance Agreements," the Company has entered into change in control severance agreements with each of the NEOs. Each agreement entitles the executive to a severance payment if, within six months before or 24 months after a change in control of the Company, the executive's employment is terminated by the Company without cause, is terminated as a result of the executive's death, disability or retirement or is terminated by the executive for "good reason."

The amount of the severance payment under each change in control severance agreement is 2.99 times the executive's average annual W-2 compensation during the five full calendar years prior to the date of termination of employment. If their employment had been terminated as of September 30, 2023 under circumstances entitling them to severance payments under their change in control severance agreements, the amounts of the payments to Messrs. Dicus, Townsend, Jackson, Kobbeman and Skrobacz would have been approximately $3.2 million, $1.4 million, $1.0 million, $1.2 million and $530 thousand, respectively. The agreements provide that severance and other payments that are subject to a change in control will be reduced as much as necessary to ensure that no amounts payable to the executive will be considered excess parachute payments under Section 280G of the Internal Revenue Code.

Under the general terms of stock options granted under the Company's 2012 Equity Incentive Plan and 2000 Stock Option and Incentive Plan and restricted stock granted under the Company's 2012 Equity Incentive Plan, upon the occurrence of a change in control of the Company, all unvested stock options and unvested shares of restricted stock will vest. As of September 30, 2023, none of the NEOs held unvested stock options and Mr. Skrobacz was the only NEO who held unvested shares of restricted stock, holding 22,900 unvested shares as of that date. If a change in control of the Company had occurred on September 30, 2023, the aggregate value that would have been realized by Mr. Skrobacz as a result of the acceleration of the vesting of his unvested shares of restricted stock, based on the closing price of the Company's common stock on that date of $4.77, was $109,233.

The Company's STPP provides that if, within two years following a change in control of the Company, a participant's employment is terminated other than due to death, disability, retirement, cause or resignation by the participant (other than resignation due to reassignment to a job that is not reasonably equivalent in responsibility or compensation, or that is not in the same geographic area, or resignation within 30 days following a reduction in base pay), then the participant will be paid a pro rata award for the performance year in which his or her termination of employment occurs, with the award amount determined assuming all individual and corporate performance targets have been met. Had any of Messrs. Dicus, Townsend, Jackson, Kobbeman or Skrobacz experienced such a termination of employment on September 30, 2023, they would have been entitled to the regular bonus earned for the year, rather than a pro rata award with assumed maximum achievement of performance targets, since the performance period for the year actually ended on that date. As discussed under "Compensation Discussion and Analysis—Bonus Incentive Plans," none of the NEOs earned a bonus for fiscal year 2023 under the STPP.

The Company's DIBP provides that if, within two years following a change in control of the Company, a participant's employment is terminated other than due to death, disability, retirement, cause or resignation by the participant (other than resignation due to reassignment to a job that is not reasonably equivalent in responsibility or compensation, or that is not in the same geographic area, or resignation within 30 days following a reduction in base pay), then the participant will become fully vested in his or her plan account, which shall be paid to him or her within 90 days after the termination date. If Messrs. Dicus, Townsend, Jackson, Kobbeman or Skrobacz had experienced such a termination of employment on September 30, 2023, the amounts of their DIBP accounts that would have vested and been payable within 90 days would have been $421,757, $242,596, $176,793, $197,527 and $0, respectively.

As discussed under "Compensation Discussion and Analysis—Retirement and Other Benefits," the Company provides a life insurance benefit for every employee who works on average more than 20 hours per week equal to 1.0 times the employee's base salary, subject to a cap on the total death benefit of $500,000 in the case of Mr. Dicus, $389,000 in the case of Mr. Townsend, $300,000 in the case of Mr. Jackson, $300,000 in the case of Mr. Kobbeman and $235,000 in the case of Mr. Skrobacz. Each of the NEOs participates in this benefit program. Had Messrs. Dicus, Townsend, Jackson, Kobbeman or Skrobacz died on September 30, 2023, the death benefit payable under this program would have been $500,000, $389,000, $300,000, $300,000 and $235,000 respectively.

As also discussed under "Compensation Discussion and Analysis—Retirement and Other Benefits," the Company has purchased a life insurance annuity for Mr. Dicus, which includes a $5.0 million death benefit. Accordingly, had Mr. Dicus died on September 30, 2023, a death benefit would have been payable for him in this amount.

In addition, as discussed under "Compensation Discussion and Analysis—Retirement and Other Benefits," the Bank has purchased Bank Owned Life Insurance. Under the terms of the Bank Owned Life Insurance, each insured employee was provided the opportunity to designate a beneficiary to receive a death benefit equal to the insured employee's base salary as of the date of Board approval of the purchase if the insured dies while employed by the Bank. All NEOs other than Messrs. Kobbeman and Skrobacz are covered under Bank Owned Life Insurance purchased by the Bank and have designated beneficiaries. Had Messrs. Dicus, Townsend or Jackson died on September 30, 2023, the death benefit payable under the Bank Owned Life Insurance to their beneficiaries would have been $610,481, $330,000 and $235,000, respectively.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained above with management and, based on such review and discussion, the Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The foregoing report is furnished by the Compensation Committee of the Company's Board of Directors:

James G. Morris (Chair)
Michel' Philipp Cole
Morris J. Huey, II
Jeffrey M. Johnson
Michael T. McCoy, M.D.
Carlton A. Ricketts
Jeffrey R. Thompson

CEO Pay Ratio

For fiscal year 2023, the annual total compensation for our median employee was $37,841 and the annual total compensation for our CEO was $862,031. The resulting ratio of our CEO's pay to the pay of our median employee for fiscal year 2023 was 22.78 to 1.

We identified the median employee by examining total W-2, Box 1 compensation for all individuals, excluding our CEO, who were employed by us on September 30, 2023. We included all employees, whether employed on a full-time, part-time or seasonal basis. We did not make any cost-of-living adjustments in identifying the median employee. We did not adjust employee compensation with respect to total compensation by annualizing the compensation for any full-time or part-time employees that were not employed by us for all of fiscal year 2023. We are using a new median employee for fiscal year 2023 because we had staffing changes during fiscal year 2023 that we believe would result in a significant change in our pay ratio disclosure.

We calculated the median employee's annual total compensation using the same methodology we use for our named executive officers as set forth in the fiscal year 2023 Summary Compensation Table in this proxy statement.

Pay Versus Performance

As required by the Dodd-Frank Act and the SEC's implementing rules, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain measures of financial performance. CAP is calculated in accordance with SEC rules and does not reflect the actual amount of compensation earned or paid during the applicable year. For further information concerning the Company's compensation philosophy and how the Company seeks to align executive compensation with its performance, see the "Compensation Discussion and Analysis" section above.

The following table sets forth, for each of the fiscal years ended September 30, 2023, 2022, 2021, 2020 and 2019, the total compensation, as reported in the "Summary Compensation Table" ("SCT"), of our principal executive officer ("PEO") and, on average, of our NEOs other than the PEO (the "Non-PEO NEOs"), as well as the CAP to our PEO and average CAP to the Non-PEO NEOs. The table also provides information on our total stockholder return ("TSR") and the TSR of our selected peer group, our net income, and our basic earnings per share ("EPS"), which represents our company-selected measure per SEC rules.

Fiscal Year	SCT Total for PEO[1]	CAP to PEO[2]	Average SCT Total for Non-PEO NEOs[1]	Average CAP to Non-PEO NEOs[2]	Year-end value of $100 invested on 09/30/18		Net Income (loss) (in millions)[5]	EPS[6]
					CFFN TSR[3]	Peer TSR[4]		
2023	$ 862,031	$ 862,031	$ 367,967	$ 355,507	$ 53.25	$ 99.73	$ (101.7)	$ (0.76)
2022	1,284,006	1,284,006	488,523	483,535	85.20	102.95	84.5	0.62
2021	1,187,578	1,187,578	452,315	464,816	109.88	134.01	76.1	0.56
2020	950,448	950,448	368,794	343,636	82.57	73.65	64.5	0.47
2019	1,090,821	1,090,821	532,078	531,922	116.58	100.32	94.2	0.68

---

(1) Mr. Dicus served as our PEO for all fiscal years shown.

The Non-PEO NEOs for fiscal year 2023 include Messrs. Townsend, Jackson, Kobbeman and Skrobacz. The Non-PEO NEOs for fiscal years 2022, 2021, 2020 and 2019 include Messrs. Townsend, Jackson and Kobbeman and Natalie G. Haag.

The dollar amounts reported are total compensation in the SCT for the PEO and the average for the Non-PEO NEOs for each covered year.

(2) These dollar amounts do not reflect actual amounts of compensation paid during the covered year, but reflect adjustments for (i) the year-end fair values of unvested equity awards granted in the covered year, (ii) the year-over-year difference of year-end fair values for unvested awards granted in prior years, (iii) the fair values at vest date for awards granted and vested in the covered year, (iv) the difference between prior year-end fair values and vest date fair values for awards granted in prior years that vested at the end of or during the covered year and (v) the fair value at the end of the prior year of any awards granted in a prior year that failed to meet the applicable vesting conditions (i.e., were forfeited) during the covered year.

(3) Reflects the cumulative TSR of the Company ("CFFN") over the five-year period ended September 30, 2023, based on a theoretical $100 invested on the last day of fiscal year 2018 and valued as of the last trading day of fiscal years 2019, 2020, 2021, 2022 and 2023. These calculated values were obtained from S&P Global Market Intelligence.

(4) Reflects the five-year cumulative TSR of the S&P US BMI Bank Index, calculated in the same manner and using the same source as the CFFN TSR. This is the same peer group used by the Company in the stockholder return performance graph in its Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

(5) Represents our reported net income (loss) reflected in the Company's audited financial statements for each fiscal year indicated.

(6) Represents our reported basic earnings (loss) per share reflected in the Company's audited financial statements for each fiscal year indicated.

Calculation of Compensation Actually Paid ("CAP")

To calculate the CAP for our PEO and the average CAP for our Non-PEO NEOs in the table above, the following adjustments were made to total compensation as reported in the SCT for each covered fiscal year.

	2023 PEO	2023 Non-PEO NEOs	2022 PEO	2022 Non-PEO NEOs	2021 PEO	2021 Non-PEO NEOs	2020 PEO	2020 Non-PEO NEOs	2019 PEO	2019 Non-PEO NEOs
Total compensation from SCT	$862,031	$367,967	$1,284,006	$488,523	$1,187,578	$452,315	$950,448	$368,794	$1,090,821	$532,078
Adjustments for equity awards:										
Grant date fair values in the SCT	---	(40,147)	---	---	---	---	---	---	---	(107,985)
Year-end fair value of unvested awards granted in covered year	---	27,308	---	---	---	---	---	---	---	107,829
Year-over-year difference of year-end fair values of unvested awards granted in prior years	---	---	---	(6,240)	---	8,686	---	(26,468)	---	---
Vest date fair values of awards granted and vested in covered year	---	966	---	---	---	---	---	---	---	---
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years that vested at end of or during covered year	---	(587)	---	1,252	---	3,815	---	1,310	---	---
Forfeitures during covered year equal to prior year end fair value of awards granted in prior years	---	---	---	---	---	---	---	---	---	---
CAP (as calculated)	$862,031	$355,507	$1,284,006	$483,535	$1,187,578	$464,816	$950,448	$343,636	$1,090,821	$531,922

Performance Measures

As required by SEC rules, the following have been identified as the three most important financial performance measures used by our Board's Compensation Committee to link CAP to our fiscal year 2023 NEOs to Company performance. The company-selected measure is denoted with an asterisk.

- basic earnings per share*
- efficiency ratio
- return on average equity

Pay Versus Performance Graphs

In accordance with SEC rules, we have prepared the graphs below, which overlay the following performance results with CAP:

- Company TSR versus CAP to the PEO and average CAP to the Non-PEO NEOs for each covered year.
- Company net income versus CAP to the PEO and average CAP to the Non-PEO NEOs for each covered year.
- Company basic earnings per share CAP to the PEO and average CAP to the Non-PEO NEOs for each covered year.
- Company TSR versus peer group TSR for each covered year.

Proxy









DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, certain of its officers, and persons who beneficially own more than 10% of the Company's common stock to report their initial ownership of the Company's common stock and any subsequent changes in that ownership to the SEC. Specific due dates for these reports have been established by the SEC, and the Company is required to disclose in this proxy statement any late filings or known failures to file.

The Company believes that, based solely on a review of such reports filed with the SEC and written representations that no other reports were required during the fiscal year ended September 30, 2023, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with during fiscal year 2023, other than the inadvertent failure to timely file a Form 4 to report one transaction by officer William J. Skrobacz, Jr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's compensation plans and matters are administered by the Stock Benefit Committee and the Compensation Committee. The Stock Benefit Committee is currently comprised of Directors McCoy (Chair), Cole, Huey, Johnson, Morris, Ricketts and Thompson. The Compensation Committee is currently comprised of Directors Morris (Chair), Cole, Huey, Johnson, McCoy, Ricketts and Thompson. Directors Huey and Ricketts are former officers of the Company.

CERTAIN TRANSACTIONS

The charter of the Audit Committee of the Company's Board of Directors provides that the Audit Committee is to review and approve all related party transactions (defined as transactions requiring disclosure under Item 404 of SEC Regulation S-K) on a regular basis.

Capitol Federal Savings has followed a policy of granting loans to officers and directors. These loans are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with the general public prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectability or present other unfavorable features.

All loans that Capitol Federal Savings makes to directors and executive officers are subject to regulations of the Office of the Comptroller of the Currency restricting loans and other transactions with affiliated persons of Capitol Federal Savings. Loans to all directors and executive officers and their related persons totaled approximately $2.4 million at September 30, 2023, which was approximately 0.23% of our consolidated equity at that date. All loans to directors and executive officers were performing in accordance with their terms at September 30, 2023.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended September 30, 2023 with management. The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent auditors, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC.

The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and discussed with Deloitte & Touche LLP their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023, for filing with the SEC.

The foregoing report is furnished by the Audit Committee of the Company's Board of Directors.

Jeffrey R. Thompson (Chair)
Michel' Philipp Cole
Jeffrey M. Johnson
Morris J. Huey, II
Michael T. McCoy
James G. Morris
Carlton A. Ricketts

Proxy

PROPOSAL II

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Act, we are including in this proxy statement and will present at the annual meeting a non-binding stockholder vote to approve the compensation of our executives, as described in the proxy statement pursuant to the compensation disclosure rules of the SEC. This proposal, commonly known as a "say-on-pay" vote, gives stockholders the opportunity to endorse or not endorse the compensation of the Company's executives as disclosed in this proxy statement. This proposal will be presented at the annual meeting as a resolution in substantially the following form:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the annual meeting pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.

This vote will not be binding on the Company's Board of Directors and may not be construed as overruling a decision by the Board or creating or implying any change to the fiduciary duties of the Board. Nor will it affect any compensation previously paid or awarded to any executive. The Compensation Committee and the Board may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

The Dodd-Frank Act requires that we include a "say-on-pay" vote in our annual meeting proxy statement at least once every three years, and that at least once every six years we hold a non-binding, advisory vote on the frequency of future say-on-pay votes (commonly referred to as a "say-on-pay frequency vote"), with stockholders having the choice of every year, every two years or every three years. We last included a say-on-pay frequency vote at our annual meeting of stockholders held in January 2023, and the most votes were received for a frequency of every year. Our Board of Directors determined, in light of those results, that we would include a say-on-pay vote in our annual meeting proxy materials every year until the next required say-on-pay frequency vote is held (in 2029).

The purpose of our compensation programs is to attract and retain experienced, highly qualified executives critical to our long-term success and enhancement of stockholder value. The Board of Directors believes that our compensation programs achieve this objective, and therefore recommends that stockholders vote **"FOR"** this proposal.

PROPOSAL III

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Company's Board of Directors is expected to consider the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending September 30, 2024, subject to the ratification of that appointment by the Company's stockholders at the annual meeting. A representative of Deloitte & Touche LLP is expected to attend the annual meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

Although not required by the Company's bylaws or otherwise, the Audit Committee and the Board of Directors believe it appropriate, as a matter of good corporate governance, to request that the Company's stockholders ratify the potential appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending September 30, 2024. If the stockholders do not ratify the appointment, the Audit Committee may nevertheless retain Deloitte & Touche LLP or retain another firm without re-submitting the matter to the stockholders. Even if the stockholders ratify the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm as the Company's independent auditors at any time during the year.

For the fiscal years ended September 30, 2023 and 2022, Deloitte & Touche LLP provided various audit and non-audit services to the Company. Set forth below are the aggregate fees billed for these services:

(a)   Audit Fees: Aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements, for the audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, for the review of financial statements included in the Company's Quarterly Reports on Form 10-Q, for statutory and regulatory audits and for consents: $1,250,000 – 2023; $1,160,000 – 2022.

(b)   Audit-Related Fees: Aggregate fees billed for professional services rendered related to the Company's digital transformation project and agreed-upon procedures engagements: $150,000 – 2023; $6,000 – 2022.

(c)   Tax Fees: Aggregate fees billed for professional services rendered related to tax return preparation and tax consultations: $107,171 – 2023; $101,250 – 2022.

(d)   All other fees: Aggregate fees billed for all other professional services, consisting of an accounting research tool subscription: $1,895 – 2023; $1,895 – 2022 .

The Audit Committee generally pre-approves all audit and permissible non-audit services to be provided by the independent auditors. The Audit Committee has, however, delegated authority to the chairperson of the Audit Committee to pre-approve services not pre-approved by the Audit Committee, provided such action is reported to the Audit Committee at its next meeting. None of the services provided by Deloitte & Touche LLP described in items (a)-(d) above was approved by the Audit Committee pursuant to a waiver of the pre-approval requirements of the SEC's rules and regulations.

The Board of Directors recommends that stockholders vote **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending September 30, 2024.

STOCKHOLDER PROPOSALS AND OTHER INFORMATION
REGARDING THE NEXT ANNUAL MEETING OF STOCKHOLDERS

In order to be eligible for inclusion in the Company's proxy materials for its next annual meeting of stockholders, any stockholder proposal to take action at the meeting must be received at the Company's executive office at 700 S. Kansas Avenue, Topeka, Kansas 66603 no later than August 16, 2024. If, however, the date of the Company's next annual meeting of stockholders is before December 24, 2024 or after February 22, 2025, any such proposal must be received at the Company's executive office a reasonable time before the Company begins to print and send its proxy materials for that meeting to be eligible for inclusion in those proxy materials. All stockholder proposals submitted for inclusion in the Company's proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended, and, as with any stockholder proposal (regardless of whether included in the Company's proxy materials), the Company's charter and bylaws.

In addition to the deadline and other requirements referred to above for submitting a stockholder proposal to be included in the Company's proxy materials for its next annual meeting of stockholders, the Company's bylaws require a separate notification to be made in order for a stockholder proposal to be eligible for presentation at the meeting, regardless of whether the proposal is included in the Company's proxy materials for the meeting. In order to be eligible for presentation at the Company's next annual meeting of stockholders, written notice of a stockholder proposal containing the information specified in Article I, Section 6(a) of the Company's bylaws must be received by the Secretary of the Company not earlier than the close of business on September 25, 2024 and not later than the close of business on October 25, 2024. If, however, the date of the next annual meeting is before January 3, 2025 or after March 24, 2025, the notice of the stockholder proposal must instead be received by the Company's Secretary not earlier than the close of business on the 120th calendar day prior to the date of the next annual meeting and not later than the close of business on the later of the 90th calendar day before the date of the next annual meeting or the tenth calendar day following the first to occur of the day on which notice of the date of the next annual meeting is mailed or otherwise transmitted or the day on which public announcement of the date of the next annual meeting is first made by the Company.

Stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees in connection with the Company's next annual meeting of stockholders must provide notice to the Company that contains the information required by Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended, no later than November 24, 2024. If, however, the date of the Company's next annual meeting of stockholders is before December 24, 2024 or after February 22, 2025, the notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the tenth calendar day following the day on which public announcement of the date of the annual meeting is first made by the Company. This notice is in addition to the notice required under Article I, Section 6(b) of the Company's bylaws for stockholders desiring to submit director nominations, which must contain the information specified in Article I, Section 6(b) and be received by the Secretary of the Company not less than 90 calendar days or more than 120 calendar days prior to the date of the Company's next annual meeting of stockholders. If, however, less than 100 calendar days' notice or public announcement of the date of the next annual meeting is given or made to stockholders, notice pursuant to Article I, Section 6(b) must instead be received by the Company's Secretary by the earlier of the tenth calendar day following the day on which notice of the date of the next annual meeting is mailed or otherwise transmitted or the day on which public announcement of the date of the next annual meeting is first made by the Company.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the annual meeting other than the matters described above in this proxy statement. However, if any other matters should properly come before the meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company will pay the costs of soliciting proxies. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies personally or by facsimile, telephone or other means, without additional compensation.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __ to __

Commission file number: 001-34814

Capitol Federal Financial, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**27-2631712**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
700 South Kansas Avenue, Topeka, Kansas	**66603**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(785) 235-1341

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CFFN	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐
Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the average of the closing bid and asked price of such stock on the NASDAQ Stock Market as of March 31, 2023, was $897.3 million.

As of November 22, 2023, there were issued and outstanding 135,243,275 shares of the Registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of Form 10-K - Portions of the proxy statement for the Annual Meeting of Stockholders for the year ended September 30, 2023.

Private Securities Litigation Reform Act-Safe Harbor Statement

Capitol Federal Financial, Inc. (the "Company"), and Capitol Federal Savings Bank ("Capitol Federal Savings" or the "Bank"), may from time to time make written or oral "forward-looking statements," including statements contained in documents filed or furnished by the Company with the Securities and Exchange Commission ("SEC"). These forward-looking statements may be included in this Annual Report on Form 10-K and the exhibits attached to it, in the Company's reports to stockholders, in the Company's press releases, and in other communications by the Company, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, which are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our future results to differ materially from the beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

- our ability to maintain overhead costs at reasonable levels;
- our ability to originate and purchase a sufficient volume of one- to four-family loans in order to maintain the balance of that portfolio at a level desired by management;
- our ability to invest funds in wholesale or secondary markets at favorable yields compared to the related funding source;
- our ability to access cost-effective funding and maintain sufficient liquidity;
- the expected synergies and other benefits from our acquisition activities might not be realized to the extent anticipated, within the anticipated time frames, or at all;
- our ability to extend our commercial banking and trust asset management expertise across our market areas;
- fluctuations in deposit flows;
- the future earnings and capital levels of the Bank and the continued non-objection by our primary federal banking regulators, to the extent required, to distribute capital from the Bank to the Company, which could affect the ability of the Company to pay dividends in accordance with its dividend policy;
- the strength of the U.S. economy in general and the strength and/or the availability of labor in the local economies in which we conduct operations, including areas where we have purchased large amounts of correspondent loans, originated commercial loans, and entered into commercial loan participations;
- changes in real estate values, unemployment levels, general economic trends, and the level and direction of loan delinquencies and charge-offs may require changes in the estimates of the adequacy of the allowance for credit losses ("ACL"), which may adversely affect our business;
- increases in classified and/or non-performing assets, which may require the Bank to increase the ACL, charge-off loans and incur elevated collection and carrying costs related to such non-performing assets;
- results of examinations of the Bank and the Company by their respective primary federal banking regulators, including the possibility that the regulators may, among other things, require us to increase our ACL;
- changes in accounting principles, policies, or guidelines;
- the effects of, and changes in, monetary and interest rate policies of the Board of Governors of the Federal Reserve System ("FRB");
- the effects of, and changes in, trade and fiscal policies and laws of the United States government;
- the effects of, and changes in, foreign and military policies of the United States government;
- inflation, interest rate, market, monetary, and currency fluctuations and the effects of a potential economic recession or slower economic growth;
- the impact of bank failures or adverse developments at other banks and related negative press about the banking industry in general on investor or depositor sentiment;
- the timely development and acceptance of new products and services and the perceived overall value of these products and services by users, including the features, pricing, and quality compared to competitors' products and services;
- the willingness of users to substitute competitors' products and services for our products and services;
- our success in gaining regulatory approval of our products and services and branching locations, when required;
- the impact of interpretations of, and changes in, financial services laws and regulations, including laws concerning taxes, banking, securities, consumer protection, trust and insurance and the impact of other governmental initiatives affecting the financial services industry;
- the ability to attract and retain skilled employees;

- implementing business initiatives may be more difficult or expensive than anticipated;
- significant litigation;
- technological changes;
- our ability to maintain the security of our financial, accounting, technology, and other operating systems and facilities, including the ability to withstand cyberattacks;
- changes in consumer spending, borrowing and saving habits; and
- our success at managing the risks involved in our business.

This list of factors is not all inclusive. See "Part I, Item 1A. Risk Factors" for a discussion of risks and uncertainties related to our business that could adversely impact our operations and/or financial results. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

PART I

As used in this Form 10-K, unless we specify or the context indicates otherwise, "the Company," "we," "us," and "our" refer to Capitol Federal Financial, Inc. a Maryland corporation, and its subsidiaries. "Capitol Federal Savings," and "the Bank," refer to Capitol Federal Savings Bank, a federal savings bank and the wholly-owned subsidiary of Capitol Federal Financial, Inc.

Item 1. Business

General

The Company is a Maryland corporation with its common stock traded on the Global Select tier of the NASDAQ Stock Market. The Bank is a wholly-owned subsidiary of the Company and is a federally chartered and insured savings bank headquartered in Topeka, Kansas. We have been, and intend to continue to be, a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We attract deposits primarily from the general public and from businesses, and invest those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences and in commercial loans, either secured by real estate or for commercial and industrial purposes. We also participate with other lenders in commercial loans, originate consumer loans primarily secured by mortgages on one- to four-family residences, and invest in certain investment securities and mortgage-backed securities ("MBS") using funding from deposits and Federal Home Loan Bank Topeka ("FHLB") borrowings. We offer a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings accounts, money market accounts, interest-bearing and non-interest-bearing checking accounts, and certificates of deposit with terms ranging from 91 days to 120 months.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest earned on loans, securities, and cash, and the interest paid on deposits and borrowings. On a weekly basis, management reviews deposit flows, loan demand, cash levels, and changes in several market interest rates to assess all pricing strategies. The Bank's pricing strategy for first mortgage loan products includes setting interest rates based on secondary market prices and competitor pricing for our local lending markets, and secondary market prices and competitor pricing for our correspondent lending markets. Pricing for commercial loans is generally based on competitor pricing and the credit risk of the borrower with consideration given to the overall relationship of the borrower. Generally, deposit pricing is based upon a survey of competitors in the Bank's market areas, and the need to attract funding and retain maturing deposits.

The Company is significantly affected by prevailing economic conditions, including federal monetary and fiscal policies and federal regulation of financial institutions. Deposit balances are influenced by a number of factors, including interest rates paid on competing investment products, the level of personal income, and the personal rate of savings within our market areas. Lending activities are influenced by the demand for housing and business activity levels, our loan underwriting guidelines compared to those of our competitors, as well as the interest rate environment and interest rate pricing competition from other lending institutions.

Management Strategy

We seek to provide qualified borrowers the broadest possible access to home ownership through our mortgage lending programs and to offer a complete set of personal and commercial banking products and services to our customers. We strive to enhance stockholder value while maintaining a strong capital position. To achieve these goals, we focus on the following strategies:

- **Lending.** We are one of the leading originators of one- to four-family loans in the state of Kansas. We originate these loans primarily for our own portfolio, and we service the loans we originate. Historically, we have purchased one- to four-family loans from correspondent lenders but recently have reduced that activity for balance sheet management purposes. We offer several commercial lending options and participate in commercial loans with other lenders, both locally and outside our market areas. We offer both fixed- and adjustable-rate products with various terms to maturity and pricing options. We maintain strong relationships with local real estate agents to attract loan business. We rely on our marketing efforts and customer service reputation to attract business from walk-in customers, customers that apply online, and existing customers. Our business development efforts help to bring new business relationships to the Bank.

- **Deposit Services.** We offer a wide array of retail and business deposit products and services. These products include checking, savings, money market, certificates of deposit, and retirement accounts. Our deposit services are provided through our network of traditional branches and retail in-store locations, our call center which operates on extended hours, mobile banking, telephone banking, and online banking and bill payment services.

- **Cost Control.** We generally are very effective at controlling our costs of operations. We centralize our loan servicing and deposit support functions for efficient processing. We serve a broad range of customers through relatively few branch locations. Our average deposit base per traditional branch at September 30, 2023 was approximately $123.0 million. This large average deposit base per branch helps to control costs. Our one- to four-family lending strategy and our effective management of credit risk allows us to service a large portfolio of loans at efficient levels because it costs less to service a portfolio of performing loans. We recognize it is more expensive to offer a full suite of commercial products and services, but we will continue our efforts to control those costs. The Bank continues to invest in its infrastructure, which can increase costs.

- **Asset Quality.** We utilize underwriting standards for all of our lending products, including the loans we purchase and participate in, that are designed to limit our exposure to credit risk. We require complete documentation for both originated and purchased loans, and make credit decisions based on our assessment of the borrower's ability to repay the loan in accordance with its terms. Additionally, we monitor the asset quality of existing loans and strive to work proactively with customers who face challenging financial conditions.

- **Capital Position.** Our policy has always been to protect the safety and soundness of the Bank through credit and operational risk management, balance sheet strength, and sound operations. The end result of these activities has been capital ratios that meet or exceed the well-capitalized standards set by the Office of the Comptroller of the Currency (the "OCC"). We believe that maintaining a strong capital position safeguards the long-term interests of the Bank, the Company, and our stockholders.

- **Stockholder Value.** We strive to provide stockholder value while maintaining a strong capital position. We continue to generate returns to stockholders through dividend payments. Total dividends declared and paid during fiscal year 2023 were $83.2 million. The Company's cash dividend payout policy is reviewed quarterly by management and the Board of Directors, and the ability to pay dividends under the policy depends upon a number of factors, including the Company's financial condition and results of operations, regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company level. For fiscal year 2024, it is the current intention of the Board of Directors to pay out the regular quarterly cash dividend of $0.085 per share.

- **Interest Rate Risk Management.** Changes in interest rates are our primary market risk as our balance sheet is almost entirely comprised of interest-earning assets and interest-bearing liabilities. As such, fluctuations in interest rates have a significant impact not only upon our net income but also upon the cash flows related to those assets and liabilities and the market value of our assets and liabilities. In order to maintain what we believe to be acceptable levels of net interest income in varying interest rate environments, we actively manage our interest rate risk and assume a moderate amount of interest rate risk consistent with board policies.

Market Area and Competition

Our corporate office is located in Topeka, Kansas. We currently have a network of 51 branches (46 traditional branches and five in-store branches) located in nine counties throughout Kansas and three counties in Missouri. We primarily serve the metropolitan areas of Topeka, Wichita, Lawrence, Manhattan, Emporia, and Salina, Kansas and a portion of the metropolitan area of greater Kansas City.

The Bank ranked second in deposit market share, at 6.2%, in the state of Kansas as reported in the June 30, 2023 Federal Deposit Insurance Corporation ("FDIC") "Summary of Deposits - Market Share Report." Management considers our well-established banking network together with our reputation for financial strength and customer service to be major factors in our success at attracting and retaining customers in our market areas.

The Bank consistently has been one of the top one- to four-family lenders with regard to mortgage loan origination volume in the state of Kansas. This has been achieved through strong relationships with real estate agents and our other marketing efforts, which are based on our reputation and competitive pricing. Competition in originating one- to four-family loans primarily comes from other savings institutions, commercial banks, credit unions, mortgage brokers, and mortgage bankers.

Available Information

Our website address is www.capfed.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports can be obtained free of charge from our website. These reports are available on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. These reports are also available on the SEC's website at http://www.sec.gov.

Regulation and Supervision

The Bank is examined and regulated by the OCC, its primary regulator, and its deposits are insured up to applicable limits by the Deposit Insurance Fund ("DIF"), which is administered by the FDIC. The Company, as a savings and loan holding company, is examined and regulated by the FRB.

Set forth below is a description of certain laws and regulations that are applicable to Capitol Federal Financial, Inc. and the Bank. This description is intended as a brief summary of selected features of such laws and regulations and is qualified in its entirety by references to the laws and regulations applicable to the Company and the Bank.

General. The Bank, as a federally chartered savings bank, is subject to regulation and oversight by the OCC extending to all aspects of its operations. This regulation of the Bank is intended for the protection of depositors and other customers and not for the purpose of protecting the Company's stockholders. The investment and lending authority of the Bank is prescribed by federal laws and regulations and the Bank is prohibited from engaging in any activities not permitted by such laws and regulations. The Bank and Company are required to maintain minimum levels of regulatory capital and the Bank is subject to limitations on making capital distributions to the Company.

The Company is a unitary savings and loan holding company within the meaning of the Home Owners' Loan Act ("HOLA"). As such, the Company is registered with the FRB and subject to the FRB regulations, examinations, supervision, and reporting requirements. In addition, the FRB has enforcement authority over the Company. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a serious risk to the Bank.

The OCC and FRB enforcement authority includes, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely filed reports. Except under certain circumstances, public disclosure of final enforcement actions by the OCC or the FRB is required by law.

As a federally chartered savings bank, the Bank is required to maintain a significant portion of its assets in residential housing-related loans and investments. An institution that fails to do so is immediately subject to restrictions on its operations, including a prohibition against capital distributions, except with the prior approval of both the OCC and the FRB.

Failure to meet this qualification is a statutory violation subject to enforcement action. As of September 30, 2023, the Bank met the qualification.

The Bank's relationship with its depositors and borrowers is regulated to a great extent by federal laws and regulations, especially in such matters as the ownership of savings accounts and the form and content of mortgage requirements. In addition, the branching authority of the Bank is regulated by the OCC. The Bank is generally authorized to branch nationwide.

The Bank is subject to a statutory lending limit on aggregate loans to one person or a group of related persons. The general limit is 15% of our unimpaired capital and surplus, plus an additional 10% for loans fully secured by readily marketable collateral. At September 30, 2023, the Bank's lending limit under this restriction was $139.8 million. The Bank has no loans or loan relationships in excess of its lending limit. Total loan commitments and loans outstanding to the Bank's largest borrowing relationship was $76.2 million at September 30, 2023, all of which was current according to its terms.

The OCC has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure, and compensation and other employee benefits. The Bank is subject to periodic examinations by the OCC regarding these and related matters. During these examinations, the examiners may require the Bank to increase its ACL, change the classification of loans, and/or recognize additional charge-offs based on their judgments, which can impact our capital and earnings.

Regulatory Capital Requirements. The Bank and the Company are required to maintain specified levels of regulatory capital under regulations of the OCC and FRB, respectively. See "Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 13. Regulatory Capital Requirements" for additional regulatory capital information. At September 30, 2023, the Bank was considered well capitalized under OCC regulations.

The OCC has the ability to establish individual minimum capital requirements for a particular institution which vary from the capital levels that would otherwise be required under the applicable capital regulations based on such factors as concentrations of credit risk, levels of interest rate risk, the risks of non-traditional activities, and other circumstances. The OCC has not imposed any such requirements on the Bank.

The OCC is authorized and, under certain circumstances, required to take certain actions against federal savings banks that are not adequately capitalized because they fail to meet the minimum requirements associated with their elected capital framework. Any such institution must submit a capital restoration plan for OCC approval and may be restricted in, among other things, increasing its assets, acquiring another institution, establishing a branch or engaging in any new activities, and may not make capital distributions. As of September 30, 2023, the Bank and the Company met all capital adequacy requirements to which they are subject.

Limitations on Dividends and Other Capital Distributions. OCC regulations impose restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. Under FRB and OCC safe harbor regulations, savings institutions generally may make capital distributions during any calendar year equal to earnings of the previous two calendar years and current year-to-date earnings (to the extent not previously distributed). A savings institution that is a subsidiary of a savings and loan holding company, such as the Company, that proposes to make a capital distribution must submit written notice to the OCC and FRB 30 days prior to such distribution. The OCC and FRB may object to the distribution during that 30-day period based on safety and soundness or other concerns. Savings institutions that desire to make a larger capital distribution, are under special restrictions, or are not, or would not be, sufficiently capitalized following a proposed capital distribution must obtain regulatory non-objection prior to making such a distribution.

The long-term ability of the Company to pay dividends to its stockholders is based primarily upon the ability of the Bank to make capital distributions to the Company. So long as the Bank remains well capitalized after each capital distribution, and operates in a safe and sound manner, it is management's belief that the OCC and FRB will continue to allow the Bank to distribute its earnings to the Company, although no assurance can be given in this regard.

Insurance of Accounts and Regulation by the FDIC. The Bank also is subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the maximum extent permitted by law. The DIF of the FDIC insures deposit accounts in the Bank up to applicable limits, with a maximum amount of deposit insurance for banks, savings institutions, and credit unions of $250 thousand per separately insured deposit ownership right or category.

The FDIC assesses deposit insurance premiums on all FDIC-insured institutions quarterly based on annualized rates. Under these rules, assessment rates for an institution with total assets of less than $10 billion are determined by weighted average capital adequacy, asset quality, management, earnings, liquidity, and sensitivity (CAMELS) composite ratings and certain financial ratios, and range from 1.5 to 30.0 basis points, subject to certain adjustments. Assessment rates for an institution with $10 billion or more in total assets are assigned an individual rate based on a scorecard that measures the institution's composite rating, ability to withstand asset-related and funding-related stress and the magnitude of potential losses to the FDIC in the event of failure. In October 2022, the FDIC adopted a final rule that increased the initial base deposit assessment rate schedule uniformly by two basis points, beginning with the first quarterly assessment period of 2023. While the Bank exceeded $10 billion in total assets at September 30, 2023, an institution is not considered a large institution under the FDIC assessment regulations until the institution exceeds $10 billion in total assets for four consecutive quarters. The Bank's total assets were in excess of $10 billion at March 31, 2023, June 30, 2023 and September 30, 2023, but total assets are anticipated to be below $10 billion at December 31, 2023. For the fiscal year ended September 30, 2023, the Bank paid $4.5 million in FDIC premiums. Assessment rates are applied to an institution's assessment base, which is its average consolidated total assets minus its average tangible equity during the assessment period.

The FDIC has authority to further increase insurance assessments in the future, and any significant increases would have an adverse effect on the operating expenses and results of operations of the Company. Management cannot predict what assessment rates will be in the future. In a banking industry emergency, the FDIC may also impose a special assessment.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition, or violation that may lead to termination of our deposit insurance.

Community Reinvestment and Consumer Protection Laws. In connection with its lending activities, the Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 ("SAFE Act"), and the Community Reinvestment Act ("CRA"). In addition, federal banking regulators have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties. The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated third parties. With respect to federal consumer protection laws, regulations are generally promulgated by the Consumer Financial Protection Bureau ("CFPB"), but the OCC examines the Bank for compliance with such laws.

The CRA requires the appropriate federal banking agency, in connection with its examination of an FDIC-insured institution, to assess its record in meeting the credit needs of the communities served by the institution, including low and moderate income neighborhoods. The federal banking regulators take into account the institution's record of performance under the CRA when considering applications for mergers, acquisitions, and branches. Under the CRA, institutions are assigned a rating of outstanding, satisfactory, needs to improve, or substantial non-compliance. The Bank received a satisfactory rating in its most recently completed CRA evaluation.

On October 24, 2023, the federal banking agencies, including the OCC, issued a final rule designed to strengthen and modernize the regulations implementing the CRA. The changes are designed to encourage banks to expand access to credit, investment and banking services in low- and moderate-income communities, adapt to changes in the banking industry, including mobile and internet banking, provide greater clarity and consistency in the application of the CRA regulations and tailor CRA evaluations and data collection to bank size and type.

Bank Secrecy Act /Anti-Money Laundering Laws. The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws, including the USA PATRIOT Act of 2001 and regulations thereunder. These laws and regulations require the Bank to implement policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing and to verify the identity and source of deposits and wealth of its customers. Violations of these laws and regulations can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing mergers and acquisitions.

Federal Reserve System. The FRB requires all depository institutions to maintain reserves at specified levels against their transaction accounts, primarily checking accounts. In response to the Coronavirus Disease 2019 ("COVID-19") pandemic, the FRB reduced reserve requirement ratios to zero percent effective on March 26, 2020, to support lending to households and businesses. At September 30, 2023, the reserve requirement of zero percent was still in place.

The Bank is authorized to borrow from the Federal Reserve Bank "discount window." An eligible institution need not exhaust other sources of funds before going to the discount window, nor are there restrictions on the purposes for which the institution can use primary credit. At September 30, 2023, the Bank had no outstanding borrowings from the discount window.

In March 2023, the FRB created a Bank Term Funding Program ("BTFP") to make additional funding available to eligible depository institutions. The BTFP offers loans up to one year in length that can be prepaid without penalty. The amount that can be borrowed under the BTFP is based upon the par value of the securities pledged as collateral to the FRB. Advances can be requested under the BTFP until at least March 11, 2024. At September 30, 2023, the Bank had $500.0 million of BTFP borrowings. In October 2023, the Bank paid off the $500.0 million of BTFP borrowings.

Federal Home Loan Bank System. The Bank is a member of one of 11 regional Federal Home Loan Banks, each of which serves as a reserve, or central bank, for its members within its assigned region and is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. The Federal Home Loan Banks make loans, called advances, to members and provide access to a line of credit in accordance with policies and procedures established by the Board of Directors of FHLB, which are subject to the oversight of the Federal Housing Finance Agency. At September 30, 2023, the Bank had $2.38 billion of FHLB advances, at par. See "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Financial Statements – Note 8. Deposits and Borrowed Funds" for additional information regarding FHLB advances.

As a member, the Bank is required to purchase and maintain capital stock in FHLB. The minimum required FHLB stock amount is generally 4.5% of the Bank's FHLB advances and outstanding balance against the FHLB line of credit, and 2% of the outstanding principal balance of loans sold into the Mortgage Partnership Finance Program. At September 30, 2023, the Bank had a balance of $110.7 million in FHLB stock, which was in compliance with the FHLB's stock requirement. In past years, the Bank has received dividends on its FHLB stock, although no assurance can be given that these dividends will continue. See "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Financial Statements – Note 1. Summary of Significant Accounting Policies" for additional information regarding FHLB stock.

Federal Savings and Loan Holding Company Regulation. The HOLA prohibits a savings and loan holding company (directly or indirectly, or through one or more subsidiaries) from acquiring another savings association, or holding company thereof, without prior written approval from the FRB; acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings association, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of a depository institution that is not federally insured. In evaluating applications by savings and loan holding companies to acquire savings associations, the FRB must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community, competitive factors, and other factors.

The FRB has long set forth in its regulations its "source of strength" policy, which requires bank holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress. This policy now also applies to savings and loan holding companies.

Transactions with Affiliates. Transactions between the Bank and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates, and certain of these transactions are restricted to a percentage of the Bank's capital, and, in the case of loans, require eligible collateral in specified amounts. In addition, the Bank may not lend to any affiliate engaged in activities not permissible for a bank holding company or purchase or invest in the securities of affiliates.

Taxation

Federal Taxation. The Company and the Bank are subject to federal income taxation in the same general manner as other corporations. The Company files a consolidated federal income tax return. The Company has not received notification from the IRS of any potential tax liability for any years still subject to audit. For federal income tax purposes, the Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on September 30 for filing its federal income tax return. Changes to the corporate federal income tax rate would result in changes to the Company's effective income tax rate and would require the Company to remeasure its deferred tax assets and liabilities based on the tax rate in the years in which those temporary differences are expected to be recovered or settled.

State Taxation. The earnings/losses of Capitol Federal Financial, Inc., Capitol Funds, Inc. and Capital City Investments, Inc. are combined for purposes of filing a consolidated Kansas corporate tax return. The Kansas corporate tax rate is 4.0%, plus a surcharge of 3.0% on earnings greater than $50 thousand.

The Bank files a Kansas privilege tax return. For Kansas privilege tax purposes, the minimum tax rate is 4.5% of earnings, which is calculated based on federal taxable income, subject to certain adjustments. The Bank has not received notification from the state of any potential tax liability for any years still subject to audit.

Additionally, the Bank files state tax returns in various other states where it has significant purchased loans and/or foreclosure activities. In these states, the Bank has either established nexus under an economic nexus theory or has exceeded enumerated nexus thresholds based on the amount of interest derived from sources within the state.

Employees and Human Capital Resources

At September 30, 2023, we had a total of 649 employees, including 57 part-time employees. The full-time equivalent of our total employees at September 30, 2023 was 632, a decrease from 707 at September 30, 2022. The decrease was largely attributable to the Bank's improved ability to provide a comprehensive digital experience as a result of its implementation of a new core processing system ("the digital transformation"). A large majority of our customers became comfortable carrying out daily transactions through the adoption of our technology efforts, resulting in decreased walk-in traffic and management's ability to more efficiently staff our branches. Our new staffing model includes officer-level decision makers at each of our locations, as well as narrowly focused efforts to hire and develop a more universal employee who can not only execute basic teller transactions, but also participate in consumer loan activity. The overall decrease in headcount was not achieved through layoffs, but rather management's decision to not backfill non-essential employees through natural attrition. We believe the new staffing model comprised of decision makers and well-rounded employees will add an elevated customer experience for those who still choose to bank with us in-person.

Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good. We believe our ability to attract and retain employees is a key to our success. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas. Physical well-being is supported by the Company's health, dental, vision, life and various other insurances, and a wellness program that incentivizes employees to live a healthy and balanced lifestyle. Volunteer opportunities are provided and encouraged for all employees. Capitol Federal employees recorded over 3,628 hours in volunteer time for local organizations and charities during fiscal year 2023.

Our Company respects, values and encourages diversity in our employees and customers. We seek to recognize and develop the unique contributions each individual brings to our Company, and we are fully committed to maintaining a culture of diversity as a pillar of our values and our success. These efforts are supported by our Board of Directors. Since 1977, at least one woman has served as a director of the Bank and, since its inception in 1999, at least one woman has served on the Board of Directors of the Company. In addition, since 2012, at least one underrepresented minority has served as a director of the Company and the Bank. The Board of Directors annually reviews the Company's diversity recruitment efforts and employment statistics.

To assist in expanding diversity, the Company recruits employees through sources and organizations targeted at diverse communities. The Company also provides multiple opportunities for professional development and growth, including continuing education when applicable and specialty education within banking. Leadership development is supported through our Leadership Forum services, on a biannual basis, for mid-level leaders within the organization. Education for this program is currently provided by Banktastic. Annual employee educational requirements include targeted diversity, equity and inclusion training for all managers. All employees receive annual training on providing fair service, which is targeted at addressing implicit bias in providing customer service.

The Company actively participates in initiatives to promote diversity and inclusion, both internally and externally. Our employees, together with the Capitol Federal Foundation, contribute to programs that promote educational opportunities in all communities as well as housing in low-and-moderate income communities, including scholarships specifically for diverse candidates.

Item 1A. Risk Factors

There are risks inherent in the Bank's and Company's business. The following is a summary of material risks and uncertainties relating to the operations of the Bank and the Company. Adverse experiences with these could have a material impact on the Company's financial condition and results of operations. Some of these risks and uncertainties are interrelated, and the occurrence of one or more of them may exacerbate the effect of others. These material risks and uncertainties are not necessarily presented in order of significance. In addition to the risks set forth below and the other risks described in this Annual Report, there may be risks and uncertainties that are not currently known to us or that we currently deem to be immaterial that could materially and adversely affect our business, financial condition or operating results.

Risks Related to Macroeconomic Conditions

Changes in interest rates could have an adverse impact on our results of operations and financial condition.
Our results of operations are primarily dependent on net interest income, which is the difference between the interest earned on loans, securities, cash at the Federal Reserve Bank and dividends received on FHLB stock, and the interest paid on deposits and borrowings. Changes in interest rates could have an adverse impact on our results of operations and financial condition because the majority of our interest-earning assets are long-term, fixed-rate loans, while the majority of our interest-bearing liabilities are shorter term, and therefore subject to a greater degree of interest rate fluctuations. This type of risk is known as interest rate risk and is affected by prevailing economic and competitive conditions that are beyond the Company's control, including general economic conditions, inflationary trends and/or monetary policies of the FRB and fiscal policies of the United States federal government.

The impact of changes in interest rates is generally observed on the income statement. The magnitude of the impact will be determined by the difference between the amount of interest-earning assets and interest-bearing liabilities, both of which either reprice or mature within a given period of time. This difference provides an indication of the extent to which our net interest rate spread will be impacted by changes in interest rates. In addition, changes in interest rates will impact the expected level of repricing of the Bank's mortgage-related assets and callable debt securities. Generally, as interest rates decline, the amount of interest-earning assets expected to reprice will increase as borrowers have an economic incentive to reduce the cost of their mortgage or debt, which would negatively impact the Bank's interest income. Conversely, as interest rates rise, the amount of interest-earning assets expected to reprice will decline as the economic incentive to refinance the mortgage or debt is diminished. As this occurs, the amount of interest-earning assets repricing could diminish to the point where interest-bearing liabilities reprice to a higher interest rate at a faster pace than interest-earning assets, thus negatively impacting the Bank's net interest income. For additional information about the interest-rate risk we face, see "Part II, Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

Changes in interest rates can also have an adverse effect on our financial condition as available-for-sale ("AFS") securities are reported at estimated fair value. Stockholders' equity, specifically accumulated other comprehensive income (loss) ("AOCI"), is increased or decreased by the amount of change in the estimated fair value of our AFS securities, net of deferred income taxes. Increases in interest rates generally decrease the fair value of AFS securities, which adversely impacts stockholders' equity. For additional information, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Strategic Securities Transaction," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Stockholders' Equity" and "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 15. Accumulated Other Comprehensive Income."

Changes in interest rates, as they relate to customers, can also have an adverse impact on our financial condition and results of operations. In times of rising interest rates, default risk may increase among borrowers with adjustable-rate loans as the rates on their loans adjust upward and their payments increase. Fluctuations in interest rates also affect customer demand for loan and deposit products. Competition from other financial institutions and/or brokerage firms could affect our ability to attract and retain deposits and could result in us paying more for deposits.

In addition to general changes in interest rates, changes that affect the shape of the yield curve could negatively impact the Bank. The Bank's interest-bearing liabilities are generally priced based on short-term interest rates while the majority of the Bank's interest-earning assets are priced based on long-term interest rates. Income for the Bank is primarily driven by the spread between these rates. As a result, a steeper yield curve, meaning long-term interest rates are significantly higher than short-term interest rates, would provide the Bank with a better opportunity to increase net interest income. When the yield curve is flat, meaning long-term interest rates and short-term interest rates are essentially the same, or when the yield curve is inverted, meaning long-term interest rates are lower than short-term interest rates, the yield between interest-earning assets and interest-bearing liabilities that reprice is compressed or diminished and would likely negatively impact the Bank's net interest income. See "Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information about the Bank's interest rate risk management.

An economic downturn, especially one affecting our geographic market areas and certain regions of the country where we have correspondent loans secured by one- to four-family properties or commercial real estate participation loans, could have an adverse impact on our business and financial results.
Our primary lending emphasis is the origination of one- to four-family first mortgage loans secured by residential properties. We have also purchased one- to four-family first mortgage loans, secured by properties that are typically outside our local market areas, from correspondent lenders. As we have grown our commercial real estate lending portfolio, we have continued to maintain relationships not only in our local markets but in geographically diverse markets. As a result, we are particularly exposed to downturns in regional housing and commercial real estate markets and, to a lesser extent, the U.S. housing and commercial real estate markets, along with changes in the levels of unemployment or underemployment. We monitor the current status and trends of local and national employment levels and trends and current conditions in the real estate and housing markets, as well as commercial real estate markets, in our local market areas and certain areas where we have correspondent loans and commercial real estate participation loans. Decreases in local real estate values could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Adverse conditions in our local economies and in certain areas where we have correspondent loans and commercial real estate participation loans, such as inflation, unemployment, supply chain disruptions, recession, natural disasters or pandemics, or other factors beyond our control, could impact the ability of our borrowers to repay their loans. Any one or a combination of these events may have an adverse impact on borrowers' ability to repay their loans, which could result in increased delinquencies, non-performing assets, loan losses, and future loan loss provisions.

Risks Related to Lending Activities

The increase in commercial loans in our loan portfolio exposes us to increased lending and credit risks, which could adversely impact our financial condition and results of operations.
A growing portion of our loan portfolio consists of commercial loans. These loan types tend to be larger than and in different geographic regions from most of our existing loan portfolio and are generally considered to have different and greater risks than one- to four-family residential real estate loans and may involve multiple loans to groups of related borrowers. A growing commercial loan portfolio also subjects us to greater regulatory scrutiny. Furthermore, these loan types can expose us to a greater risk of delinquencies, non-performing assets, loan losses, and future loan loss provisions than one- to four-family residential real estate loans because repayment of such loans often depends on the successful operation of a business or of the underlying property. Repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market, the economy, environmental factors, natural disasters or pandemics, and/or changes in government regulation. Also, there are risks inherent in commercial real estate construction lending as the value of the project is uncertain prior to the completion of construction and subsequent lease-up. A sudden downturn in the economy, labor and/or supply chain issues, or other unforeseen events could result in stalled projects or collateral shortfalls, thus exposing us to increased credit risk.

Commercial and industrial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. The borrowers' cash flow may prove to be unpredictable, and collateral securing these loans may fluctuate in value. Most often, this collateral consists of accounts receivable, inventory and equipment. Significant adverse changes in a borrower's industries and businesses could cause rapid declines in values of, and collectability associated with, those business assets, which could result in inadequate collateral coverage for our commercial and industrial loans and expose us to future losses. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its clients. Inventory and equipment may depreciate over time, may be difficult to appraise, may be illiquid and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. An increase in valuation allowances and charge-offs related to our commercial and industrial loan portfolio could have an adverse effect on our business, financial condition, results of operations and future prospects.

Risks Related to Cybersecurity, Third Parties, and Technology.

The occurrence of any information system failure or interruption, breach of security or cyberattack, at the Company, at its third-party service providers or counterparties may have an adverse effect on our business, reputation, financial condition and results of operations.
Information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, our general ledger, our deposits and our loans. In the normal course of our business, we collect, process, retain and transmit (by email and other electronic means) sensitive and confidential information regarding our customers, employees and others. We also outsource certain aspects of our data processing, data processing operations, remote network monitoring, engineering and managed security services to third-party service providers. In addition to confidential information regarding our customers, employees and others, we, and in some cases a third party, compile, process, transmit and store proprietary, non-public information concerning our business, operations, plans and strategies.

Information security risks for financial institutions continue to increase in part because of evolving technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. Cyber criminals use a variety of tactics, such as ransomware, denial of service, and theft of sensitive business and customer information to extort payment or other concessions from victims. In some cases, these attacks have caused significant impacts on other businesses' access to data and ability to provide services. We are not able to anticipate or implement effective preventive measures against all incidents of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources, including attacks on third-party vendors and their applications and products used by the Bank.

We use a variety of physical, procedural and technological safeguards to prevent or limit the impact of system failures, interruptions and security breaches and to protect confidential information from mishandling, misuse or loss, including detection and response mechanisms designed to contain and mitigate security incidents. However, there can be no assurance that such events will not occur or that they will be promptly detected and adequately addressed if they do, and early detection of security breaches may be thwarted by sophisticated attacks and malware designed to avoid detection. If there is a failure in or breach of our information systems, or those of a third-party service provider, the confidential and other information processed and stored in, and transmitted through, such information systems could be jeopardized, or could otherwise cause interruptions or malfunctions in our operations or the operations of our customers, employees, or others.

Our business and operations depend on the secure processing, storage and transmission of confidential and other information in our information systems and those of our third-party service providers. Although we devote significant resources and management focus to ensuring the integrity of our information systems through information security measures, risk management practices, relationships with threat intelligence providers and business continuity planning, our facilities, computer systems, software and networks, and those of our third-party service providers, may be vulnerable to external or internal security breaches, acts of vandalism, unauthorized access, misuse, computer viruses or other malicious code and cyberattacks that could have a security impact. In addition, breaches of security may occur through intentional or unintentional acts by those having authorized or unauthorized access to our confidential or other information or the confidential or other information of our customers, employees or others. While we regularly conduct security and risk assessments on our systems and those of our third-party service providers, there can be no assurance that their information security protocols are sufficient to withstand a cyberattack or other security breach. Across our industry, the cost of minimizing these risks and investigating incidents has continued to increase with the frequency and sophistication of these threats.

During June 2023, a third-party service provider (the "Service Provider") to the Bank advised the Bank that files with personally identifiable information related to Bank customers had been compromised during a security incident experienced by the Service Provider (the "Incident"). The Bank used the Service Provider to process transactions. The Incident resulted from a zero-day vulnerability in a managed file sharing software called MOVEit. MOVEit is used by thousands of organizations around the world for securely transferring sensitive and confidential information and other data. The vulnerability was exploited in a large-scale, cyber campaign that impacted government agencies, universities, and corporations around the world. As a result of the Incident, an unauthorized party was able to obtain access to certain Bank customers' data in the Service Provider's possession that contained social security numbers, account numbers, and other personally identifiable information. The Bank confirmed the Service Provider has fixed the vulnerability noted above and the Bank has implemented additional security procedures when sharing files with the Service Provider. When the Bank received notice of the Incident from the Service Provider, the Bank promptly enacted response protocols. The Service Provider has provided appropriate notifications to potentially affected customers. The Bank worked with the Service Provider to identify any others potentially impacted by the Incident. The Bank is not aware of any other third-party incidents related to the MOVEit vulnerability that has affected personally identifiable information associated with Bank customers.

The occurrence of any of the foregoing could subject us to litigation or regulatory scrutiny, cause us significant reputational damage or erode confidence in the security of our information systems, products and services, cause us to lose customers or have greater difficulty in attracting new customers, have an adverse effect on the value of our common stock or subject us to financial losses that may not be covered by insurance, any of which could have an adverse effect on our business, financial condition and results of operations. As information security risks and cyber threats continue to evolve, we may be required to expend significant additional resources to further enhance or modify our information security measures and/or to investigate and remediate any information security vulnerabilities or other exposures arising from operational and security risks.

Furthermore, there continues to be heightened legislative and regulatory focus on privacy, data protection and information security. New or revised laws and regulations may significantly impact our current and planned privacy, data protection and information security-related practices, the collection, use, sharing, retention and safeguarding of consumer and employee information, and current or planned business activities. Compliance with current or future privacy, data protection and information security laws could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have an adverse effect on our business, financial condition and results of operations.

Our customers are also targets of cyberattacks and identity theft. There continues to be instances involving financial services and consumer-based companies reporting the unauthorized disclosure of client or customer information or the destruction or theft of corporate data. Large scale identity theft could result in customers' accounts being compromised and fraudulent activities being performed in their names. We have implemented certain safeguards against these types of activities, but they may not fully protect us from financial losses. The occurrence of a security breach involving our customers' information, regardless of its origin, could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny, and expose us to litigation and possible financial liability. Any of these events could have an adverse effect on our business, financial condition and results of operations.

Third-party vendors subject the Company to potential business, reputation and financial risks.
Third-party vendors are sources of operational and information security risk to the Company, including risks associated with operations errors, information system interruptions or breaches, and unauthorized disclosures of sensitive or confidential customer information. The Company requires third-party vendors to maintain certain levels of information security; however, vendors may remain vulnerable to breaches, unauthorized access, misuse, computer viruses, and/or other malicious attacks that could ultimately compromise sensitive information. We have developed procedures and processes for selecting and monitoring third-party vendors, but ultimately are dependent on these third-party vendors to secure their information. If these vendors encounter any of these types of issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have an adverse effect on our business, financial condition and results of operations.

The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which could have an adverse effect on our business and, in turn, our financial condition and results of operations. Additionally, replacing certain third-party vendors could also entail significant delay and expense.

We are heavily reliant on technology, and a failure to effectively implement technology initiatives or anticipate future technology needs or demands could adversely affect our business or performance.
Like most financial institutions, the Bank significantly depends on technology to deliver its products and services and to otherwise conduct business. To remain technologically competitive and operationally efficient, the Bank invests in system upgrades, new technological solutions, and other technology initiatives. Many of these solutions and initiatives have a significant duration, are tied to critical information systems, and require substantial resources. Although the Bank takes steps to mitigate the risks and uncertainties associated with these solutions and initiatives, there is no guarantee that they will be implemented on time, within budget, or without negative operational or customer impact. The Bank also may not succeed in anticipating its future technology needs, the technology demands of its customers, or the competitive landscape for technology. If the Bank were to falter in any of these areas, it could have an adverse effect on our business, financial condition and results of operations.

In August 2023, the Company implemented a new core processing system ("digital transformation"). While the digital transformation was completed successfully, the Company may face operational risks, such as disruptions in technology systems, which may impact customers. The Company will work to remediate any such disruptions, if they occur, but no assurance can be given that a potential adverse development will be quickly or completely remediated. If an adverse development arising from the digital transformation is not sufficiently remediated or is not remediated in a timely fashion, the Company's reputation could be significantly impacted, which could result in loss of customer business, subject the Company to regulatory scrutiny, or expose the Company to litigation, any of which could have a material impact on the Company's financial condition and results of operations.

Risks Related to Competition

Strong competition may limit growth and profitability.
While we are one of the largest mortgage loan originators in the state of Kansas, we compete in the same market areas as local, regional, and national banks, credit unions, mortgage brokerage firms, investment banking firms, investment brokerage firms, mortgage bankers, and savings institutions. We also compete with online investment and mortgage brokerages and online banks that are not confined to any specific market area. Many of these competitors operate on a national or regional level, are a conglomerate of various financial services providers housed under one corporation, or otherwise have substantially greater financial or technological resources than the Bank. We compete primarily on the basis of the interest rates offered to depositors, the terms of loans offered to borrowers, and the benefits afforded to customers as a local institution and portfolio lender. Should we face competitive pressure to increase deposit rates or decrease loan rates, our net interest income could be adversely affected. Additionally, our competitors may offer products and services that we do not or cannot provide, as certain deposit and loan products fall outside of our accepted level of risk. Our profitability depends upon our ability to compete in our local market areas.

Risks Related to Regulation

We operate in a highly regulated environment which limits the manner and scope of our business activities, and we may be adversely affected by new and/or changes in laws and regulations or interpretation of existing laws and regulations.
We are subject to extensive regulation, supervision, and examination by the OCC, the FRB, and the FDIC. These regulatory authorities exercise broad discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on a bank's operations, reclassify assets, determine the adequacy of a bank's ACL, and determine the level of deposit insurance premiums assessed. The CFPB has broad powers to supervise and enforce consumer protection laws, including a wide range of consumer protection laws that apply to all banks and savings institutions, like the authority to prohibit unfair, deceptive or abusive acts and practices. The CFPB also has examination and enforcement authority over all banks with regulatory assets exceeding $10 billion at four consecutive quarter-ends. The Bank exceeded $10 billion in

regulatory assets at March 31, 2023, June 30, 2023 and September 30, 2023. The Bank intends to be below $10 billion in regulatory assets at December 31, 2023 so it will not exceed $10 billion in regulatory assets at four consecutive quarter-ends. There are increased direct costs, additional regulatory burdens with indirect costs, and lost revenue, mainly related to interchange fees, associated with the Bank being over $10 billion in regulatory assets at certain points in time and for four consecutive quarter-ends. As long as the Bank does not exceed $10 billion in regulatory assets for four consecutive quarter ends, it will continue to be examined for compliance with consumer protection laws and the regulations of the CFPB by the Bank's primary bank regulator, the OCC. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations and gives state attorneys general the ability to enforce federal consumer protection laws.

Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation, interpretation or application, could have an adverse impact on our operations. Moreover, bank regulatory agencies have been active in responding to concerns and trends identified in examinations and have issued formal enforcement orders requiring capital ratios in excess of regulatory requirements and/or assessing monetary penalties. Bank regulatory agencies, such as the OCC, the FRB and the FDIC, govern the activities in which we may engage, primarily for the protection of depositors' funds, the DIF and the safety and soundness of the banking system as a whole, and not for the protection or benefit of investors. The CFPB enforces consumer protection laws and regulations for the benefit of the consumer and not the protection or benefit of investors. In addition, new laws and regulations, including those related to environmental, social, and governance initiatives, may continue to increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws and regulations may significantly affect the markets in which we do business, the markets for and value of our loans and securities, the products we offer, the fees we can charge and our ongoing operations, costs, and profitability.

The Company is also directly subject to the requirements of entities that set and interpret accounting standards such as the Financial Accounting Standards Board, and indirectly subject to the actions and interpretations of the Public Company Accounting Oversight Board, which establishes auditing and related professional practice standards for registered public accounting firms and inspects registered firms to assess their compliance with certain laws, rules, and professional standards in public company audits. These regulations, along with existing tax, accounting, securities, and monetary laws, regulations, rules, standards, policies and interpretations, control the methods by which financial institutions and their holding companies conduct business, engage in strategic and tax planning, implement strategic initiatives, and govern financial reporting.

The Company's failure to comply with laws, regulations or policies could result in civil or criminal sanctions and money penalties by state and federal agencies, and/or reputational damage, which could have an adverse effect on the Company's business, financial condition and results of operations. See "Part I, Item 1. Business - Regulation and Supervision" for more information about the regulations to which the Company is subject.

Other Risks

The Company's ability to pay dividends is subject to the ability of the Bank to make capital distributions to the Company.
The long-term ability of the Company to pay dividends to its stockholders is based primarily upon the ability of the Bank to generate earnings and to, therefore, make capital distributions to the Company, and on the availability of cash at the holding company level in the event earnings are not sufficient to pay dividends. Under certain circumstances, capital distributions from the Bank to the Company may be subject to regulatory approvals. See "Item 1. Business – Regulation and Supervision" for additional information.

Our risk management and compliance programs and functions may not be effective in mitigating risk and loss.
We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report, and control the risks that we face. These risks include: interest-rate, credit, liquidity, operations, reputation, compliance and litigation. We also maintain a compliance program to identify, measure, assess, and report on our adherence to applicable laws, policies and procedures. While we assess and improve these programs on an ongoing basis, there can be no assurance that our risk management or compliance programs, along with other related controls, will effectively mitigate all risk and limit losses in our business. If conditions or circumstances arise that expose flaws or gaps in our risk management or compliance programs, or if our controls do not function as designed, the performance and value of our business could be adversely affected.

The Company may not be able to attract and retain skilled employees.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people can be intense, and the Company spends considerable time and resources attracting and hiring qualified people for its operations. The unexpected loss of the services of one or more of the Company's key personnel could have an adverse impact on the Company's business because of their skills, knowledge of the Company's market, and years of industry experience, as well as the difficulty of promptly finding qualified replacement personnel.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

At September 30, 2023, we had 46 traditional branch offices and five in-store branch offices. The Bank owns the office building and related land in which its home office and executive offices are located, and 35 of its other branch offices. The remaining 15 branches are either leased or partially owned.

For additional information regarding our lease obligations, see "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 5. Premises, Equipment and Leases."

Management believes that our number of current facilities meet the present and immediately foreseeable needs of our customers. Management will continue to evaluate the performance of these locations through a number of metrics, including but not limited to, customer traffic, and determine on at least an annual basis whether or not we are branched in a way that most effectively serves our existing and prospective customer bases.

Item 3. Legal Proceedings

In the normal course of business, the Company and the Bank are involved as parties to various legal actions. In our opinion, after consultation with legal counsel, we believe it is unlikely that any such pending legal actions will have a material adverse effect on our financial condition, results of operations or liquidity.

On November 2, 2022, the Bank was served a putative class action lawsuit, captioned Jennifer Harding, et al. vs. Capitol Federal Savings Bank (Case No. 2022-CV-00598), filed in the Third Judicial District Court, Shawnee County, Kansas against the Bank, alleging the Bank improperly charged overdraft fees on (1) debit card transactions that were authorized for payment on sufficient funds but later settled against a negative account balance (commonly known as "authorize positive purportedly settle negative" or "APPSN" transactions) and (2) merchant re-presentments of previously rejected payment requests. The complaint asserts a breach of contract claim (including breach of an implied covenant of good faith and fair dealing) for each practice and seeks restitution for alleged improper fees, alleged actual damages, costs and disbursements, and injunction relief. On April 5, 2023, the court granted the Bank's motion to dismiss the complaint, with prejudice. The plaintiffs have appealed this decision.

The Company assesses the liabilities and loss contingencies in connection with pending or threatened legal and regulatory proceedings on at least a quarterly basis and establishes accruals when it is believed to be probable that a loss may be incurred and that the amount of such loss can be reasonably estimated.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Stock Listing

Capitol Federal Financial, Inc. common stock is traded on the Global Select tier of the NASDAQ Stock Market under the symbol "CFFN". At November 22, 2023, there were approximately 7,495 holders of record of Capitol Federal Financial, Inc. common stock.

Share Repurchases

The following table summarizes our share repurchase activity during the three months ended September 30, 2023 and additional information regarding our share repurchase program. As of September 30, 2023, the Company had $21.2 million of common stock that could be repurchased under its existing stock repurchase plan. This plan has no expiration date; however, the Federal Reserve Bank's approval for the Company to repurchase shares extends through August 2024. Shares may be repurchased from time to time in the open market or in privately negotiated transactions based upon market conditions and available liquidity. From December 2010 through September 30, 2023, $417.0 million worth of common stock was repurchased.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2023 through July 31, 2023	—	$ —	—	$ 22,469,207
August 1, 2023 through August 31, 2023	—	—	—	22,469,207
September 1, 2023 through September 30, 2023	250,594	4.97	250,594	21,222,929
Total	250,594	4.97	250,594	21,222,929

Stockholders and General Inquiries

Copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 are available to stockholders at no charge in the Investor Relations section of our website, www.capfed.com.

Stockholder Return Performance Presentation

The information presented below assumes $100 invested on September 30, 2018 in the Company's common stock and in each of the indices, and assumes the reinvestment of all dividends. Historical stock price performance is not necessarily indicative of future stock price performance.



Total Return Performance

Index	Period Ending					
	9/30/2018	9/30/2019	9/30/2020	9/30/2021	9/30/2022	9/30/2023
Capitol Federal Financial, Inc.	100.00	116.58	82.57	109.88	85.20	53.25
NASDAQ Composite Index	100.00	100.52	141.70	184.58	136.12	171.65
S&P U.S. BMI Banks Index	100.00	100.32	73.65	134.01	102.95	99.73

Source: S&P Global Market Intelligence

Restrictions on the Payment of Dividends

The Company's ability to pay dividends is dependent, in part, upon its ability to obtain capital distributions from the Bank. The dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including the Company's financial condition and results of operations, regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company level.

Item 6. [Reserved]

Item 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

The following discussion and analysis is intended to assist in understanding the financial condition, results of operations, liquidity, and capital resources of the Company. The Bank comprises almost all of the consolidated assets and liabilities of the Company and the Company is dependent primarily upon the performance of the Bank for the results of its operations. Because of this relationship, references to management actions, strategies and results of actions apply to both the Bank and the Company except where the context indicates otherwise.

Strategic Securities Transaction

In October 2023, the Company initiated a strategic securities transaction ("securities strategy") by selling $1.30 billion of securities, representing 94% of its securities portfolio. Since the Company did not have the intent to hold the $1.30 billion of securities to maturity at September 30, 2023, the Company recognized an impairment loss on those securities, $192.6 million of which is reflected in our financial statements for the fiscal year ended September 30, 2023 and $13.3 million of which will be recorded in the first quarter of fiscal year 2024. The securities strategy is designed to allow the Company to improve its earnings stream, beginning in fiscal year 2024, and to provide liquidity to deleverage the balance sheet, which should enable the Company to reduce the size of its balance sheet to under $10 billion in total assets by December 31, 2023, while keeping the Bank and Company well capitalized and with tangible common equity for the Company of more than 10.0%. The securities strategy, on a static basis, is expected to increase our earnings per share by approximately $0.30 and our net interest margin by approximately 60 basis points in fiscal year 2024 subsequent to the sales of securities through securities reinvestment and debt repayment. The $13.3 million loss discussed above, which was attributable to the change in valuation after September 30, 2023, is expected to reduce our earnings for the first quarter of fiscal year 2024 and for fiscal year 2024 by $0.08 per share.

The proceeds from the sale of the securities in October 2023 were used to purchase $632.0 million of securities, yielding 5.75%, and pay down $500.0 million of borrowings with a cost of 4.70%. The Company plans to hold the remaining cash at the FRB earning the interest on reserve balances rate, until such time it can be used to fund commercial loan commitments or other Bank operations. The Company expects these actions will help reduce total assets to approximately $9.70 billion by December 31, 2023. The weighted average yield on the securities sold was 1.22% and the average duration was 3.6 years. The Company expects the earn-back period to be 3.9 years, aligning closely with the average duration of the securities sold. Following the execution of the securities strategy, the Company maintains exceptional asset quality along with strong liquidity measures, including an unused $2.11 billion line of credit with the FHLB, enabling the Company to meet current and expected future commitments.

The Company's balance sheet is primarily composed of one- to four-family loans, most of which were refinanced in fiscal years 2020, 2021 and 2022 at then-current market interest rates. Securities were purchased during the same time period, also at low market interest rates, as a result of significant cash inflows from pandemic-related governmental stimulus support. Beginning in March 2022, the Federal Reserve started to raise interest rates at a record pace which resulted in the Bank increasing rates on deposit products to retain funds. Some of the Bank's borrowings also repriced to higher market interest rates during the same time period. Due to the composition of our loan and securities portfolios, our assets were not able to reprice as quickly as our liabilities, resulting in net interest margin compression. The securities strategy addresses the Company's recent decline in earnings associated with net interest margin compression driven by these factors by recognizing a net loss in fiscal year 2023. Because the securities sold in the securities strategy were held on our balance sheet as AFS, the net loss in fiscal year 2023 had minimal impact to the Company's tangible book value per share ("TBVPS"), as most of this loss was already included in the calculation of our TBVPS.

Executive Summary

The following summary should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations section in its entirety.

The Company recognized net loss of $101.7 million, or $(0.76) per share, for fiscal year 2023 compared to net income of $84.5 million, or $0.62 per share, for fiscal year 2022. The net loss for the current year resulted from the securities strategy, specifically, the $192.6 million impairment loss on the securities that management did not have the intent to hold at September 30, 2023. The securities were sold in October 2023. Excluding the effects of the securities strategy, earnings per share would have been $0.33 for the current year. The decrease in earnings per share, excluding the effects of the securities strategy, from the prior year was due primarily to lower net interest income, along with recording a provision for credit losses of $6.8 million for the current year compared to a release of provision of $4.6 million for the prior year. The net interest margin decreased 36 basis points, from 1.79% for the prior year to 1.43% for the current year. Excluding the effects of the leverage strategy described below, the net interest margin decreased 49 basis points, from 2.04% for the prior year to 1.55% for the current year. The decrease in the net interest margin excluding the effects of the leverage strategy was due mainly to an increase in the cost of borrowings and deposits, which exceeded the increase in loan yields.

At times, the Bank has utilized a leverage strategy to increase earnings which entails entering into short-term FHLB advances and depositing the proceeds from the borrowings, net of the required FHLB stock holdings, at the Federal Reserve Bank of Kansas City ("FRB of Kansas City"). The borrowings are repaid prior to each quarter end. The average balance of leverage strategy borrowings was $924.4 million for the year ended September 30, 2023. At times during the current year, the leverage strategy was not profitable and therefore was not utilized, resulting in a decrease in the average outstanding balance of leverage strategy borrowings compared to the prior year. Net income attributable to the leverage strategy was $997 thousand and $3.1 million for the years ended September 30, 2023 and 2022, respectively. When the leverage strategy is in place, it reduces the net interest margin due to the amount of earnings from the transaction in comparison to the size of the transaction. Management continues to monitor the net interest rate spread and overall profitability of the leverage strategy.

Total assets were $10.18 billion at September 30, 2023, an increase of $552.6 million from September 30, 2022. The increase was mainly composed of a $506.7 million increase in the loan portfolio, or 6.8% growth, and a $196.4 million increase in operating cash, partially offset by a $178.8 million decrease in securities. The growth in the loan portfolio was primarily funded with proceeds from borrowings.

Total liabilities were $9.13 billion at September 30, 2023, an increase of $605.0 million from September 30, 2022 due primarily to a $747.0 million increase in borrowings, partially offset by a $143.6 million decrease in deposits. The increase in borrowings was composed of $500.0 million in BTFP borrowings at a rate of 4.70% and the remaining amounts were FHLB advances. The decrease in deposits during the current year was mainly in non-maturity deposits which decreased $670.1 million, largely retail money market accounts, partially offset by a $460.4 million increase in retail certificates of deposit and a $53.6 million increase in public unit certificates of deposit. The decrease in non-maturity deposit balances was likely due to depositors moving funds to a higher rate certificate of deposit product offered by the Bank, higher yielding investment products outside the Bank, and/or withdrawing funds for customer spending. The majority of the growth in the retail certificate of deposit portfolio in the current year were in terms less than 17 months. Management continues to competitively price certain short-term retail certificate of deposit products to encourage customers to move to shorter-term options. If rates were to decrease in the near future, the Bank would be able to more quickly reprice those balances to lower market rates at maturity.

Stockholder's equity was $1.04 billion at September 30, 2023, a decrease of $52.4 million from September 30, 2022. The decrease was due primarily to the payment of cash dividends during the current year.

The Bank's asset quality remained strong, reflected in low loan delinquency and charge-off ratios. At September 30, 2023, loans 30 to 89 days delinquent were 0.21% of total loans receivable, net, and loans 90 or more days delinquent or in foreclosure were 0.11% of total loans receivable, net. The ratio of net charge-offs (recoveries) ("NCOs") during the current year to average loans outstanding during the current year was 0.00%.

At September 30, 2023, the Bank's gap between the amount of interest-earning assets and interest-bearing liabilities projected to reprice within one year was $(1.19) billion, or (11.7)% of total assets, meaning the amount of interest-bearing liabilities exceeded the amount of interest-earning assets maturing or repricing during the same period. See additional discussion in "Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

In August 2023, management successfully implemented a new core processing and digital banking systems to enhance customer experiences and better position the Bank for the future. The new platform will allow us to introduce new products and services quickly, drive better efficiencies, and provide a more personalized experience for our customers.

Critical Accounting Estimates

Our most critical accounting estimates are the methodologies used to determine the ACL and reserve for off-balance sheet credit exposures and fair value measurements. These estimates are important to the presentation of our financial condition and results of operations, involve a high degree of complexity, and require management to make difficult and subjective judgments that may require assumptions about highly uncertain matters. The use of different judgments, assumptions, and estimates could affect reported results materially. These critical accounting estimates and their application are reviewed at least annually by our audit committee. The following is a description of our critical accounting estimates and an explanation of the methods and assumptions underlying their application.

Allowance for Credit Losses and Reserve for Off-Balance Sheet Credit Exposures. The ACL is a valuation amount that is deducted from the amortized cost basis of loans and represents management's estimate of lifetime credit losses expected on the Company's loan portfolio as of the balance sheet date. The reserve for off-balance sheet credit exposures represents expected credit losses on unfunded portions of existing loans and commitments to originate or purchase loans that are not unconditionally cancellable by the Company.

Management estimates the ACL by projecting future loss rates which are dependent upon forecasted economic indices and applying qualitative factors when deemed appropriate by management. The key assumptions used in projecting future loss rates include the economic forecast, the forecast and reversion to mean time periods, and prepayment and curtailment assumptions. The assumptions are used to calculate and aggregate estimated cash flows for the time period that remains in each loan's contractual life. The cash flows are discounted back to the balance sheet date using each loan's effective yield, to arrive at a present value of future cash flows, which is compared to the amortized cost basis of the loan pool to determine the amount of ACL required by the calculation. Management then considers qualitative factors when assessing the overall level of ACL. See "Allowance for Credit Losses on Loans Receivable" and "Reserve for Off-Balance Sheet Credit Exposures" within "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies" for additional information.

One of the most significant judgments used in projecting loss rates when estimating the ACL and reserves for off-balance sheet credit exposures is the macroeconomic forecast provided by a third party. The economic indices sourced from the macroeconomic forecast and used in projecting loss rates are the national unemployment rate, changes in commercial real estate prices, changes in home values, and changes in the United States gross domestic product. The economic index used in the calculation to which the calculation is most sensitive is the national unemployment rate. Each reporting period, several macroeconomic forecast scenarios are considered by management. Management selects the macroeconomic forecast(s) that is/are most reflective of expectations at that point in time. Changes in the macroeconomic forecast, especially for the national unemployment rate, could significantly impact the calculated estimated credit losses between reporting periods.

Other key assumptions in the calculation of the ACL and reserve for off-balance sheet credit exposures estimates include the forecast and reversion to mean time periods and prepayment and curtailment assumptions. The calculation is less sensitive to these assumptions than the macroeconomic forecasts. The macroeconomic forecast is applied for a reasonable and supportable time period before reverting to long-term historical averages for each economic index. The forecast and reversion to mean time period used for each economic index at September 30, 2023 was four quarters. Prepayment and curtailment assumptions are generally based on the Company's historical experience and are adjusted by management as deemed necessary. The prepayment and curtailment assumptions vary based on loan product type.

The ACL and reserve for off-balance sheet credit exposures may be materially affected by qualitative factors, especially during periods of economic uncertainty, for items not reflected in the economic forecast and/or discounted cash flow model, but which are deemed appropriate by management's current assessment of the risks related to the loan portfolio and/or external factors. Such qualitative factors may include changes in the Bank's loan portfolio composition and credit concentrations, changes in the balances and/or trends in asset quality and/or loan credit performance, changes in lending underwriting standards, the effect of other external factors such as significant unique events or conditions, and actual and/or expected changes in economic conditions, real estate values, and/or other economic developments. The qualitative factors applied by management at September 30, 2023 were (1) economic uncertainty that may not be adequately captured in the third-party economic forecast scenarios and (2) other management considerations related to commercial loans to account for credit risks not fully reflected in the discounted cash flow model. The qualitative factors applied at September 30, 2023, and the importance and levels of the qualitative factors applied, may change in future periods depending on the level of changes to items such as the uncertainty of economic conditions and management's assessment of the level of credit risk within the loan portfolio as a result of such changes, compared to the amount of ACL calculated by the model. The evaluation of qualitative factors is inherently imprecise and requires significant management judgment. See "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 4. Loans Receivable and Allowance for Credit Losses - Allowance for Credit Losses" for additional information regarding the qualitative factors applied at September 30, 2023.

The ACL and the reserve for off-balance sheet credit exposures were $23.8 million and $4.1 million, respectively at September 30, 2023, compared to $16.4 million and $4.8 million, respectively, at September 30, 2022. The $7.4 million increase in the ACL was due primarily to the outlook for worsening economic forecast conditions in the current year compared to the prior year, along with a reduction in the projected prepayment speeds used in the model for all loan categories. The $656 thousand decrease in the reserve for off-balance sheet credit exposures was due primarily to refining our methodology to account for the estimated credit losses on unfunded commercial construction-to-permanent loans and commitments for the time period after construction is expected to be completed. See "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 4. Loans Receivable and Allowance for Credit Losses - Allowance for Credit Losses" for additional information regarding the assumptions used in the Company's September 30, 2023 estimate of ACL.

While management utilizes its best judgment and information available, the adequacy of the ACL and reserve for off-balance sheet credit exposures is determined by certain factors outside of the Company's control, such as the performance of our portfolios, changes in the economic environment including economic uncertainty, changes in interest rates, and the view of the regulatory authorities toward classification of assets and the level of ACL and reserve for off-balance sheet credit exposures. Additionally, the level of ACL and reserve for off-balance sheet credit exposures may fluctuate based on the balance and mix of the loan portfolio and off-balance sheet credit exposures. If actual results differ significantly from our assumptions, our ACL and reserve for off-balance sheet credit exposures may not be sufficient to cover inherent losses in our loan portfolio, resulting in additions to our ACL and an increase in the provision for credit losses.

Fair Value Measurements. The Company uses fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures in accordance with Accounting Standards Codification ("ASC") 820 and ASC 825. The Company groups its financial instruments at fair value in three levels based on the markets in which the instruments are traded and the reliability of the assumptions used to determine fair value, with Level 1 (quoted prices for identical assets in an active market) being considered the most reliable, and Level 3 having the most unobservable inputs and therefore being considered the least reliable. The Company bases its fair values on the price that would be received from the sale of an asset in an orderly transaction between market participants at the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The Company's AFS securities are measured at fair value on a recurring basis. Changes in the fair value of AFS securities, not related to credit loss, are recorded, net of tax, as AOCI in stockholders' equity. The Company primarily uses prices obtained from third-party pricing services to determine the fair value of its AFS securities. Various modeling techniques are used to determine pricing for the Company's securities, including option pricing, discounted cash flow models, and similar techniques. The inputs to these models may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. All AFS securities are classified as Level 2.

The Company's interest rate swaps are measured at fair value on a recurring basis. The estimated fair values of the interest rate swaps are obtained from the counterparty and are determined by a discounted cash flow analysis using observable market-based inputs. Changes in the fair value of the interest rate swaps are recorded, net of tax, as AOCI in stockholders' equity. The Company did not have any other financial instruments that were measured at fair value on a recurring basis at September 30, 2023.

Recent Accounting Pronouncements

For a discussion of Recent Accounting Pronouncements, see "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Financial Statements – Note 1. Summary of Significant Accounting Policies."

Financial Condition

The following table summarizes the Company's financial condition at the dates indicated.

	September 30,		Change expressed in:	
	2023	**2022**	**Dollars**	**Percent**
	(Dollars and shares in thousands)			
Total assets	$ 10,177,461	$ 9,624,897	$ 552,564	5.7 %
AFS securities	1,384,482	1,563,307	(178,825)	(11.4)
Loans receivable, net	7,970,949	7,464,208	506,741	6.8
Deposits	6,051,220	6,194,866	(143,646)	(2.3)
Borrowings	2,879,125	2,132,154	746,971	35.0
Stockholders' equity	1,044,054	1,096,499	(52,445)	(4.8)
Equity to total assets at end of period	10.3%	11.4%		
Average number of basic shares outstanding	133,557	135,700	(2,143)	(1.6)
Average number of diluted shares outstanding	133,557	135,700	(2,143)	(1.6)

Loans Receivable. Total loans, net at September 30, 2023 were $7.97 billion, an increase of $506.7 million from September 30, 2022. The increase was due primarily to growth in the commercial real estate loan portfolio and one- to four-family correspondent loan portfolio.

Originating and purchasing loans secured by one- to four-family residential properties is the Bank's primary lending business, resulting in a concentration in residential first mortgage loans secured by properties located in Kansas and Missouri. The Bank also originates and participates in commercial loans, and originates consumer loans and construction loans.

The Bank purchases one- to four-family loans, on a loan-by-loan basis, from a select group of correspondent lenders ("correspondent purchased"). Loan purchases enable the Bank to attain geographic diversification in the one- to four-family loan portfolio. We generally pay a premium of 0.50% to 1.00% of the loan balance to purchase these loans, and 1.00% of the loan balance to purchase the servicing of these loans. The premium paid is amortized against the interest earned over the life of the loan, which reduces the loan yield. If a loan pays off before the scheduled maturity date, the remaining premium is recognized as reduction in interest income. For balance sheet management purposes, we reduced purchases of correspondent loans during the current year, with the intention of correspondent purchases eventually being near zero.

In the past, the Bank has also purchased one- to four-family loans from correspondent and nationwide lenders in bulk loan packages ("bulk purchased"). The majority of the Bank's bulk purchased loans were guaranteed by one seller. The Bank has not experienced any losses with this group of loans since the loan package was purchased in August 2012.

The Bank originates owner-occupied construction-to-permanent loans secured by one- to four-family residential real estate. The majority of these loans are secured by property located within the Bank's Kansas City market area. The Bank's owner-occupied construction-to-permanent loan program combines the construction loan and the permanent loan into one loan, allowing the borrower to secure the same interest rate structure throughout the construction period and the permanent loan term.

The Bank offers a variety of secured consumer loans, including home equity loans and lines of credit, home improvement loans, vehicle loans, and loans secured by savings deposits. The Bank also originates a very limited amount of unsecured loans. Generally, consumer loans are originated in the Bank's market areas. The majority of our consumer loan portfolio is comprised of home equity lines of credit, which have adjustable interest rates. For a majority of the home equity lines of credit, the Bank has the first mortgage or the Bank is in the first lien position.

The Bank's commercial loan portfolio is composed of commercial real estate loans, commercial construction loans and commercial and industrial loans. Our commercial real estate loans include a variety of property types, including retail buildings, senior housing facilities, multi-family dwellings, hotels, and office buildings located in Kansas, Texas, and

Missouri, and 13 other states. The Bank's commercial and industrial loan portfolio consists largely of loans secured by accounts receivable, inventory and equipment.

Commercial borrowers are generally required to provide financial information annually, including borrower financial statements, subject property rental rates and income, maintenance costs, updated real estate property tax and insurance payments, and personal financial information for the guarantor(s). This allows the Bank to monitor compliance with loan covenants and review the borrower's performance, including cash flows from operations, debt service coverage, and comparison of performance to projections and year-over-year performance trending. Additionally, the Bank monitors and performs site visits, or in the case of participation loans, obtains updates from the lead bank as needed to determine the condition of the collateral securing the loan. Depending on the financial strength of the project and/or the complexity of the borrower's financials, the Bank may also perform a global analysis of cash flows to account for all other properties owned by the borrower or guarantor. If signs of weakness are identified, the Bank may begin performing more frequent financial and/ or collateral reviews or will initiate contact with the borrower, or the lead bank will contact the borrower if the loan is a participation loan, to ensure cash flows from operations are maintained at a satisfactory level to meet the debt requirements. The Bank mitigates the risk of commercial real estate construction lending during the construction period by monitoring inspection reports from an independent third-party, project budget, percentage of completion, on-site inspections and percentage of advanced funds. Commercial and industrial loans are monitored through a review of borrower performance as indicated by borrower financial statements, borrowing base reports, accounts receivable aging reports, and inventory aging reports. These reports are required to be provided by the borrowers monthly, quarterly, or annually depending on the nature of the borrowing relationship. The Bank regularly monitors the level of risk in the entire commercial loan portfolio, including concentrations in such factors as geographic locations, collateral types, tenant brand name, borrowing relationships, and lending relationships in the case of participation loans, among other factors.

The following table presents the balance and weighted average rate of our loan portfolio as of the dates indicated. The rate on the portfolio increased 43 basis points during the current year due primarily to one- to four-family correspondent and commercial loan growth at interest rates higher than the existing portfolios, disbursements on higher rate commercial construction loans, and repricing of existing commercial loans to higher market interest rates.

	September 30, 2023		September 30, 2022	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
One- to four-family:				
Originated	$ 3,978,837	3.39%	$ 3,988,469	3.20%
Correspondent purchased	2,405,911	3.44	2,201,886	3.10
Bulk purchased	137,193	1.85	147,939	1.24
Construction	69,974	3.68	66,164	2.90
Total	6,591,915	3.38	6,404,458	3.12
Commercial:				
Commercial real estate	995,788	5.29	745,301	4.30
Commercial and industrial	112,953	6.36	79,981	4.30
Construction	178,746	5.01	141,062	5.34
Total	1,287,487	5.35	966,344	4.45
Consumer loans:				
Home equity	95,723	8.83	92,203	6.28
Other	9,256	5.20	8,665	4.21
Total	104,979	8.51	100,868	6.10
Total loans receivable	7,984,381	3.76	7,471,670	3.33
Less:				
ACL	23,759		16,371	
Deferred loan fees/discounts	31,335		29,736	
Premiums/deferred costs	(41,662)		(38,645)	
Total loans receivable, net	$ 7,970,949		$ 7,464,208	

The following table presents the contractual maturity of our loan portfolio, along with associated weighted average yields, at September 30, 2023. Loans that have adjustable interest rates are shown as maturing in the period during which the contract is due. The table does not reflect the effects of possible prepayments or enforcement of due on sale clauses.

	One year or less[1]		Over one year to five years		Over five years to 15 years		Over 15 years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
One- to four-family:										
Originated	$ 1,659	4.03%	$ 75,168	3.37%	$ 1,184,927	2.92%	$ 2,717,083	3.64%	$ 3,978,837	3.42%
Correspondent purchased	117	3.77	18,064	2.58	436,634	2.46	1,951,096	3.54	2,405,911	3.34
Bulk purchased	1	4.63	80	4.90	27,877	3.83	109,235	1.24	137,193	1.77
Construction[2]	—	—	—	—	16,020	2.71	53,954	4.03	69,974	3.72
Total	1,777	4.02	93,312	3.22	1,665,458	2.81	4,831,368	3.55	6,591,915	3.36
Commercial:										
Commercial real estate	77,723	6.00	193,066	5.63	506,809	4.53	218,190	6.75	995,788	5.34
Commercial and industrial	23,319	7.59	48,726	6.88	36,233	4.96	4,675	4.07	112,953	6.29
Construction[2]	38,549	7.15	94,371	4.33	44,489	4.88	1,337	7.43	178,746	5.10
Total	139,591	6.58	336,163	5.45	587,531	4.58	224,202	6.70	1,287,487	5.39
Consumer:										
Home equity[3]	1,290	10.91	1,710	6.65	41,736	8.84	50,987	8.77	95,723	8.79
Other	643	2.16	7,707	5.17	847	6.83	59	18.00	9,256	5.20
Total	1,933	8.00	9,417	5.44	42,583	8.80	51,046	8.78	104,979	8.47
Total loans receivable	$ 143,301	6.57	$ 438,892	4.97	$ 2,295,572	3.37	$ 5,106,616	3.74	7,984,381	3.75
Less:										
ACL									23,759	
Deferred loan fees/discounts									31,335	
Premiums/deferred costs									(41,662)	
Total loans receivable, net									$ 7,970,949	

(1) Includes demand loans, loans having no stated maturity, and overdraft loans.
(2) Construction loans are presented based upon the contractual maturity date, which includes the permanent financing period for construction-to-permanent loans.
(3) For home equity loans, including those that do not have a stated maturity date, the maturity date calculated assumes the borrower always makes the required minimum payment. The majority of home equity loans assume a maximum term of 240 months.

The following table presents, as of September 30, 2023, the amount of loans due after September 30, 2024, and whether these loans have fixed or adjustable interest rates.

	Fixed		Adjustable		Total	
			(Dollars in thousands)			
One- to four-family:						
Originated	$	3,605,008	$	372,170	$	3,977,178
Correspondent purchased		1,994,557		411,237		2,405,794
Bulk purchased		3,954		133,238		137,192
Construction		53,985		15,989		69,974
Total		5,657,504		932,634		6,590,138
Commercial:						
Commercial real estate		270,700		647,365		918,065
Commercial and industrial		39,513		50,121		89,634
Construction		77,846		62,351		140,197
Total		388,059		759,837		1,147,896
Consumer:						
Home equity		17,148		77,285		94,433
Other		6,352		2,261		8,613
Total		23,500		79,546		103,046
Total loans receivable	$	6,069,063	$	1,772,017	$	7,841,080

Loan Activity - The following table summarizes activity in the loan portfolio, along with weighted average rates where applicable, for the periods indicated, excluding changes in ACL, deferred loan fees/discounts, and premiums/deferred costs. Loans that were paid off as a result of refinances are included in repayments. Loan endorsements are not included in the activity in the following table because a new loan is not generated at the time of the endorsement. The endorsed balance and rate are included in the ending loan portfolio balance and rate. Commercial loan renewals are not included in the activity presented in the following table unless new funds are disbursed at the time of renewal. The renewal balance and rate are included in the ending loan portfolio balance and rate.

	For the Year Ended					
	September 30, 2023			September 30, 2022		
	Amount		Rate	Amount		Rate
	(Dollars in thousands)					
Beginning balance	$	7,471,670	3.33%	$	7,096,073	3.21%
Originated and refinanced		930,362	5.96		1,065,373	3.74
Purchased and participations		644,072	5.59		701,674	3.46
Change in undisbursed loan funds		(99,179)			(53,811)	
Repayments		(956,562)			(1,337,034)	
Principal (charge-offs)/recoveries, net		(106)			186	
Other		(5,876)			(791)	
Ending balance	$	7,984,381	3.76	$	7,471,670	3.33

The following table presents loan origination, refinance, and purchase activity for the periods indicated, excluding endorsement activity, along with associated weighted average rates and percent of total. Commercial loan renewals are not included in the activity in the following table except to the extent new funds are disbursed at the time of renewal. Loan originations, purchases, and refinances are reported together.

| | For the Year Ended | | | | | |
| | September 30, 2023 | | | September 30, 2022 | | |
	Amount	Rate	% of Total	Amount	Rate	% of Total
	(Dollars in thousands)					
Fixed-rate:						
One- to four-family	$ 404,598	5.47%	25.7%	$ 926,274	3.41%	52.5%
One- to four-family construction	39,599	5.72	2.5	120,615	3.19	6.8
Commercial:						
Real estate	43,408	7.48	2.7	50,620	4.08	2.9
Commercial and industrial	40,238	7.81	2.6	23,846	4.14	1.3
Construction	149,046	5.89	9.5	86,023	3.47	4.9
Home equity	6,080	8.20	0.4	6,771	5.76	0.4
Other	4,620	6.93	0.3	3,923	5.66	0.2
Total fixed-rate	687,589	5.87	43.7	1,218,072	3.45	69.0
Adjustable-rate:						
One- to four-family	342,093	4.97	21.7	230,640	3.51	13.0
One- to four-family construction	28,545	5.22	1.8	26,080	3.31	1.5
Commercial:						
Real estate	223,910	5.60	14.2	137,150	4.21	7.8
Commercial and industrial	57,295	7.28	3.6	32,430	3.87	1.8
Construction	177,471	6.22	11.3	58,080	4.94	3.3
Home equity	55,896	8.43	3.6	62,832	4.97	3.5
Other	1,635	4.25	0.1	1,763	3.03	0.1
Total adjustable-rate	886,845	5.75	56.3	548,975	4.01	31.0
Total originated, refinanced and purchased	$1,574,434	5.81	100.0%	$1,767,047	3.63	100.0%
Purchased and participation loans included above:						
Fixed-rate:						
Correspondent purchased - one- to four-family	$ 199,858	5.20		$ 452,093	3.35	
Participations and purchases - commercial	19,016	9.43		87,365	3.47	
Total fixed-rate purchased/participations	218,874	5.57		539,458	3.37	
Adjustable-rate:						
Correspondent purchased - one- to four-family	215,939	4.86		129,216	3.49	
Participations and purchases - commercial	209,259	6.36		33,000	4.87	
Total adjustable-rate purchased/participations	425,198	5.60		162,216	3.77	
Total purchased/participation loans	$ 644,072	5.59		$ 701,674	3.46	

One- to Four-Family Loans - The following table presents, for our portfolio of one- to four-family loans, the amount, percent of total, weighted average rate, weighted average credit score, weighted average loan-to-value ("LTV") ratio, and average balance per loan as of September 30, 2023. Credit scores are updated at least annually, with the latest update in September 2023, from a nationally recognized consumer rating agency. The LTV ratios were based on the current loan balance and either the lesser of the purchase price or original appraisal, or the most recent Bank appraisal, if available. In most cases, the most recent appraisal was obtained at the time of origination.

	Amount	% of Total	Rate	Credit Score	LTV	Average Balance
			(Dollars in thousands)			
Originated	$ 3,978,837	61.0%	3.39%	772	60%	$ 164
Correspondent purchased	2,405,911	36.9	3.44	767	64	416
Bulk purchased	137,193	2.1	1.85	772	55	288
	$ 6,521,941	100.0%	3.37	770	61	213

The following table presents originated and correspondent purchased activity in our one- to four-family loan portfolio, excluding endorsement activity, along with associated weighted average rates, weighted average LTVs and weighted average credit scores for the current year.

	Amount	Rate	LTV	Credit Score
	(Dollars in thousands)			
Originated	$ 399,038	5.51%	75%	764
Correspondent purchased	415,797	5.02	76	769
	$ 814,835	5.26	76	767

The following table summarizes our one- to four-family loan origination and refinance commitments and one- to four-family correspondent loan purchase commitments as of September 30, 2023, along with associated weighted average rates. It is expected that some of the loan commitments will expire unfunded, so the amounts reflected in the table below are not necessarily indicative of our future cash needs.

	Amount	Rate
	(Dollars in thousands)	
Originate/refinance	$ 53,497	6.62%
Correspondent	1,765	5.81
	$ 55,262	6.60

Commercial Loans - During fiscal year 2023, the Bank originated $463.1 million of commercial loans and entered into commercial loan participations totaling $228.3 million. The Bank processed commercial loan disbursements, excluding lines of credit, of approximately $474.6 million at a weighted average rate of 6.09%.

As of September 30, 2023 and September 30, 2022, the Bank's commercial and industrial gross loan amounts (unpaid principal plus undisbursed amounts) totaled $158.5 million and $100.4 million, respectively, and commitments totaled $2.6 million and $458 thousand, respectively.

The following table presents the Bank's commercial real estate and commercial construction loans by type of primary collateral as of the dates indicated. As of September 30, 2023, the Bank had three commercial real estate and commercial construction loan commitments totaling $14.0 million, at a weighted average rate of 7.57%, which are not included in the table below. Because the commitments to pay out undisbursed funds are not cancellable by the Bank, unless the loan is in default, we generally anticipate fully funding the related projects. Of the total commercial undisbursed amounts and commitments outstanding as of September 30, 2023, management anticipates funding approximately $86 million during the December 2023 quarter, $75 million during the March 2024 quarter, $52 million during the June 2024 quarter, and $172 million during the September 2024 quarter or later.

		September 30, 2023			September 30, 2022
	Count	Unpaid Principal	Undisbursed Amount	Gross Loan Amount	Gross Loan Amount
			(Dollars in thousands)		
Retail building	141	$ 265,336	$ 87,163	$ 352,499	$ 230,153
Senior housing	36	308,765	22,442	331,207	328,259
Multi-family	42	83,614	225,232	308,846	122,735
Hotel	13	214,019	18,993	233,012	181,546
Office building	81	122,132	8,789	130,921	109,653
One- to four-family property	365	62,733	7,532	70,265	68,907
Single use building	30	33,990	13,203	47,193	41,908
Other	112	83,945	5,050	88,995	53,054
	820	$ 1,174,534	$ 388,404	$1,562,938	$ 1,136,215
Weighted average rate		5.25%	6.12%	5.47%	4.56%

The following table summarizes the Bank's commercial real estate and commercial construction loans by state as of the dates indicated.

		September 30, 2023			September 30, 2022
	Count	Unpaid Principal	Undisbursed Amount	Gross Loan Amount	Gross Loan Amount
			(Dollars in thousands)		
Kansas	607	$ 471,114	$ 199,384	$ 670,498	$ 423,797
Texas	17	269,718	78,989	348,707	280,840
Missouri	163	261,761	70,849	332,610	296,443
Colorado	8	42,766	6,619	49,385	34,377
Tennessee	2	26,391	15,745	42,136	—
Nebraska	8	35,571	2,038	37,609	32,992
Other	15	67,213	14,780	81,993	67,766
	820	$ 1,174,534	$ 388,404	$ 1,562,938	$ 1,136,215

The following table presents the Bank's commercial loan portfolio and outstanding loan commitments, categorized by gross loan amount (unpaid principal plus undisbursed amounts) or outstanding loan commitment amount, as of September 30, 2023.

	Count	Amount
		(Dollars in thousands)
Greater than $30 million	9	$ 436,940
>$15 to $30 million	20	418,355
>$10 to $15 million	10	122,580
>$5 to $10 million	32	234,433
$1 to $5 million	143	339,856
Less than $1 million	1,217	185,888
	1,431	$ 1,738,052

Asset Quality

Delinquent and nonaccrual loans and other real estate owned ("OREO"). The following table presents the Company's 30 to 89 day delinquent loans at the dates indicated. The amounts in the table represent the unpaid principal balance of the loans less related charge-offs, if any. Of the loans 30 to 89 days delinquent at September 30, 2023 and 2022, approximately 72% and 73%, respectively, were 59 days or less delinquent. The increase in loans 30 to 89 days delinquent during the current year was due mainly to delinquencies returning to more historical levels as government payment assistance programs expired.

	2023		2022	
	Number	Amount	Number	Amount
		(Dollars in thousands)		
One- to four-family:				
Originated	88	$ 9,078	48	$ 4,134
Correspondent purchased	17	5,192	7	1,104
Bulk purchased	1	149	3	913
Construction	4	1,123	—	—
Commercial	5	94	—	—
Consumer	30	730	24	345
	145	$ 16,366	82	$ 6,496
Loans 30 to 89 days delinquent to total loans receivable, net		0.21%		0.09%

The following table presents the Company's nonaccrual loans and OREO at the dates indicated. The amounts in the table represent the unpaid principal balance of the loans less related charge-offs, if any. Nonaccrual loans are loans that are 90 or more days delinquent or in foreclosure and other loans required to be reported as nonaccrual pursuant to accounting and/or regulatory reporting requirements and/or internal policies, even if the loans are current. At all dates presented, there were no loans 90 or more days delinquent that were still accruing interest. Non-performing assets include nonaccrual loans and OREO.

| | September 30, | | | |
| | 2023 | | 2022 | |
	Number	Amount	Number	Amount
		(Dollars in thousands)		
Loans 90 or More Days Delinquent or in Foreclosure:				
One- to four-family:				
Originated	24	$ 2,246	29	$ 2,919
Correspondent purchased	9	3,410	12	3,737
Bulk purchased	2	942	3	1,148
Commercial	12	2,183	8	1,167
Consumer	9	113	9	154
	56	8,894	61	9,125
Loans 90 or more days delinquent or in foreclosure as a percentage of total loans		0.11%		0.12%
Nonaccrual loans less than 90 Days Delinquent:[1]				
One- to four-family:				
Originated	2	$ 215	3	$ 222
Correspondent purchased	1	282	—	—
Bulk purchased	—	—	—	—
Commercial	1	18	1	77
Consumer	—	—	1	19
	4	515	5	318
Total nonaccrual loans	60	9,409	66	9,443
Nonaccrual loans as a percentage of total loans		0.12%		0.13%
OREO:				
One- to four-family:				
Originated[2]	—	$ —	4	$ 307
Correspondent purchased	1	219	—	—
Consumer	—	—	1	21
	1	219	5	328
Total non-performing assets	61	$ 9,628	71	$ 9,771
Non-performing assets as a percentage of total assets		0.09%		0.10%

(1) Includes loans required to be reported as nonaccrual pursuant to accounting and/or regulatory reporting requirements and/or internal policies, even if the loans are current.
(2) Real estate-related consumer loans where we also hold the first mortgage are included in the one- to four-family category as the underlying collateral is one- to four-family property.

The following table presents the states where the properties securing five percent or more of the total amount of our one- to four-family loans, excluding construction loans, are located and the corresponding balance of loans 30 to 89 days delinquent, 90 or more days delinquent or in foreclosure, and weighted average LTV ratios for loans 90 or more days delinquent or in foreclosure at September 30, 2023. The LTV ratios were based on the current loan balance and either the lesser of the purchase price or original appraisal, or the most recent Bank appraisal, if available. At September 30, 2023, potential losses, after taking into consideration anticipated private mortgage insurance proceeds and estimated selling costs, have been charged-off.

| State | One- to Four-Family | | Loans 30 to 89 Days Delinquent | | Loans 90 or More Days Delinquent or in Foreclosure | | |
	Amount	% of Total	Amount	% of Total	Amount	% of Total	LTV
			(Dollars in thousands)				
Kansas	$ 3,537,368	54.2%	$ 8,331	57.8%	$ 1,863	28.2%	53%
Missouri	1,120,470	17.2	3,608	25.0	1,582	24.0	57
Other states	1,864,103	28.6	2,480	17.2	3,153	47.8	49
	$ 6,521,941	100.0%	$ 14,419	100.0%	$ 6,598	100.0%	52

Classified Assets. In accordance with the Bank's asset classification policy, management regularly reviews the problem assets in the Bank's portfolio to determine whether any assets require classification. See "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 4. Loans Receivable and Allowance for Credit Losses" for asset classification definitions.

The following table presents loans classified as special mention or substandard at the dates presented. The amounts in the table represent the unpaid principal balance of the loans less related charge-offs, if any. The increase in commercial special mention loans at September 30, 2023 compared to September 30, 2022 was due mainly to three loans in a single commercial relationship where the borrower has experienced some performance issues. Since being classified as special mention, these loans have been trending in a positive direction. Management continues to closely monitor the borrower's performance.

| | September 30, 2023 | | September 30, 2022 | |
	Special Mention	Substandard	Special Mention	Substandard
	(Dollars in thousands)			
One- to four-family	$ 18,603	$ 19,314	$ 12,950	$ 19,953
Commercial	16,407	1,293	565	2,733
Consumer	327	190	306	354
	$ 35,337	$ 20,797	$ 13,821	$ 23,040

Allowance for Credit Losses. The following table presents the distribution of our ACL and the ratio of ACL to loans receivable, by loan type, at the dates indicated. The increase in the ratio of ACL to loans receivable for commercial loans from September 30, 2022 to September 30, 2023 was due mainly to the outlook for worsening economic forecast conditions in the current year compared to the prior year, along with a reduction in projected prepayment speeds.

| | September 30, 2023 | | | | September 30, 2022 | | | |
	Amount of ACL	ACL to Loans Ratio	% of ACL to Total ACL	% of Loans to Total Loans	Amount of ACL	ACL to Loans Ratio	% of ACL to Total ACL	% of Loans to Total Loans
				(Dollars in thousands)				
One- to four-family:								
Originated	$ 2,084	0.05 %	8.8%	49.9%	$ 2,012	0.05 %	12.3%	53.4%
Correspondent purchased	2,972	0.12	12.4	30.1	2,734	0.12	16.7	29.5
Bulk purchased	207	0.15	0.9	1.7	206	0.14	1.3	2.0
Construction	65	0.09	0.3	0.9	54	0.08	0.3	0.9
Total	5,328	0.08	22.4	82.6	5,006	0.08	30.6	85.8
Commercial:								
Real estate	15,589	1.57	65.6	12.5	8,729	1.17	53.3	10.0
Commercial and industrial	1,104	0.98	4.6	1.4	490	0.61	3.0	1.0
Construction	1,487	0.83	6.3	2.2	1,901	1.35	11.6	1.9
Total	18,180	1.41	76.5	16.1	11,120	1.15	67.9	12.9
Consumer loans:								
Home equity	142	0.15	0.6	1.2	136	0.15	0.8	1.2
Other consumer	109	1.18	0.5	0.1	109	1.26	0.7	0.1
Total consumer loans	251	0.24	1.1	1.3	245	0.24	1.5	1.3
	$ 23,759	0.30 %	100.0%	100.0%	$ 16,371	0.22 %	100.0%	100.0%

See "Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies and Note 4. Loans Receivable and Allowance for Credit Losses" for additional information regarding the Bank's ACL.

The following tables present ACL activity and related ratios at the dates and for the periods indicated. The Bank adopted ASU 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments* ("CECL") on October 1, 2020. The ratio of NCOs to average non-performing assets during the current year was higher than the prior year due to a net charge-off in the current year compared to a net recovery in the prior year. The ratio of ACL to nonaccrual loans was higher in the current year compared to the prior year due to higher ACL compared to the prior year period. The ratio of ACL to loans receivable, net was higher in the current year compared to the prior year due primarily to a higher ACL balance, mainly related to commercial loans. The ratio of ACL to NCOs for the prior year period was not meaningful as recoveries exceeded loan charge-offs, compared to the current year period where loan charge-offs exceeded recoveries. See "Note 4. Loans Receivable and Allowance for Credit Losses" for additional information related to ACL activity by specific loan categories.

	At or For the Year Ended September 30,		
	2023	2022	2021
	(Dollars in thousands)		
Balance at beginning of period	$ 16,371	$ 19,823	$ 31,527
Adoption of CECL	—	—	(4,761)
Charge-offs	(115)	(70)	(715)
Recoveries	9	256	237
Net (charge-offs) recoveries	(106)	186	(478)
Provision for credit losses	7,494	(3,638)	(6,465)
Balance at end of period	$ 23,759	$ 16,371	$ 19,823
Ratio of NCOs during the period			
to average non-performing assets	1.09 %	(1.59)%	3.63 %
ACL to nonaccrual loans at end of period	252.51	173.37	147.54
ACL to loans receivable, net at end of period	0.30	0.22	0.28
ACL to NCOs	223x	N/M	42x

The following table presents NCOs, average loans, and NCOs as a percentage of average loans, by loan type, for the periods indicated.

	For the Year Ended September 30,								
	2023			**2022**			**2021**		
	NCOs	**Average Loans**	**% of Average Loans**	**NCOs**	**Average Loans**	**% of Average Loans**	**NCOs**	**Average Loans**	**% of Average Loans**
				(Dollars in thousands)					
One- to four-family:									
Originated	$ (6)	$ 3,981,468	— %	$ (129)	$ 3,937,188	— %	$ 20	$ 3,936,166	— %
Correspondent	—	2,428,257	—	—	2,072,677	—	—	2,010,823	—
Bulk purchased	—	143,105	—	—	159,152	—	21	191,029	0.01
Construction	—	65,741	—	—	48,079	—	—	29,893	—
Total	(6)	6,618,571	—	(129)	6,217,096	—	41	6,167,911	—
Commercial:									
Real estate	(1)	875,850	—	(101)	692,115	(0.01)	465	637,712	0.07
Commercial and industrial	75	93,840	0.08	40	74,133	0.05	—	75,219	—
Construction	—	181,141	—	—	117,878	—	—	75,771	—
Total	74	1,150,831	0.01	(61)	884,126	(0.01)	465	788,702	0.06
Consumer:									
Home equity	21	94,131	0.02	1	85,514	—	(26)	92,495	(0.03)
Other	17	8,885	0.19	3	8,030	0.04	(2)	8,782	(0.02)
Total	38	103,016	0.04	4	93,544	—	(28)	101,277	(0.03)
	$ 106	$ 7,872,418	—	$ (186)	$ 7,194,766	—	$ 478	$ 7,057,890	0.01

Securities. The following table presents the distribution of our securities portfolio, at amortized cost, at the dates indicated. Overall, fixed-rate securities comprised 95% of our securities portfolio at September 30, 2023. The weighted average life ("WAL") is the estimated remaining maturity (in years) after three-month historical prepayment speeds and projected call option assumptions have been applied. Weighted average yields on tax-exempt securities are not calculated on a fully tax-equivalent basis.

	September 30, 2023			**September 30, 2022**		
	Amount	**Yield**	**WAL**	**Amount**	**Yield**	**WAL**
			(Dollars in thousands)			
MBS	$ 901,440	1.71%	4.7	$ 1,243,270	1.57%	4.7
Government-sponsored enterprises ("GSE") debentures	479,610	0.64	1.9	519,977	0.61	2.9
Corporate bonds	4,000	5.12	8.6	4,000	5.12	9.6
Municipal bonds	942	2.55	6.9	1,243	2.63	6.5
	$ 1,385,992	1.35	3.8	$ 1,768,490	1.29	4.2

The composition and maturities of the securities portfolio at September 30, 2023 is indicated in the following table by remaining contractual maturity, without consideration of call features or pre-refunding dates, along with associated weighted average yields. The weighted average yields were calculated by multiplying each estimated fair value by its yield and dividing the sum of these results by the total estimated fair value. Yields on tax-exempt investments are not calculated on a fully tax equivalent basis.

	1 year or less		More than 1 to 5 years		More than 5 to 10 years		Over 10 years		Total Securities	
	Estimated Fair Value	Yield	Estimated Fair Value	Yield	Estimated Fair Value	Yield	Estimated Fair Value	Yield	Estimated Fair Value	Yield
					(Dollars in thousands)					
MBS	$ 85	2.15%	$ 58,161	2.30%	$ 162,488	1.99%	$ 680,000	1.59%	$ 900,734	1.71%
GSE debentures	72,618	0.40	406,810	0.68	—	—	—	—	479,428	0.64
Corporate bonds	—	—	—	—	3,378	5.12	—	—	3,378	5.12
Municipal bonds	—	—	—	—	942	2.55	—	—	942	2.55
	$ 72,703	0.40	$ 464,971	0.89	$ 166,808	2.05	$ 680,000	1.59	$1,384,482	1.35

The following table summarizes the activity in our securities portfolio for the periods presented. The weighted average yields for the beginning and ending balances are as of the first and last days of the periods presented and are generally derived from recent prepayment activity on the securities in the portfolio. The beginning and ending WALs are the estimated remaining principal repayment terms (in years) after three-month historical prepayment speeds and projected call option assumptions have been applied.

	For the Year Ended					
	September 30, 2023			September 30, 2022		
	Amount	Yield	WAL	Amount	Yield	WAL
			(Dollars in thousands)			
Beginning balance - carrying value	$ 1,563,307	1.29%	4.2	$ 2,014,608	1.16%	3.5
Maturities and repayments	(186,860)			(323,025)		
Net amortization of (premiums)/discounts	(3,016)			(4,967)		
Purchases	—	—	—	88,026	2.56	4.3
Change in valuation on AFS securities	11,051			(211,335)		
Ending balance - carrying value	$ 1,384,482	1.35	3.8	$ 1,563,307	1.29	4.2

Liabilities. Total liabilities were $9.13 billion at September 30, 2023, compared to $8.53 billion at September 30, 2022. The increase in liabilities between September 30, 2022 and September 30, 2023 was due primarily to an increase in borrowings, partially offset by a decrease in deposits.

Deposits. The following table presents the amount, weighted average rate and percent of total for the components of our deposit portfolio at the dates presented. The decrease in deposits compared to the prior year was mainly in non-maturity deposits, largely retail money market accounts, partially offset by increases in retail certificates of deposit and public unit certificates of deposit. The increase in the deposit portfolio rate during the current year period was due mainly to higher rates on money market accounts and retail certificates of deposit.

	At September 30,					
	2023			**2022**		
	Amount	**Rate**	**% of Total**	**Amount**	**Rate**	**% of Total**
	(Dollars in thousands)					
Non-interest-bearing checking	$ 558,326	—%	9.2%	$ 591,387	—%	9.5%
Interest-bearing checking	901,994	0.19	14.9	1,027,222	0.07	16.6
Savings	480,091	0.12	7.9	552,743	0.06	8.9
Money market	1,380,617	1.96	22.8	1,819,761	0.47	29.4
Retail certificates of deposit	2,533,954	3.47	41.9	2,073,542	1.34	33.5
Commercial certificates of deposit	48,751	3.56	0.8	36,275	0.97	0.6
Public unit certificates of deposit	147,487	4.44	2.5	93,936	1.61	1.5
	$ 6,051,220	2.07	100.0%	$ 6,194,866	0.63	100.0%

As of September 30, 2023 and 2022, $789.0 million and $721.8 million, respectively, of our deposit portfolio was uninsured. Of the $789.0 million at September 30, 2023, $425.1 million related to commercial and retail deposit accounts and the remainder was mainly comprised of fully collateralized public unit deposits and intercompany accounts. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

The following table sets forth the portion of the Bank's certificates of deposit portfolio, by account, that are in excess of the FDIC insurance limit, by remaining time until maturity, as of September 30, 2023 (dollars in thousands).

3 months or less	$ 72,983
Over 3 through 6 months	53,884
Over 6 through 12 months	196,181
Over 12 months	197,993
	$ 521,041

Borrowings. Total borrowings at September 30, 2023 were $2.88 billion, which was comprised of $2.02 billion in fixed-rate FHLB advances, $365.0 million in variable-rate advances tied to interest rate swaps, and $500.0 million in BTFP borrowings. The $747.0 million increase in borrowings from September 30, 2022 was due mainly to the new BTFP borrowings totaling $500.0 million with a term of one year and a rate of 4.70%. During the current and prior year, the Bank utilized the leverage strategy, as discussed in the "Executive Summary" section above. These borrowings were repaid prior to September 30, 2023 and 2022.

The following table presents the maturity of term borrowings, which consist of FHLB advances and BTFP borrowings, along with associated weighted average contractual and effective rates as of September 30, 2023. Amortizing FHLB advances are presented based on their maturity dates versus their quarterly scheduled repayment dates.

Maturity by Fiscal Year	Amount	Contractual Rate	Effective Rate[1]
		(Dollars in thousands)	
2024	$ 990,000	4.30%	3.79%
2025	650,000	3.30	2.96
2026	575,000	2.81	2.95
2027	437,500	3.02	3.13
2028	230,328	4.94	3.91
	$ 2,882,828	3.63	3.34

(1) The effective rate includes the impact of interest rate swaps and the amortization of deferred prepayment penalties resulting from FHLB advances previously prepaid.

The following table presents borrowing activity for the periods shown. The borrowings presented in the table have original contractual terms of one year or longer or are tied to interest rate swaps with original contractual terms of one year or longer, and line of credit borrowings are excluded. The effective rate is shown as a weighted average and includes the impact of interest rate swaps and the amortization of deferred prepayment penalties resulting from FHLB advances previously prepaid. The weighted average maturity ("WAM") is the remaining weighted average contractual term in years. The beginning and ending WAMs represent the remaining maturity at each date presented. For new borrowings, the WAMs presented are as of the date of issue. The new FHLB borrowings added during the current year had a WAM of 3.2 years, which is generally a shorter term than what management has selected in prior periods. During the current year, management periodically paid off BTFP borrowings and borrowed new BTFP funds to take advantage of lower interest rates. Because of these transactions, BTFP activity is presented on a net basis in the table below.

	For the Year Ended September 30,					
	2023			2022		
	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM
	(Dollars in thousands)					
Beginning balance	$ 2,062,500	2.44%	2.5	$ 1,590,000	1.88%	3.3
Maturities and repayments	(329,672)	2.01	—	(177,500)	1.94	—
New FHLB borrowings	650,000	4.47	3.2	650,000	3.68	3.7
BTFP, net	500,000	4.70	1.0	—	—	—
Ending balance	$ 2,882,828	3.34	1.8	$ 2,062,500	2.44	2.5

Maturities of Interest-Bearing Liabilities. The following table presents the maturity and weighted average repricing rate, which is also the weighted average effective rate, of certificates of deposit, split between retail/commercial and public unit amounts, and non-amortizing term borrowings for the next four quarters as of September 30, 2023.

	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	Total
	(Dollars in thousands)				
Retail/Commercial Certificates:					
Amount	$ 264,988	$ 270,160	$ 409,119	$ 423,970	$ 1,368,237
Repricing Rate	2.60%	2.89%	3.84%	4.37%	3.58%
Public Unit Certificates:					
Amount	$ 42,718	$ 16,750	$ 30,420	$ 31,898	$ 121,786
Repricing Rate	4.30%	4.29%	4.42%	4.61%	4.41%
Term Borrowings:					
Amount	$ 150,000	$ 65,000	$ 600,000	$ 175,000	$ 990,000
Repricing Rate	3.42%	2.70%	4.25%	2.92%	3.79%
Total					
Amount	$ 457,706	$ 351,910	$ 1,039,539	$ 630,868	$ 2,480,023
Repricing Rate	3.03%	2.93%	4.09%	3.98%	3.70%

The following table sets forth the WAM information for our certificates of deposit, in years, as of September 30, 2023.

Retail certificates of deposit	1.3
Commercial certificates of deposit	1.0
Public unit certificates of deposit	0.6
Total certificates of deposit	1.2

Stockholders' Equity. Stockholders' equity totaled $1.04 billion at September 30, 2023. During the year ended September 30, 2023, the Company paid cash dividends totaling $83.2 million. These cash dividends totaled $0.62 per share and consisted of a $0.28 per share cash true-up dividend related to fiscal year 2022 earnings and four regular quarterly cash dividends of $0.085 per share. On October 24, 2023, the Company announced a regular quarterly cash dividend of $0.085 per share, or approximately $11.3 million, payable on November 17, 2023 to stockholders of record as of the close of business on November 3, 2023.

In conjunction with the securities strategy, the $192.6 million unrealized loss at September 30, 2023 associated with the $1.30 billion of AFS securities that management intended to sell, was recognized in income during the current year. Since the securities were classified as AFS, the unrealized loss was already reflected in stockholders' equity within AOCI. Therefore, the recognition of the unrealized loss in income in the current year did not impact stockholders' equity. See "Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 15. Accumulated Other Comprehensive Income" for additional information on AOCI.

Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a well-capitalized status for the Bank in accordance with regulatory standards. As of September 30, 2023, the Bank's capital ratios exceeded the well-capitalized requirements. As of September 30, 2023, the Bank also exceeded all internal policy thresholds for sensitivity to changes in interest rates, and the Bank's risk-based tier 1 capital ratio was 16.0%. See "Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 13. Regulatory Capital Requirements" for additional regulatory capital information.

At September 30, 2023, Capitol Federal Financial, Inc., at the holding company level, had $83.4 million in cash on deposit at the Bank. For fiscal year 2024, it is the intention of the Board of Directors to pay out the regular quarterly cash dividend of $0.085 per share, totaling $0.34 per share for the year. To the extent that earnings in fiscal year 2024 exceed $0.34 per share, the Board of Directors will consider the payment of additional dividends. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company level.

During the current year, the Company repurchased 2,979,753 shares of common stock at an average price of $7.87 per share. Subsequent to September 30, 2023 and through November 22, 2023, the Company repurchased 700,000 shares at an average price of $5.35 per share. There remains $17.5 million authorized under the existing stock repurchase plan for additional purchases of the Company's common stock. Shares may be repurchased from time to time based upon market conditions, available liquidity and other factors. This plan has no expiration date; however, the FRB of Kansas City's existing approval for the Company to repurchase shares expires in August 2024.

The following table presents regular quarterly cash dividends and special cash dividends paid in calendar years 2023, 2022, and 2021. The amounts represent cash dividends paid during each period.

	Calendar Year					
	2023		2022		2021	
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	(Dollars in thousands, except per share amounts)					
Regular quarterly dividends paid						
Quarter ended March 31	$ 11,319	$ 0.085	$ 11,535	$ 0.085	$ 11,518	$ 0.085
Quarter ended June 30	11,321	0.085	11,534	0.085	11,516	0.085
Quarter ended September 30	11,323	0.085	11,534	0.085	11,518	0.085
Quarter ended December 31	11,310	0.085	11,508	0.085	11,535	0.085
True-up dividends paid	—	—	37,701	0.280	29,850	0.220
True Blue Capitol dividends paid	—	—	27,143	0.200	54,210	0.400
Calendar year-to-date dividends paid	$ 45,273	$ 0.340	$ 110,955	$ 0.820	$ 130,147	$ 0.960

Rate/Volume Analysis. The table below presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities, comparing fiscal years 2023 to 2022. For the comparison of fiscal years 2022 to 2021, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2022. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in the average balance multiplied by the previous year's average rate, and (2) changes in rate, which are changes in the average rate multiplied by the average balance from the previous year. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate.

	For the Year Ended September 30, 2023 vs. 2022		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$ 25,441	$ 26,115	$ 51,556
MBS	(3,123)	2,237	(886)
Investment securities	11	286	297
FHLB stock	612	3,178	3,790
Cash and cash equivalents	(8,706)	34,198	25,492
Total interest-earning assets	14,235	66,014	80,249
Interest-bearing liabilities:			
Checking	(73)	825	752
Savings	(10)	199	189
Money market	(777)	15,625	14,848
Certificates of deposit	(193)	32,215	32,022
Borrowings	14,664	57,096	71,760
Total interest-bearing liabilities	13,611	105,960	119,571
Net change in net interest income	$ 624	$ (39,946)	$ (39,322)

Average Balance Sheets. The following table presents the average balances of our assets, liabilities, and stockholders' equity, and the related weighted average yields and rates on our interest-earning assets and interest-bearing liabilities for the periods indicated. For fiscal year 2021 information, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2022. Weighted average yields are derived by dividing annual income by the average balance of the related assets, and weighted average rates are derived by dividing annual expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived from average daily balances. The weighted average yields and rates include amortization of fees, costs, premiums and discounts, which are considered adjustments to yields/rates. Weighted average yields on tax-exempt securities are not calculated on a fully taxable equivalent basis.

| | For the Year Ended September 30, | | | | | |
| | 2023 | | | 2022 | | |
	Average Outstanding Amount	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Amount	Interest Earned/ Paid	Yield/ Rate
Assets:			(Dollars in thousands)			
Interest-earning assets:						
One- to four-family loans:						
Originated	$ 4,047,209	$ 135,873	3.36%	$ 3,985,267	$ 129,392	3.25%
Correspondent purchased	2,428,257	76,335	3.14	2,072,677	55,227	2.66
Bulk purchased	143,105	1,923	1.34	159,152	2,053	1.29
Total one- to four-family loans	6,618,571	214,131	3.24	6,217,096	186,672	3.00
Commercial loans	1,150,831	57,991	4.97	884,126	37,223	4.15
Consumer loans	103,016	7,965	7.73	93,544	4,636	4.96
Total loans receivable[1]	7,872,418	280,087	3.55	7,194,766	228,531	3.17
MBS[2]	1,150,013	18,520	1.61	1,354,080	19,406	1.43
Investment securities[2][3]	524,919	3,565	0.68	523,170	3,268	0.62
FHLB stock[4]	157,925	13,821	8.75	149,236	10,031	6.72
Cash and cash equivalents[5]	998,793	43,796	4.32	1,562,274	18,304	1.16
Total interest-earning assets	10,704,068	359,789	3.35	10,783,526	279,540	2.59
Other non-interest-earning assets	263,713			343,311		
Total assets	$ 10,967,781			$ 11,126,837		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Checking	$ 961,779	1,504	0.16	$ 1,056,303	752	0.07
Savings	525,423	488	0.09	543,609	299	0.06
Money market	1,567,540	19,426	1.24	1,840,898	4,578	0.25
Retail certificates	2,266,740	54,724	2.41	2,203,452	27,664	1.26
Commercial certificates	40,258	993	2.47	103,865	666	0.64
Wholesale certificates	134,641	5,132	3.81	150,689	497	0.33
Total deposits	5,496,381	82,267	1.50	5,898,816	34,456	0.58
Borrowings[6]	3,658,015	124,250	3.38	3,288,348	52,490	1.58
Total interest-bearing liabilities	9,154,396	206,517	2.25	9,187,164	86,946	0.94
Non-interest-bearing deposits	562,023			573,954		
Other non-interest-bearing liabilities	179,373			178,526		
Stockholders' equity	1,071,989			1,187,193		
Total liabilities and stockholders' equity	$ 10,967,781			$ 11,126,837		
Net interest income[7]		$ 153,272			$ 192,594	
Net interest-earning assets	$ 1,549,672			$ 1,596,362		
Net interest margin[8][9]			1.43			1.79
Ratio of interest-earning assets to interest-bearing liabilities			1.17x			1.17x
Operating expense ratio[10]			1.04%			1.01%

(1) Balances are adjusted for unearned loan fees and deferred costs. Loans that are 90 or more days delinquent are included in the loans receivable average balance with a yield of zero percent.

(2) AFS securities are adjusted for unamortized purchase premiums or discounts.

(3) The average balance of investment securities includes an average balance of nontaxable securities of $1.0 million and $1.7 million for the years ended September 30, 2023 and 2022, respectively.

(4) Included in this line, for the years ended September 30, 2023 and September 30, 2022, respectively, is FHLB stock related to the leverage strategy with an average outstanding balance of $41.6 million and $71.0 million, respectively, dividend income of $3.6 million and $4.8 million, respectively, at a weighted average yield of 8.69% and 6.75%, respectively, and FHLB stock not related to the leverage strategy with an average outstanding balance of $116.3 million and $78.2 million, respectively, and dividend income of $10.2 million and $5.2 million, respectively, at a weighted average yield of 8.77% and 6.69%, respectively.

(5) The average balance of cash and cash equivalents includes an average balance of cash related to the leverage strategy of $882.8 million and $1.51 billion during the years ended September 30, 2023 and September 30, 2022, respectively.

(6) Included in this line, for the years ended September 30, 2023 and September 30, 2022, are FHLB borrowings related to the leverage strategy with an average outstanding balance of $924.4 million and $1.58 billion, respectively, and interest paid of $39.7 million and $18.5 million, respectively, at a weighted average rate of 4.24% and 1.15%, respectively, and borrowings not related to the leverage strategy with an average outstanding balance of $2.73 billion and $1.71 billion, respectively, and interest paid of $84.5 million and $34.0 million, respectively, at a weighted average rate of 3.08% and 1.98%, respectively. The FHLB advance amounts and rates included in this line item include the effect of interest rate swaps and are net of deferred prepayment penalties.

(7) Net interest income represents the difference between interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the average balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

(8) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(9) The table below provides a reconciliation between performance measures presented in accordance with accounting standards generally accepted in the United States of America ("GAAP") and the same performance measures excluding the effects of the leverage strategy and without the net loss on securities transactions associated with the securities strategy, which are not presented in accordance with GAAP. Management believes it is important for comparability purposes to provide the performance measures without the leverage strategy because of the unique nature of the leverage strategy and the net loss on securities transactions due to the non-recurring nature of the securities strategy. The Excluding Leverage Strategy (Non-GAAP) column and the Excluding Securities Strategy (Non-GAAP) column each begin with Actual (GAAP) before applying the respective strategy adjustments. The leverage strategy reduces some of our performance measures due to the amount of earnings associated with the transaction in comparison to the size of the transaction, while increasing our net income. The net loss on securities associated with the securities strategy is non-recurring, outside of the additional $13.3 million of pre-tax net loss that will be reported in the first quarter of fiscal year 2024 related to the sale of the securities in October 2023, and resulted in the Company reporting a net loss for fiscal year 2023.

	For the Year Ended September 30,							
	2023					2022		
	Actual (GAAP)	Leverage Strategy	Excluding Leverage Strategy (Non-GAAP)	Securities Strategy	Excluding Securities Strategy (Non-GAAP)	Actual (GAAP)	Leverage Strategy	Excluding Leverage Strategy (Non-GAAP)
Yield on interest-earning assets	3.35%	0.10 %	3.25%			2.59%	(0.19)%	2.78%
Cost of interest-bearing liabilities	2.25	0.23	2.02			0.94	0.04	0.90
Return on average assets	(0.93)	0.09	(1.02)	(1.33)%	0.40 %	0.76	(0.09)	0.85
Return on average equity	(9.48)	0.10	(9.58)	(13.58)	4.10	7.11	0.26	6.85
Net interest margin	1.43	(0.12)	1.55			1.79	(0.25)	2.04
Efficiency Ratio	(626.63)	(53.24)	(573.39)	(691.94)	65.31	52.39	(0.87)	53.26
Earnings Per Share	$ (0.76)			$ (1.09)	$ 0.33			

(10) The operating expense ratio represents non-interest expense as a percentage of average assets.

Comparison of Operating Results for the Years Ended September 30, 2023 and 2022

The Company recognized net loss of $101.7 million, or $(0.76) per share, for the current year, compared to net income of $84.5 million, or $0.62 per share, for the prior year. The net loss for the current year resulted from the securities strategy, specifically, the recognition of the impairment loss on the securities sold in October 2023. Excluding the effects of the securities strategy, earnings per share would have been $0.33 for the current year. The decrease in earnings per share from the prior year, excluding the effects of the securities strategy, was due primarily to lower net interest income, along with recording a provision for credit losses of $6.8 million for the current year compared to a release of provision of $4.6 million for the prior year. The net interest margin decreased 36 basis points, from 1.79% for the prior year to 1.43% for the current year. Excluding the effects of the leverage strategy, the net interest margin decreased 49 basis points, from 2.04% for the prior year to 1.55% for the current year. The decrease in the net interest margin excluding the effects of the leverage strategy was due mainly to an increase in the cost of borrowings and deposits, which exceeded the increase in loan yields.

Interest and Dividend Income
The following table presents the components of interest and dividend income for the years presented, along with the change measured in dollars and percent.

| | For the Year Ended September 30, | | Change Expressed in: | |
	2023	2022	Dollars	Percent
	(Dollars in thousands)			
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 280,087	$ 228,531	$ 51,556	22.6 %
Cash and cash equivalents	43,796	18,304	25,492	139.3
MBS	18,520	19,406	(886)	(4.6)
FHLB stock	13,821	10,031	3,790	37.8
Investment securities	3,565	3,268	297	9.1
Total interest and dividend income	$ 359,789	$ 279,540	$ 80,249	28.7

The increase in interest income on loans receivable was due to an increase in the weighted average yield on, and the average balance of, the loan portfolio. The increase in the average balance was mainly in the correspondent one-to four-family and commercial real estate loan portfolios. The increase in the weighted average yield was due primarily to originations and purchases at higher market yields, as well as disbursements on commercial construction loans at rates higher than the overall portfolio rate and upward repricing of existing adjustable-rate loans due to higher market interest rates. The increase in interest income on cash and cash equivalents was due to a higher yield on cash as a result of an increase in FRB interest rates. The increase in dividend income on FHLB stock was due mainly to a higher FHLB dividend rate compared to the prior fiscal year, along with an increase in the average balance of FHLB stock due to an increase in FHLB borrowings not associated with the leverage strategy.

Interest Expense
The following table presents the components of interest expense for the years presented, along with the change measured in dollars and percent.

| | For the Year Ended September 30, | | Change Expressed in: | |
	2023	2022	Dollars	Percent
	(Dollars in thousands)			
INTEREST EXPENSE:				
Borrowings	$ 124,250	$ 52,490	$ 71,760	136.7 %
Deposits	82,267	34,456	47,811	138.8
Total interest expense	$ 206,517	$ 86,946	$ 119,571	137.5

The increase in interest expense on borrowings was due primarily to an increase in the average balance and weighted average rate on borrowings not associated with the leverage strategy, along with an increase in the weighted average rate on the borrowings associated with the leverage strategy compared to the prior year. Interest expense on borrowings not associated with the leverage strategy increased due to new borrowings added during the current year, at market interest rates higher than the overall portfolio rate, to replace maturing advances, meet deposit withdrawals, and fund other operational needs. Interest expense on borrowings associated with the leverage strategy increased $21.2 million compared to the prior year due to an increase in the weighted average rates paid on leverage strategy borrowings, partially offset by reduced usage in the current year compared to the prior year. The increase in interest expense on deposits was due to an increase in the weighted average rate paid on the deposit portfolio, primarily retail certificates of deposit and money market accounts.

Provision for Credit Losses
The Bank recorded a provision for credit losses during the current year of $6.8 million, compared to a release of provision of $4.6 million during the prior year. The provision for credit losses in the current year was comprised of a $7.5 million increase in the ACL for loans and a $656 thousand decrease in reserve for off-balance sheet credit exposures. The provision for credit losses associated with the ACL was due primarily to the outlook for worsening economic forecast conditions in the current year compared to the prior year, along with a reduction in the projected prepayment speeds used in the model for all loan categories. The release of provision for credit losses associated with the reserve for off-balance sheet credit exposures was due primarily to refining our methodology to account for the estimated credit losses on unfunded commercial construction-to-permanent loans and commitments for the time period after construction is expected to be completed.

Non-Interest Income
The following table presents the components of non-interest income for the years presented, along with the change measured in dollars and percent.

| | For the Year Ended September 30, | | Change Expressed in: | |
	2023	2022	Dollars	Percent
	(Dollars in thousands)			
NON-INTEREST INCOME:				
Deposit service fees	$ 12,745	$ 13,798	$ (1,053)	(7.6)%
Insurance commissions	3,487	2,947	540	18.3
Net loss from securities transactions	(192,622)	—	(192,622)	N/A
Other non-interest income	4,935	6,085	(1,150)	(18.9)
Total non-interest income	$ (171,455)	$ 22,830	$ (194,285)	(851.0)

The decrease in deposit service fees was due primarily to a change in the fee structure of certain deposit products after the digital transformation, an increase in debit card expenses, and waiving certain fees for several weeks after the digital transformation. The increase in insurance commissions was due primarily to annual contingent insurance commissions received being higher than anticipated and the related accrual adjustments, along with overall commissions being higher in the current year due mainly to growth and strong retention on personal policies and continued success growing our commercial policies. The net loss from securities transactions relates to the Bank's securities strategy discussed above. The decrease in other non-interest income was due mainly to gains on a loan-related financial derivative agreement included in the prior year, with no such market value gains in the current year, along with a decrease in income on bank-owned life insurance compared to the prior year due to a reduction in the yield and death benefits received during the current year.

Non-Interest Expense

The following table presents the components of non-interest expense for the years presented, along with the change measured in dollars and percent.

	For the Year Ended September 30,		Change Expressed in:	
	2023	2022	Dollars	Percent
	(Dollars in thousands)			
NON-INTEREST EXPENSE:				
Salaries and employee benefits	$ 51,491	$ 56,600	$ (5,109)	(9.0)%
Information technology and related expense	23,425	18,311	5,114	27.9
Occupancy, net	14,236	14,370	(134)	(0.9)
Regulatory and outside services	6,039	6,192	(153)	(2.5)
Federal insurance premium	4,456	3,020	1,436	47.5
Advertising and promotional	4,305	5,178	(873)	(16.9)
Deposit and loan transaction costs	2,694	2,797	(103)	(3.7)
Office supplies and related expense	2,499	1,951	548	28.1
Other non-interest expense	4,789	4,432	357	8.1
Total non-interest expense	$ 113,934	$ 112,851	$ 1,083	1.0

The decrease in salaries and employee benefits was attributable mainly to lower incentive compensation in the current year, along with a reduction in loan commissions due to lower loan origination activity, and an increase in capitalized payroll costs related to the digital transformation. The increase in information technology and related expenses was due mainly to third-party project management expenses associated with the digital transformation, along with higher software licensing expenses due to agreement renewals at higher costs and new agreements associated with the digital transformation. The decrease in advertising and promotional expense was due mainly to the timing of campaigns. The increase in federal insurance premium expense was due mainly to an increase in the FDIC assessment rate. The increase in office supplies and related expense was due primarily to an increase in postage, along with the write-off of the Bank's remaining inventory of unissued non-contactless debit cards, which have now become obsolete. The increase in other non-interest expense was due mainly to expenses associated with the collateral received on the Bank's interest rate swap agreements.

The Company's efficiency ratio was (626.63)% for the current year compared to 52.39% for the prior year. Excluding the effects of the securities strategy, the efficiency ratio would have been 65.31% for the current year. The change in the efficiency ratio, excluding the securities strategy, was due primarily to lower net interest income. The efficiency ratio is a measure of a financial institution's total non-interest expense as a percentage of the sum of net interest income (pre-provision for credit losses) and non-interest income. A higher value generally indicates that it is costing the financial institution more money to generate revenue, relative to its net interest income and non-interest income.

Income Tax Expense

The following table presents pretax income, income tax expense, and net income for the years presented, along with the change measured in dollars and percent and effective tax rate.

| | For the Year Ended September 30, | | Change Expressed in: | |
	2023	2022	Dollars	Percent
	(Dollars in thousands)			
(Loss) income before income tax (benefit) expense	$ (138,955)	$ 107,203	$ (246,158)	(229.6)%
Income tax (benefit) expense	(37,296)	22,750	(60,046)	(263.9)
Net (loss) income	$ (101,659)	$ 84,453	$ (186,112)	(220.4)
Effective Tax Rate	26.8%	21.2%		

The income tax benefit in the current year was a result of the pretax loss. The pretax loss, combined with the Company's permanent differences, contributed to the increase in the effective tax rate. Generally, the Company's permanent differences lower the effective tax rate when the Company has pretax income and tax expense, but as a result of the current year pretax loss, the Company's permanent differences have the impact of raising the effective tax rate.

Fiscal Year 2024 Outlook

Salaries and employee benefits expense is expected to be $5 million higher in fiscal year 2024 as compared to fiscal year 2023 due to an anticipated increase in incentive compensation, merit increases, the filling of vacant positions, and a reduction in capitalized payroll costs which were related to the digital transformation in fiscal year 2023. Information technology and related expenses are anticipated to be $3 million lower in fiscal year 2024 as compared to fiscal year 2023 due to a reduction in professional services costs related to the digital transformation. Now that the digital transformation is complete, these professional services are no longer necessary. Income from deposit service fees is anticipated to be approximately $1 million lower in fiscal year 2024 as compared to fiscal year 2023 due to changes in the fee structure of certain deposit products after the digital transformation, which is in line with industry trends. In the first quarter of fiscal year 2024, $13.3 million of net pre-tax losses will be recognized on the sale of securities in October 2023. Management anticipates the effective tax rate for fiscal year 2024 will be approximately 19% to 20%.

Comparison of Operating Results for the Years Ended September 30, 2022 and 2021

For this discussion, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Operating Results for the Years Ended September 30, 2022 and 2021" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2022.

Liquidity and Capital Resources

Liquidity refers to our ability to generate sufficient cash to fund ongoing operations, to repay maturing certificates of deposit and other deposit withdrawals, to repay maturing borrowings, and to fund loan commitments. Liquidity management is both a daily and long-term function of our business management. The Company's most available liquid assets are represented by cash and cash equivalents and AFS securities. The Bank's primary sources of funds are deposits, FHLB borrowings, repayments and maturities of outstanding loans and MBS and other short-term investments, and funds provided by operations. The Bank's long-term borrowings primarily have been used to manage long-term liquidity needs and the Bank's interest rate risk with the intention to improve the earnings of the Bank while maintaining capital ratios that meet or exceed the regulatory standards for well-capitalized financial institutions. In addition, the Bank's focus on managing risk has provided additional liquidity capacity by maintaining a balance of MBS and investment securities available as collateral for borrowings.

We generally intend to manage cash reserves sufficient to meet short-term liquidity needs, which are routinely forecasted for 10, 30, and 365 days. Additionally, on a monthly basis, we perform a liquidity stress test in accordance with the Interagency Policy Statement on Funding and Liquidity Risk Management. The liquidity stress test incorporates both short-term and long-term liquidity scenarios in order to identify and to quantify liquidity risk. Management also monitors key liquidity statistics related to items such as wholesale funding gaps, borrowings capacity, and available unpledged collateral, as well as various liquidity ratios.

In the event short-term liquidity needs exceed available cash, the Bank has access to a line of credit at the FHLB in addition to the FRB of Kansas City's discount window, as well as the BTFP through March 2024. Per FHLB's lending guidelines, total FHLB borrowings cannot exceed 40% of Bank Call Report total assets without the pre-approval of FHLB senior management. The Bank's FHLB borrowing limit was 50% of Bank Call Report total assets as of September 30, 2023, as approved by the president of FHLB. FHLB borrowings are secured by certain qualifying loans pursuant to a blanket collateral agreement with FHLB. When the leverage strategy is in place, the Bank maintains the resulting excess cash reserves from the FHLB borrowings at the FRB of Kansas City, which can be used to meet any short-term liquidity needs. Additionally, FHLB borrowings may exceed 40% of Bank Call Report total assets if the Bank continues its leverage strategy and FHLB senior management continues to approve the Bank's borrowing limit being in excess of 40% of Call Report total assets. All or a portion of the short-term FHLB borrowings in conjunction with the leverage strategy can be repaid at maturity, if necessary or desired. The amount that can be borrowed from the FRB of Kansas City's discount window is based upon the fair value of securities pledged as collateral. Management tests the Bank's access to the FRB of Kansas City's discount window annually with a nominal overnight borrowing. The amount that can be borrowed under the BTFP is based upon the par value of securities pledged as collateral, the term can be up to one year in length, and the borrowings can be prepaid without penalty. At September 30, 2023, the amount of securities pledged for the discount window and BTFP was $516.0 million, at par.

If management observes unusual trends in the amount and frequency of line of credit utilization and/or short-term borrowings that is not in conjunction with a planned strategy, such as the leverage strategy, the Bank will likely utilize long-term wholesale borrowing sources such as FHLB advances and/or repurchase agreements to provide long-term, fixed-rate funding. The maturities of these long-term borrowings are generally staggered in order to mitigate the risk of a highly negative cash flow position at maturity. The Bank's internal policy limits total borrowings to 55% of total assets. At September 30, 2023, the Bank had total borrowings, at par, of $2.88 billion, or approximately 28% of total assets. The borrowings balance was composed of $2.38 billion of FHLB advances and $500.0 million related to the BTFP. Of this amount, $990.0 million is scheduled to mature in the next 12 months. Management estimated that the Bank had $2.71 billion in additional liquidity available at September 30, 2023 based on the Bank's blanket collateral agreement with FHLB and unencumbered securities.

At September 30, 2023, the Bank had no repurchase agreements. The Bank may enter into repurchase agreements as management deems appropriate, not to exceed 15% of total assets, and subject to the total borrowings internal policy limit of 55% as discussed above.

The Bank could utilize the repayment and maturity of outstanding loans, MBS, and other investments for liquidity needs rather than reinvesting such funds into the related portfolios. The Bank has access to other sources of funds for liquidity purposes, such as brokered and public unit certificates of deposit. As of September 30, 2023, the Bank's policy allowed for combined brokered and public unit certificates of deposit up to 15% of total deposits. At September 30, 2023, the Bank did not have any brokered certificates of deposit and public unit certificates of deposit were approximately 2% of total deposits. The Bank had pledged securities with an estimated fair value of $178.4 million as collateral for public unit certificates of deposit at September 30, 2023. The securities pledged as collateral for public unit certificates of deposit are held under joint custody with FHLB and generally will be released upon deposit maturity.

At September 30, 2023, $1.49 billion of the Bank's certificate of deposit portfolio was scheduled to mature within the next 12 months, including $121.8 million of public unit certificates of deposit and $32.8 million of commercial certificates of deposit. Based on our deposit retention experience and our current pricing strategy, we anticipate the majority of the maturing retail certificates of deposit will renew or transfer to other deposit products of the Bank at prevailing rates, although no assurance can be given in this regard. Due to the nature of public unit certificates of deposit and commercial certificates of deposit, retention rates are not as predictable as for retail certificates of deposit.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments consist primarily of commitments to originate, purchase, or participate in loans or fund lines of credit. Additionally, the Company has investments in several low-income housing partnerships and, under the terms of the agreements, the Company has a commitment to fund a specified amount that will be due in installments over the life of the agreements. See "Part II, Item 8. Financial Statements and Supplementary Data –

Notes to Consolidated Financial Statements – Note 6. Low Income Housing Partnerships and Note 12. Commitments and Contingencies" for additional information regarding these commitments.

While scheduled payments from the amortization of loans and MBS and payments on short-term investments are relatively predictable sources of funds, deposit flows, prepayments on loans and MBS, and calls of investment securities are greatly influenced by general interest rates, economic conditions, and competition, and are less predictable sources of funds. To the extent possible, the Bank manages the cash flows of its loan and deposit portfolios by the rates it offers customers. We anticipate we will continue to have sufficient funds, through the repayments and maturities of loans and securities, deposits and borrowings, to meet our current commitments.

Item 7A. <u>Quantitative and Qualitative Disclosures About Market Risk</u>

Asset and Liability Management and Market Risk

The rates of interest the Bank earns on its assets and pays on its liabilities are generally established contractually for a period of time. Fluctuations in interest rates have a significant impact not only upon our net income, but also upon the cash flows and market values of our financial assets and liabilities. Our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. Risk associated with changes in interest rates on the earnings of the Bank and the market value of its financial assets and liabilities is known as interest rate risk. Interest rate risk is our most significant market risk, and our ability to adapt to changes in interest rates is known as interest rate risk management.

The general objective of our interest rate risk management program is to determine and manage an appropriate level of interest rate risk while maximizing net interest income in a manner consistent with our policy to manage, to the extent practicable, the exposure of net interest income to changes in market interest rates. The Board of Directors and Asset and Liability Management Committee ("ALCO") regularly review the Bank's interest rate risk exposure by forecasting the impact of hypothetical, alternative interest rate environments on net interest income and the market value of portfolio equity ("MVPE") at various dates. The MVPE is defined as the net of the present value of cash flows from existing assets, liabilities, and off-balance sheet instruments. The present values are determined based upon market conditions as of the date of the analysis, as well as in alternative interest rate environments providing potential changes in the MVPE under those alternative interest rate environments. Net interest income is projected in the same alternative interest rate environments with both a static balance sheet and with management strategies considered. The MVPE and net interest income analyses are also conducted to estimate our sensitivity to rates for future time horizons based upon market conditions as of the date of the analysis. The MVPE ratio continues to be an important measurement for management as we consider the changes in market interest rates, liquidity needs and portfolio balances. MVPE represents a long-term view of the interest sensitivity of the Bank's balance sheet while our net interest income projections inform management of the short-term impacts of pricing decisions. In addition to the interest rate environments presented below, management also reviews the impact of non-parallel rate shock scenarios on a quarterly basis. These scenarios consist of flattening and steepening the yield curve by changing short-term and long-term interest rates independent of each other, and simulating cash flows and determining valuations as a result of these hypothetical changes in interest rates to identify rate environments that pose the greatest risk to the Bank. This analysis helps management quantify the Bank's exposure to changes in the shape of the yield curve.

General assumptions used by management to evaluate the sensitivity of our financial performance to changes in interest rates presented in the tables below are utilized in, and set forth under, the gap table and related notes. Although management finds these assumptions reasonable, the interest rate sensitivity of our assets and liabilities and the estimated effects of changes in interest rates on our net interest income and MVPE indicated in the below tables could vary substantially if different assumptions were used or actual experience differs from these assumptions. To illustrate this point, the projected cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities within the next 12 months as a percent of total assets ("one-year gap") is also provided for an up 200 basis point scenario, as of September 30, 2023.

Qualitative Disclosure about Market Risk

Gap Table. The following gap table summarizes the anticipated maturities or repricing periods of the Bank's interest-earning assets and interest-bearing liabilities based on the information and assumptions set forth in the notes below. Cash flow projections for mortgage-related assets are calculated based in part on prepayment assumptions at current and projected interest rates. Prepayment projections are subjective in nature, involve uncertainties and assumptions and, therefore, cannot be determined with a high degree of accuracy. Although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. Assumptions may not reflect how actual yields and costs respond to market interest rate changes. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment rates would likely deviate significantly from those assumed in calculating the gap table below. A positive gap generally means more cash flows from assets are expected to reprice than cash flows from liabilities and suggests in a rising rate environment, that net interest income should increase. A negative gap generally means more cash flows from liabilities are expected to reprice than cash flows from assets and suggests, in a rising rate environment, that net interest income should decrease. For additional information regarding the impact of changes in interest rates, see the following Change in Net Interest Income and Change in MVPE discussions and tables.

	Within One Year	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
			(Dollars in thousands)		
Interest-earning assets:					
Loans receivable[1]	$ 1,432,766	$ 1,764,668	$ 1,405,268	$3,383,068	$7,985,770
Securities[2]	341,362	648,456	195,313	200,861	1,385,992
Other interest-earning assets	213,967	—	—	—	213,967
Total interest-earning assets	1,988,095	2,413,124	1,600,581	3,583,929	9,585,729
Interest-bearing liabilities:					
Non-maturity deposits[3]	653,670	407,782	351,235	1,991,741	3,404,428
Certificates of deposit	1,499,018	1,037,730	193,262	182	2,730,192
Borrowings[4]	1,021,214	1,287,580	582,261	26,046	2,917,101
Total interest-bearing liabilities	3,173,902	2,733,092	1,126,758	2,017,969	9,051,721
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (1,185,807)	$ (319,968)	$ 473,823	$1,565,960	$ 534,008
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (1,185,807)	$(1,505,775)	$(1,031,952)	$ 534,008	

Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percent of total Bank assets at:

September 30, 2023	(11.7)%	(14.8)%	(10.1)%	5.3 %	
September 30, 2022	(11.9)				

Cumulative one-year gap - interest rates +200 bps at:

September 30, 2023	(11.9)	
September 30, 2022	(12.1)	

50

(1) Adjustable-rate loans are included in the period in which the rate is next scheduled to adjust or in the period in which repayments are expected to occur, or prepayments are expected to be received, prior to their next rate adjustment, rather than in the period in which the loans are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization and prepayment assumptions. Balances are net of undisbursed amounts and deferred fees and exclude loans 90 or more days delinquent or in foreclosure.
(2) MBS reflect projected prepayments at amortized cost. All other securities are presented based on contractual maturities, term to call dates or pre-refunding dates as of September 30, 2023, at amortized cost.
(3) Although the Bank's checking, savings, and money market accounts are subject to immediate withdrawal, management considers a substantial amount of these accounts to be core deposits having significantly longer effective maturities. The decay rates (the assumed rates at which the balances of existing accounts decline) used on these accounts is based on assumptions developed from our actual experiences with these accounts. If all of the Bank's checking, savings, and money market accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $3.94 billion, for a cumulative one-year gap of (38.7)% of total assets.
(4) Borrowings exclude deferred prepayment penalty costs. Included in this line item are $365.0 million of FHLB adjustable-rate advances tied to interest rate swaps. The repricing for these liabilities is projected to occur at the maturity date of each interest rate swap.

At September 30, 2023, the Bank's gap between the amount of interest-earning assets and interest-bearing liabilities projected to reprice within one year was $(1.19) billion, or (11.7)% of total assets, compared to $(1.14) billion, or (11.9)% of total assets, at September 30, 2022. The change in the one-year gap amount was due primarily to an increase in the amount of liability cash flows coming due in one year at September 30, 2023 compared to September 30, 2022, partially offset by an increase in the amount of asset cash flows coming due for the same time period. This was due primarily to an increase in the amount of certificates of deposit and borrowings scheduled to mature within one year as of September 30, 2023 compared to September 30, 2022.

The majority of interest-earning assets anticipated to reprice in the coming year are repayments and prepayments on one- to four-family loans and MBS, both of which include the option to prepay without a fee being paid by the contract holder. The amount of interest-bearing liabilities expected to reprice in a given period is not typically impacted significantly by changes in interest rates, because the Bank's borrowings and certificate of deposit portfolios have contractual maturities and generally cannot be terminated early without a prepayment penalty. If interest rates were to increase 200 basis points, as of September 30, 2023, the Bank's one-year gap is projected to be $(1.21) billion, or (11.9)% of total assets. This compares to a one-year gap of $(1.17) billion, or (12.1)% of total assets, if interest rates were to have increased 200 basis points as of September 30, 2022.

Change in Net Interest Income. The Bank's net interest income projections are a reflection of the response to interest rates of assets and liabilities that are expected to mature or reprice over the next year. Repricing occurs as a result of cash flows that are received or paid on assets or due on liabilities which would be replaced at then current market interest rates or on adjustable-rate products that reset during the next year. The Bank's borrowings and certificate of deposit portfolios have stated maturities and the cash flows related to the Bank's liabilities do not generally fluctuate as a result of changes in interest rates. Cash flows from mortgage-related assets and callable agency debentures can vary significantly as a result of changes in interest rates. As interest rates decrease, borrowers have an economic incentive to lower their cost of debt by refinancing or endorsing their mortgage to a lower interest rate. Similarly, agency debt issuers are more likely to exercise embedded call options for agency securities and issue new securities at a lower interest rate.

For each date presented in the following table, the estimated change in the Bank's net interest income is based on the indicated instantaneous, parallel and permanent change in interest rates. The change in each interest rate environment represents the difference between estimated net interest income in the zero basis point interest rate environment ("base case," assumes the forward market and product interest rates implied by the yield curve are realized) and the estimated net interest income in each alternative interest rate environment (assumes market and product interest rates have a parallel shift in rates across all maturities by the indicated change in rates). Projected cash flows for each scenario are based upon varying prepayment assumptions in an effort to model anticipated customer behavior changes as market rates change. Estimations of net interest income used in preparing the table below were based upon the assumptions that the total composition of interest-earning assets and interest-bearing liabilities does not change materially and that any repricing of assets or liabilities occurs at anticipated product and market rates for the alternative rate environments as of the dates presented. The estimation of net interest income does not include any projected gains or losses related to the sale of loans or securities, or income derived from non-interest income sources, but does include the use of different prepayment assumptions in the alternative interest rate environments. It is important to consider that estimated changes in net interest income are for a cumulative four-quarter period. These do not reflect the earnings expectations of management.

| Change (in Basis Points) in Interest Rates[1] | Net Interest Income At September 30, | | | | | |
| | 2023 | | | 2022 | | |
	Amount ($)	Change ($)	Change (%)	Amount ($)	Change ($)	Change (%)
	(Dollars in thousands)					
-200 bp	$ 126,495	$ (6,963)	(5.2)%	$ 182,458	$ (775)	(0.4)%
-100 bp	130,374	(3,084)	(2.3)	183,363	130	0.1
000 bp	133,458	—	—	183,233	—	—
+100 bp	136,147	2,689	2.0	182,737	(496)	(0.3)
+200 bp	138,804	5,346	4.0	182,081	(1,152)	(0.6)
+300 bp	141,494	8,036	6.0	181,394	(1,839)	(1.0)

(1) Assumes an instantaneous, parallel, and permanent change in interest rates at all maturities.

The net interest income projection was lower in the base case scenario at September 30, 2023 compared to September 30, 2022 due primarily to higher interest expense projections on the Bank's liabilities compared to the increase in the interest income projections on the Bank's assets. This was primarily driven by faster increases in the cost of liabilities during fiscal year 2023, compared to the increase in asset yields. The increase in the cost of liabilities was due mainly to an increase in the balance and rate of the certificate of deposit portfolio, an increase in the rates paid on money market accounts, and an increase in the balance of higher-costing borrowings during the current year. This was partially offset by higher projected income on loans receivable due to a higher balance and yield on the portfolio compared to September 30, 2022.

In the rising and declining interest rate scenarios, the variability of net interest income projections has become more significant due to the composition of the balance sheet and the elevated interest rate environment. At September 30, 2023, the Bank's balance of cash and cash equivalents was $245.6 million with an average yield of 4.70% compared to a balance of $49.2 million with an average yield of 1.75% at September 30, 2022. As a result, in each interest rate scenario, there was a greater impact on net interest income at September 30, 2023 compared to September 30, 2022 due to the higher cash balance. Additionally, due to compositional changes in the Bank's deposit portfolio between periods (increase in certificates of deposit and decrease in non-maturity deposits), the impact from instantaneous, parallel and permanent changes in the various interest rate scenarios was less pronounced at September 30, 2023. More generally, however, increases in net interest income in the rising rate scenarios are due to the degree to which loan repayments that are projected to reprice upward are greater than the projected increase in deposit rates in the next 12 months. In the declining rate scenarios, loan repayments are repriced at rates that do not fully offset the higher cost of liabilities that are expected to reprice in the next 12 months.

Change in MVPE. Changes in the estimated market values of our financial assets and liabilities drive changes in estimates of MVPE. The market value of an asset or liability reflects the present value of all the projected cash flows over its remaining life, discounted at market interest rates. As interest rates rise, generally the market value for both financial assets and liabilities decrease. The opposite is generally true as interest rates fall. The MVPE represents the theoretical market value of capital that is calculated by netting the market value of assets, liabilities, and off-balance sheet instruments. If the market values of financial assets increase at a faster pace than the market values of financial liabilities, or if the market values of financial liabilities decrease at a faster pace than the market values of financial assets, the MVPE will increase. The market value of shorter term-to-maturity financial instruments is less sensitive to changes in interest rates than are longer term-to-maturity financial instruments. Because of this, the market values of our certificates of deposit (which generally have relatively shorter average lives) tend to display less sensitivity to changes in interest rates than do our mortgage-related assets (which generally have relatively longer average lives). The average life expected on our mortgage-related assets varies under different interest rate environments because borrowers have the ability to prepay their mortgage loans. Therefore, as interest rates decrease, the WAL of mortgage-related assets decrease as well. As interest rates increase, the WAL would be expected to increase, as well as increasing the sensitivity of these assets in higher rate environments.

The following table sets forth the estimated change in the MVPE for each date presented based on the indicated instantaneous, parallel, and permanent change in interest rates. The change in each interest rate environment represents the difference between the MVPE in the base case (assumes the forward market interest rates implied by the yield curve are realized) and the MVPE in each alternative interest rate environment (assumes market interest rates have a parallel shift in rates). Projected cash flows for each scenario are based upon varying prepayment assumptions to model anticipated customer behavior as market rates change. The estimations of the MVPE used in preparing the table below were based upon the assumptions that the total composition of interest-earning assets and interest-bearing liabilities does not change, that any repricing of assets or liabilities occurs at current product or market rates for the alternative rate environments as of the dates presented, and that different prepayment rates were used in each alternative interest rate environment. The estimated MVPE results from the valuation of cash flows from financial assets and liabilities over the anticipated lives of each for each interest rate environment. The table below presents the effects of the changes in interest rates on our assets and liabilities as they mature, repay, or reprice, as shown by the change in the MVPE for alternative interest rates.

Change (in Basis Points) in Interest Rates[1]	Market Value of Portfolio Equity At September 30,					
	2023			2022		
	Amount ($)	Change ($)	Change (%)	Amount ($)	Change ($)	Change (%)
	(Dollars in thousands)					
-200 bp	$ 1,302,781	$ 283,093	27.8 %	$ 1,299,340	$ 404,353	45.2 %
-100 bp	1,145,404	125,716	12.3	1,024,167	129,180	14.4
000 bp	1,019,688	—	—	894,987	—	—
+100 bp	888,642	(131,046)	(12.9)	759,165	(135,822)	(15.2)
+200 bp	757,870	(261,818)	(25.7)	625,864	(269,123)	(30.1)
+300 bp	632,716	(386,972)	(38.0)	500,730	(394,257)	(44.1)

(1)   Assumes an instantaneous, parallel, and permanent change in interest rates at all maturities.

The percentage change in the Bank's MVPE at both September 30, 2023 and September 30, 2022 was negative in all rising interest rate scenarios. The Bank's MVPE increased from $895.0 million at September 30, 2022 to $1.02 billion at September 30, 2023. The increase was primarily a result of refinements made during the current year in calculating the estimated fair value of the Bank's balance sheet; specifically, related to the treatment of unrealized gains and losses associated with its AFS securities portfolio. Previously, at September 30, 2022, net unrealized losses associated with the Bank's AFS securities portfolio were included in both the calculation of the estimated market value of assets and the estimated market value of securities. Unrealized gains and losses associated with the Bank's AFS securities portfolio are now only reflected in the estimated market value of its securities.

As interest rates increase, borrowers have less economic incentive to prepay or to refinance their mortgages and agency debt issuers have less economic incentive or opportunity to exercise their call options in order to issue new debt at lower interest rates, resulting in lower projected cash flows on these assets. As interest rates increase in the rising interest rate scenarios, prepayments on mortgage-related assets are more likely to decrease and only be realized through significant changes in borrowers' lives such as divorce, death, job-related relocations, or other events as there is less economic incentive for borrowers to prepay their debt, resulting in an increase in the average life of mortgage-related assets. Similarly, call projections for the Bank's callable agency debentures decrease as interest rates rise, which results in cash flows related to these assets moving closer to the contractual maturity dates. The longer expected average lives of these assets increases the sensitivity of their market value to changes in interest rates.

In the increasing rate scenarios, the sensitivity reflects the negative impacts of rates on the value of the Bank's loan and securities portfolios more so than on its deposit and borrowings portfolios. In the decreasing interest rate scenarios, the Bank's MVPE increased due to a larger increase in the market value of the Bank's assets than the Bank's liabilities. This is because the Bank's mortgage-related assets continue to have a longer duration in these interest rate scenarios which results in greater sensitivity in market value as interest rates change.

The following table presents the weighted average yields/rates and WALs (in years), after applying prepayment, call assumptions, and decay rates for our interest-earning assets and interest-bearing liabilities as of September 30, 2023. Yields presented for interest-earning assets include the amortization of fees, costs, premiums and discounts, which are considered adjustments to the yield. The interest rate presented for term borrowings is the effective rate, which includes the impact of interest rate swaps and the amortization of deferred prepayment penalties resulting from FHLB advances previously prepaid. The WAL presented for term borrowings includes the effect of interest rate swaps.

	Amount	Yield/Rate	WAL	% of Category	% of Total
		(Dollars in thousands)			
Securities	$ 1,384,482	1.35%	4.2		14.3%
Loans receivable:					
Fixed-rate one- to four-family	5,605,281	3.29	6.9	70.2%	57.6
Fixed-rate commercial	456,087	4.44	3.1	5.7	4.7
All other fixed-rate loans	78,005	4.48	7.3	1.0	0.8
Total fixed-rate loans	6,139,373	3.39	6.7	76.9	63.1
Adjustable-rate one- to four-family	916,660	3.73	4.5	11.5	9.4
Adjustable-rate commercial	831,400	5.92	7.6	10.4	8.5
All other adjustable-rate loans	96,948	8.26	3.1	1.2	1.0
Total adjustable-rate loans	1,845,008	4.95	5.8	23.1	18.9
Total loans receivable	7,984,381	3.75	6.5	100.0%	82.0
FHLB stock	110,714	9.22	2.1		1.2
Cash and cash equivalents	245,605	4.70	—		2.5
Total interest-earning assets	$ 9,725,182	3.50	5.9		100.0%
Non-maturity deposits	$ 2,762,702	1.06	6.7	50.3%	33.0%
Retail certificates of deposit	2,533,954	3.47	1.3	46.1	30.2
Commercial certificates of deposit	48,751	3.56	1.0	0.9	0.6
Public unit certificates of deposit	147,487	4.44	0.6	2.7	1.8
Total interest-bearing deposits	5,492,894	2.28	4.0	100.0%	65.6
Term borrowings	2,882,828	3.34	1.8		34.4
Total interest-bearing liabilities	$ 8,375,722	2.65	3.2		100.0%

Item 8. <u>**Financial Statements and Supplementary Data**</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Capitol Federal Financial, Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Capitol Federal Financial, Inc. and subsidiary (the "Company") as of September 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended September 30, 2023, of the Company and our report dated November 29, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
November 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Capitol Federal Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capitol Federal Financial, Inc. and subsidiary (the "Company") as of September 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The allowance for credit losses (ACL) is a valuation amount that is deducted from the amortized cost basis of loans, which represents management's current expectations of total expected credit losses included in the Company's loan portfolio as of the balance sheet date. In management's ACL model, average historical loss rates on loan pools with similar risk characteristics are compared to historical data and a correlation is estimated using regression analysis. Each quarter, the Company's ACL model pairs the results of the regression analysis with a third party provided economic forecast in order to project future loss rates for a reasonable and supportable time period before reverting back to long-term historical averages for each economic index. The forecast-adjusted loss rate is applied to the loans over their remaining contractual lives, adjusted for prepayments and curtailments. The ACL model generates aggregated estimated cash flows for the time period that remains in each loan's contractual life, which are discounted back to the reporting date using each loan's effective yield to arrive at a present value of future cash flows, which is compared to the amortized cost basis of the loan pool to determine the amount of ACL necessary. Management evaluates qualitative factors not included in historical loss rates, macroeconomic forecasts, or other model inputs and/or other ACL assumptions, considering risks related to loan portfolio attributes and external factors, and adjusts the modeled ACL as deemed appropriate based upon the assessment.

We identified the allowance for credit losses estimated by the third-party economic forecast and qualitative factor adjustments as a critical audit matter because of the significant estimates and assumptions required by management in determining the ACL. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of management's significant estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the ACL model included the following, among others:
- We tested the effectiveness of controls over the Company's ACL model including those over the determination of the qualitative adjustments and management's review of the adequacy of the ACL.
- With the assistance of our credit specialists, we evaluated the appropriateness of the ACL model, data elements utilized in the ACL model such as portfolio segmentation into loan pools, forecast and reversion to mean time periods, and economic forecasts, and evaluated reasonableness of the use of qualitative factor adjustments to the outputs of the modeled ACL.
- We evaluated the economic forecast used, including reasonableness and basis for the selected economic forecast by comparing to internal and external sources.
- We evaluated the qualitative factor adjustments including reasonableness and basis for the adjustments which include market and economic conditions and/or portfolio performance metrics.
- We reviewed independent economic statistics, such as common macroeconomic indicators as well as industry peers, and we used data analytics to identify changes in the loan portfolio to assess the completeness of management's qualitative adjustments.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
November 29, 2023

We have served as the Company's auditor since 1974.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2023 and 2022 (Dollars in thousands, except per share amounts)

	2023	2022
ASSETS:		
Cash and cash equivalents (includes interest-earning deposits of $213,830 and $27,467)	$ 245,605	$ 49,194
Available-for-sale ("AFS") securities, at estimated fair value (amortized cost of $1,385,992 and $1,768,490)	1,384,482	1,563,307
Loans receivable, net (allowance for credit losses ("ACL") of $23,759 and $16,371)	7,970,949	7,464,208
Federal Home Loan Bank Topeka ("FHLB") stock, at cost	110,714	100,624
Premises and equipment, net	91,531	94,820
Income taxes receivable, net	8,531	1,266
Deferred income tax assets, net	29,605	33,884
Other assets	336,044	317,594
TOTAL ASSETS	$10,177,461	$9,624,897
LIABILITIES:		
Deposits	$ 6,051,220	$6,194,866
Borrowings	2,879,125	2,132,154
Advances by borrowers	62,993	80,067
Other liabilities	140,069	121,311
Total liabilities	9,133,407	8,528,398
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 100,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value; 1,400,000,000 shares authorized, 135,936,375 and 138,858,884 shares issued and outstanding as of September 30, 2023 and 2022, respectively	1,359	1,388
Additional paid-in capital	1,166,643	1,190,213
Unearned compensation, Employee Stock Ownership Plan ("ESOP")	(28,083)	(29,735)
Retained earnings	(104,565)	80,266
Accumulated other comprehensive income (loss) ("AOCI"), net of tax	8,700	(145,633)
Total stockholders' equity	1,044,054	1,096,499
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,177,461	$9,624,897

See accompanying notes to consolidated financial statements.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021 (Dollars in thousands, except per share amounts)

	2023	2022	2021
INTEREST AND DIVIDEND INCOME:			
Loans receivable	$ 280,087	$ 228,531	$ 229,897
Cash and cash equivalents	43,796	18,304	144
Mortgage-backed securities ("MBS")	18,520	19,406	21,399
FHLB stock	13,821	10,031	3,916
Investment securities	3,565	3,268	2,825
Total interest and dividend income	359,789	279,540	258,181
INTEREST EXPENSE:			
Borrowings	124,250	52,490	34,774
Deposits	82,267	34,456	48,406
Total interest expense	206,517	86,946	83,180
NET INTEREST INCOME	153,272	192,594	175,001
PROVISION FOR CREDIT LOSSES	6,838	(4,630)	(8,510)
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	146,434	197,224	183,511
NON-INTEREST INCOME:			
Deposit service fees	12,745	13,798	12,282
Insurance commissions	3,487	2,947	3,030
Gain on sale of Visa Class B shares	—	—	7,386
Net loss from securities transactions	(192,622)	—	—
Other non-interest income	4,935	6,085	5,388
Total non-interest income	(171,455)	22,830	28,086
NON-INTEREST EXPENSE:			
Salaries and employee benefits	51,491	56,600	56,002
Information technology and related expense	23,425	18,311	17,922
Occupancy, net	14,236	14,370	14,045
Regulatory and outside services	6,039	6,192	5,764
Federal insurance premium	4,456	3,020	2,545
Advertising and promotional	4,305	5,178	5,133
Deposit and loan transaction costs	2,694	2,797	2,761
Office supplies and related expense	2,499	1,951	1,715
Loss on interest rate swap termination	—	—	4,752
Other non-interest expense	4,789	4,432	4,930
Total non-interest expense	113,934	112,851	115,569
(LOSS) INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(138,955)	107,203	96,028
INCOME TAX (BENEFIT) EXPENSE	(37,296)	22,750	19,946
NET (LOSS) INCOME	$ (101,659)	$ 84,453	$ 76,082
Basic (loss) earnings per share ("EPS")	$ (0.76)	$ 0.62	$ 0.56
Diluted EPS	$ (0.76)	$ 0.62	$ 0.56

See accompanying notes to consolidated financial statements.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021 (Dollars in thousands)

	2023	**2022**	**2021**
Net (loss) income	$(101,659)	$ 84,453	$ 76,082
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on AFS securities arising during the period, net of taxes of $(2,696), $51,565, and $6,116	8,355	(159,770)	(19,077)
Reclassification adjustment for net losses on AFS securities included in net income, net of taxes of $(47,000), $0, and $0	145,622	—	—
Unrealized gains (losses) on cash flow hedges arising during the period, net of taxes of $(1,923), $(8,177), and $(1,775)	5,957	25,339	5,712
Reclassification adjustment for cash flow hedge amounts included in net income, net of taxes of $1,808, $(1,647), and $(4,378)	(5,601)	5,103	13,565
Comprehensive income (loss)	$ 52,674	$ (44,875)	$ 76,282

See accompanying notes to consolidated financial statements.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021 (Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Unearned Compensation ESOP	Retained Earnings	AOCI	Total Stockholders' Equity
Balance at September 30, 2020	$ 1,389	$ 1,189,853	$ (33,040)	$ 143,162	$ (16,505)	$ 1,284,859
Cumulative effect of adopting Accounting Standards Update ("ASU") 2016-13				(2,288)		(2,288)
Net income, fiscal year 2021				76,082		76,082
Other comprehensive income, net of tax					200	200
ESOP activity		383	1,653			2,036
Restricted stock activity, net		(16)				(16)
Stock-based compensation		496				496
Repurchase of common stock	(1)	(1,407)		(122)		(1,530)
Stock options exercised		324				324
Cash dividends to stockholders ($0.87 per share)				(117,890)		(117,890)
Balance at September 30, 2021	1,388	1,189,633	(31,387)	98,944	(16,305)	1,242,273
Net income, fiscal year 2022				84,453		84,453
Other comprehensive loss, net of tax					(129,328)	(129,328)
ESOP activity		88	1,652			1,740
Restricted stock activity, net		(6)				(6)
Stock-based compensation		498				498
Cash dividends to stockholders ($0.76 per share)				(103,131)		(103,131)
Balance at September 30, 2022	1,388	1,190,213	(29,735)	80,266	(145,633)	1,096,499
Net loss, fiscal year 2023				(101,659)		(101,659)
Other comprehensive income, net of tax					154,333	154,333
ESOP activity		(473)	1,652			1,179
Stock-based compensation		327				327
Repurchase of common stock	(29)	(23,424)				(23,453)
Cash dividends to stockholders ($0.62 per share)				(83,172)		(83,172)
Balance at September 30, 2023	$ 1,359	$ 1,166,643	$ (28,083)	$ (104,565)	$ 8,700	$ 1,044,054

See accompanying notes to consolidated financial statements.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021 (Dollars in thousands)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (101,659)	$ 84,453	$ 76,082
Adjustments to reconcile net income to net cash provided by operating activities:			
FHLB stock dividends	(13,821)	(10,031)	(3,916)
Provision for credit losses	6,838	(4,630)	(8,510)
Originations of loans receivable held-for-sale ("LHFS")	(1,217)	(1,088)	(1,780)
Proceeds from sales of LHFS	1,222	1,113	1,825
Amortization and accretion of premiums and discounts on securities	3,016	4,967	6,206
Depreciation and amortization of premises and equipment	9,039	9,365	9,372
Amortization of intangible assets	1,069	1,372	1,578
Amortization of deferred amounts related to FHLB advances, net	1,643	1,804	1,582
Common stock committed to be released for allocation - ESOP	1,179	1,740	2,036
Stock-based compensation	327	498	496
Provision for deferred income taxes	(45,520)	2,047	(1,668)
Gain on the sale of Visa Class B shares	—	—	(7,386)
Net loss from securities transactions	192,622	—	—
Changes in:			
Unrestricted cash collateral from derivative counterparties, net	1,940	12,050	—
Other assets, net	2,528	6,661	12,751
Income taxes payable/receivable, net	(7,303)	(2,197)	105
Other liabilities	(4,372)	(10,823)	(14,306)
Net cash provided by operating activities	47,531	97,301	74,467
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of AFS securities	—	(88,026)	(1,079,351)
Proceeds from calls, maturities and principal reductions of AFS securities	186,860	323,025	594,294
Proceeds from the redemption of FHLB stock	358,491	302,243	25,386
Purchase of FHLB stock	(354,760)	(319,415)	(1,029)
Net change in loans receivable	(520,229)	(381,561)	132,800
Proceeds from sale of participating interest in loans receivable	5,563	—	—
Purchase of premises and equipment	(6,281)	(5,557)	(9,410)
Proceeds from sale of other real estate owned ("OREO")	533	692	194
Proceeds from the sale of Visa Class B shares	—	—	7,386
Proceeds from sale of assets held-for-sale	—	—	2,619
Proceeds from bank-owned life insurance ("BOLI") death benefit	720	1,023	443
Net cash (used in) investing activities	(329,103)	(167,576)	(326,668)

(Continued)

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021 (Dollars in thousands)

	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(83,172)	(103,131)	(117,890)
Net change in deposits	(143,646)	(402,530)	405,988
Proceeds from borrowings	4,293,870	1,454,402	1,143,800
Repayments on borrowings	(3,548,542)	(906,902)	(1,346,800)
Change in advances by borrowers	(17,074)	7,338	7,008
Payment of FHLB prepayment penalties	—	—	(5,077)
Repurchase of common stock	(23,453)	—	(4,568)
Stock options exercised	—	—	324
Net cash provided by financing activities	477,983	49,177	82,785
NET INCREASE / (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	196,411	(21,098)	(169,416)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH:			
Beginning of year	49,194	70,292	239,708
End of year	$ 245,605	$ 49,194	$ 70,292
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Income tax payments	$ 5,424	$ 13,559	$ 13,057
Interest payments	$ 188,908	$ 83,833	$ 83,646

See accompanying notes to consolidated financial statements. (Concluded)

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Capitol Federal Financial, Inc. (the "Company") provides a full range of retail banking services through its wholly-owned subsidiary, Capitol Federal Savings Bank (the "Bank"), a federal savings bank, which has 46 traditional and five in-store banking offices serving primarily the metropolitan areas of Topeka, Wichita, Lawrence, Manhattan, Emporia and Salina, Kansas and portions of the Kansas City metropolitan area. The Bank emphasizes mortgage lending, primarily originating and purchasing one- to four-family loans, and providing personal retail financial services, along with offering commercial banking and lending products.

Basis of Presentation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. The Bank has two wholly owned subsidiaries, Capitol Funds, Inc. and Capital City Investments, Inc. Capitol Funds, Inc. has a wholly-owned subsidiary, Capitol Federal Mortgage Reinsurance Company. Capital City Investments, Inc. is a real estate and investment holding company. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash - Cash, cash equivalents, and restricted cash reported in the statement of cash flows which consisted entirely of cash and cash equivalents at September 30, 2023 and 2022, respectively. Restricted cash relates to the collateral postings to/from the Bank's derivative counterparties associated with the Bank's interest rate swaps. There was no restricted cash included in other assets on the consolidated balance sheet at September 30, 2023 or September 30, 2022. See additional discussion regarding the interest rate swaps in "Note 8. Deposits and Borrowed Funds."

Net Presentation of Cash Flows Related to Borrowings - At times, the Bank enters into certain FHLB advances with contractual maturities of 90 days or less. Cash flows related to these advances are reported on a net basis in the consolidated statements of cash flows.

Securities - Securities include MBS and agency debentures issued primarily by United States Government-Sponsored Enterprises ("GSEs"), including Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and the Federal Home Loan Banks, United States Government agencies, including Government National Mortgage Association (GNMA), corporate bonds, and municipal bonds. Securities are classified as held-to-maturity ("HTM"), AFS, or trading based on management's intention for holding the securities on the date of purchase. Generally, classifications are made in response to liquidity needs, asset/liability management strategies, and the market interest rate environment at the time of purchase.

Accrued interest receivable for all securities is reported in other assets on the consolidated balance sheet and totaled $3.1 million and $4.2 million at September 30, 2023 and 2022, respectively. The Company excludes accrued interest from the amortized cost of securities and does not measure ACL for accrued interest. Interest accrued but not received is reversed against interest income.

Securities that management has the intention and ability to hold to maturity are classified as HTM and reported at amortized cost. Such securities are adjusted for the amortization of premiums and discounts which are recognized as adjustments to interest income over the life of the securities using the level-yield method. At September 30, 2023 and 2022, the portfolio did not contain any securities classified as HTM.

Securities that management may sell if necessary for liquidity or asset management purposes are classified as AFS and reported at fair value, with unrealized gains and non-credit losses reported as a component of AOCI within stockholders' equity, net of deferred income taxes. The amortization of premiums and discounts are recognized as adjustments to interest income over the life of the securities using the level-yield method. Gains or losses on the disposition of AFS securities are recognized using the specific identification method. The Company primarily uses prices obtained from third-party pricing services to determine the fair value of securities. See additional discussion of fair value of AFS securities in "Note 14. Fair Value of Financial Instruments."

Securities that are purchased and held principally for resale in the near future are classified as trading securities and are reported at fair value, with unrealized gains and losses included in non-interest income in the consolidated statements of income. During the fiscal years ended September 30, 2023 and 2022, neither the Company nor the Bank maintained a trading securities portfolio.

Allowance for Credit Losses on AFS Debt Securities - Management monitors AFS debt securities for impairment on an ongoing basis and performs a formal review quarterly. If an AFS debt security is in an unrealized loss position at the time of the quarterly review, the Company first assesses whether it intends to sell, or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost. If either condition is met, the entire loss in fair value is recognized in current earnings. If neither condition is met, and the Company does not expect to recover the amortized cost basis, the Company determines whether the decline in fair value resulted from credit losses or other factors. In making this assessment, management considers the security structure, the cause(s) and severity of the loss, expectations of future performance including recent events specific to the issuer or industry including the issuer's financial condition and current ability to make future payments in a timely manner, and external credit ratings and recent downgrades in such ratings. Management's assessment involves a high degree of subjectivity and judgment that is based on information available at a point in time. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss has occurred, and an ACL is recorded. The ACL is limited by the amount that the fair value is less than the amortized cost basis.

Changes in the ACL on AFS debt securities are recorded as an increase or decrease in the provision for credit losses on the consolidated statements of income. Losses are charged against the ACL on securities when management believes the collectability of an AFS security is in doubt or when either of the conditions regarding intent or requirement to sell is met. Interest accrued on AFS debt securities but not received is also reversed against interest income. As of September 30, 2023 and 2022, the Company did not identify any credit losses related to the Company's AFS debt securities so there was no ACL on AFS debt securities as of those dates.

Loans Receivable - Loans receivable that management has the intention and ability to hold for the foreseeable future are carried at amortized cost, excluding accrued interest. Amortized cost is the amount of unpaid principal, net of undisbursed loan funds, unamortized premiums and discounts, and deferred loan fees and costs. Net loan fees and costs, and premiums and discounts are amortized as yield adjustments to interest income using the level-yield method. Loans are presented on the consolidated balance sheet net of the related ACL.

Interest on loans receivable is accrued based on the principal amount outstanding. Accrued interest receivable for loans is reported in other assets on the consolidated balance sheet and totaled $25.0 million and $19.4 million at September 30, 2023 and 2022, respectively. The Company does not calculate ACL for accrued interest. Interest accrued but not received is reversed against interest income.

Loan endorsements - Certain existing one- to four- family loan customers, including customers whose loans were purchased from a correspondent lender, have the opportunity, for a fee, to endorse their original loan terms to current loan terms being offered by the Bank, without being required to complete the standard application and underwriting process. The fee received for each endorsement is deferred and amortized as an adjustment to interest income over the life of the loan. If the change in loan terms resulting from the endorsement is deemed to be more than minor, all existing unamortized deferred loan origination fees and costs are recognized at the time of endorsement. If the change in loan terms is deemed to be minor, the fee received for the endorsement is added to the net remaining unamortized deferred fee or deferred cost balance.

Troubled debt restructurings - For borrowers experiencing financial difficulties, the Bank may grant a concession to the borrower. Such concessions generally involve extensions of loan maturity dates, the granting of periods during which reduced payment amounts are required, and/or reductions in interest rates. The Bank does not forgive principal or interest, nor does it commit to lend additional funds to these borrowers, except for situations generally involving the capitalization of delinquent interest and/or escrow on one- to four-family loans and consumer loans, not to exceed the original loan amount.

In the case of commercial loans, the Bank generally does not forgive principal or interest or commit to lend additional funds unless the borrower provides additional collateral or other enhancements to improve the credit quality.

Delinquent loans - A loan is considered delinquent when payment has not been received within 30 days of its contractual due date. The number of days delinquent is determined by the number of scheduled payments that remain unpaid, assuming a period of 30 days between each scheduled payment.

Nonaccrual loans - The accrual of income on loans is generally discontinued when interest or principal payments are 90 days in arrears. We also report certain troubled debt restructuring ("TDR") loans as nonaccrual loans that are required to be reported as such pursuant to regulatory reporting requirements. Loans on which the accrual of income has been discontinued are designated as nonaccrual and all delinquent accrued interest is reversed. A nonaccrual one- to four-family or consumer loan is returned to accrual status once the contractual payments have been made to bring the loan less than 90 days past due or, in the case of a TDR loan, the borrower has made the required consecutive loan payments. A nonaccrual commercial loan is returned to accrual status once the loan has been current for a minimum of six months, all fees and interest are paid current, the loan has a sufficient debt service coverage ratio, and the loan is well secured and within policy.

Allowance for Credit Losses on Loans Receivable - The ACL is a valuation amount that is deducted from the amortized cost basis of loans. It represents management's current expectations of total expected credit losses included in the Company's loan portfolio as of the balance sheet date and is determined using relevant information about past events, including historical credit loss experience on loans with similar risk characteristics, current conditions, and reasonable and supportable forecasts, along with the application of qualitative factors when necessary. The ACL is recorded upon origination or purchase of a loan and is updated at subsequent reporting dates. Changes in the ACL are recorded through increases or decreases to the provision for credit losses in the consolidated statements of income. The ACL is an estimate that requires significant judgment including projections of the macroeconomic environment as of a point in time. The macroeconomic environment continuously changes, which can cause fluctuations in estimated expected losses.

The Bank's ACL is measured on a collective ("pool") basis, with loans aggregated into pools based on similar risk characteristics such as collateral type, historical loss experience, loan-to-value ("LTV") for one- to four-family loans, and payment sources for commercial loans. Loans that do not share similar risk characteristics are evaluated on an individual basis. Charge-offs against the related ACL amounts for any loan type may be recorded at any time if the Bank has knowledge of the existence of a probable loss.

One- to four-family loans and consumer home equity loans are deemed to be collateral dependent and individually evaluated for loss when the loan is generally 180 days delinquent, and any identified losses are charged-off at that time. Losses are based on new collateral values obtained through appraisals, less estimated costs to sell. Anticipated private mortgage insurance proceeds are taken into consideration when calculating the loss amount. If the Bank holds the first and second mortgage, both loans are combined when evaluating whether there is a potential loss on the loan. When a non-real estate secured consumer loan is 120 days delinquent, any identified losses are charged-off. Commercial loans are individually evaluated for loss if management determines they exhibit unique risk characteristics. Specific allocations of ACL are established and/or losses are charged-off prior to a loan becoming 120 days delinquent when it is determined, through the analysis of any available current financial information regarding the borrower, that the borrower is not able to service the debt and there is little or no prospect for near term improvement. In the case of secured loans, the loan is deemed to be collateral dependent when this occurs, and the specific allocation of ACL and/or charge-off amount is based on a comparison of the amounts due from the borrower and calculated current fair value of the collateral after consideration of estimated costs to sell.

The primary credit risk characteristics inherent in the one- to four-family and consumer loan portfolios are a decline in economic conditions, such as elevated levels of unemployment or underemployment, and declines in residential real estate values. Any one or a combination of these events may adversely affect the ability of borrowers to repay their loans, resulting in increased delinquencies, non-performing assets, charge-offs, and provisions for credit losses. Although the commercial loan portfolio is subject to the same risk of declines in economic conditions, the primary risk characteristics inherent in this portfolio include the ability of the borrower to sustain sufficient cash flows from leases and business operations, the ability to control operational or business expenses to satisfy their contractual debt payments, and the ability to utilize personal or business resources to pay their contractual debt payments if the cash flows are not sufficient. Additionally, if the Bank were to repossess the secured collateral of a commercial real estate loan, the pool of potential buyers is more limited than that for a residential property. Therefore, the Bank could hold the property for an extended period of time, or be forced to sell at a discounted price, resulting in additional losses. Our commercial and industrial loans are primarily secured by accounts receivable, inventory and equipment, which may be difficult to appraise, may be illiquid and may fluctuate in value based on the success of the business.

For loans evaluated for credit losses on a pool basis, average historical loss rates are calculated for each pool using the Company's historical charge-offs, or peer data when the Company's own historical loss rates are not reflective of future loss expectations, and outstanding loan balances during a historical time period. The historical time periods can be different based on the individual pool and represent management's credit expectations for the pool of loans over the remaining contractual life. Generally, the historical time periods are at least one economic cycle. These historical loss rates are compared to historical data related to economic variables including national unemployment rate, changes in commercial real estate price index, changes in home values, and changes in the United States gross domestic product during the same time periods over which the historical loss rates were calculated, and a correlation is estimated using regression analysis. Each quarter, the Company's model pairs the results of the regression analysis with an economic forecast of these same macroeconomic variables, which is provided by a third party, in order to project future loss rates. The forecast is applied for a reasonable and supportable time period, as determined by management, before reverting back to long-term historical averages at the macroeconomic variable level using a straight-line method. The forecast-adjusted loss rate is applied to the loans over their remaining contractual lives, adjusted for expected prepayments and curtailments. The contractual term excludes expected extensions, renewals and modifications unless there is a reasonable expectation that a TDR will be executed. In the case of revolving lines of credit, since the rate of principal reduction is generally at the discretion of the borrower, remaining contractual lives are calculated by estimating future cash flows expected to be received from the borrower until the outstanding balance has been reduced to zero.

Using all of these inputs, the model generates aggregated estimated cash flows for the time period that remains in each loan's contractual life. These cash flows are discounted back to the reporting date using each loan's effective yield, to arrive at a present value of future cash flows. Each loan pool's ACL is equal to the aggregate shortage, if any, of the present value of future cash flows compared to the amortized cost basis of the loan pool.

Additionally, qualitative factors are considered for items not included in historical loss rates, macroeconomic forecasts, or other model inputs and/or other ACL processes, as deemed appropriate by management's current assessment of risks related to loan portfolio attributes and external factors. Such qualitative factor considerations include changes in the Bank's loan portfolio composition and credit concentrations, changes in the balances and/or trends in asset quality and/or loan credit performance, changes in lending underwriting standards, the effect of other external factors such as significant unique events or conditions, and actual and/or expected changes in economic conditions, real estate values, and/or other economic developments in which the Bank operates. Management assesses the potential impact of such items and adjusts the modeled ACL as deemed appropriate based upon the assessment.

Reserve for Off-Balance Sheet Credit Exposures - The Company's off-balance sheet credit exposures are comprised of unfunded portions of existing loans, such as lines of credit and construction loans, and commitments to originate or purchase loans that are not unconditionally cancellable by the Company. Expected credit losses on these amounts are calculated using the same methodology that is applied in the ACL model and qualitative factors are also considered; however, the estimate of credit risk for off-balance sheet credit exposures also takes into consideration the likelihood that funding of the unfunded amount/commitment will occur. The reserve for these off-balance sheet credit exposures is recorded as a liability and is presented in other liabilities on the consolidated balance sheet. Changes to the reserve on off-balance sheet credit exposures are recorded through increases or decreases to the provision for credit losses on the consolidated statements of income.

Federal Home Loan Bank Stock - As a member of FHLB, the Bank is required to acquire and hold shares of FHLB stock. The Bank's holding requirement varies based on the Bank's activities, primarily the Bank's outstanding borrowings, with FHLB. FHLB stock is carried at cost and is considered a restricted asset because it cannot be pledged as collateral or bought or sold on the open market and it also has certain redemption restrictions. Management conducts a quarterly evaluation to determine if any FHLB stock impairment exists. The quarterly impairment evaluation focuses primarily on the capital adequacy and liquidity of FHLB, while also considering the impact that legislative and regulatory developments may have on FHLB. Stock and cash dividends received on FHLB stock are reflected as dividend income in the consolidated statements of income.

Premises, Equipment, and Leases - Land is carried at cost. Buildings, leasehold improvements, and furniture, fixtures and equipment are carried at cost less accumulated depreciation and leasehold amortization. Buildings, furniture, fixtures and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases. The costs for major improvements and renovations are capitalized, while maintenance, repairs and minor improvements are charged to operating expenses as incurred. Gains and losses on dispositions are recorded as non-interest income or non-interest expense as incurred.

The Company leases real estate property for branches, ATMs, and certain equipment. The Company determines if an arrangement is a lease at inception and if the lease is an operating lease or a finance lease.

Operating lease right-of-use assets represent the Company's right to use an underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets associated with operating leases are recorded in other assets in the Company's consolidated balance sheets. The lease liabilities associated with operating leases are included in other liabilities on the consolidated balance sheets. The period over which the right-of-use asset is amortized is generally the lesser of the expected remaining term or the remaining useful life of the leased asset. The lease liability is decreased as periodic lease payments are made. The Company performs impairment assessments for right-of-use assets when events or changes in circumstances indicate that their carrying values may not be recoverable.

The calculated amounts of the right-of-use assets and lease liabilities are impacted by the length of the lease term and the discount rate used to calculate the present value of the minimum remaining lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If, at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company includes the extended term in the calculation of the right-of-use asset and lease liability. Generally, the Company cannot practically determine the interest rate implicit in the lease, so the Company's incremental borrowing rate is used as the discount rate for the lease. The Company uses FHLB advance interest rates, which have been deemed as the Company's incremental borrowing rate, at lease inception based upon the term of the lease. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Lease expense, variable lease expense and short-term lease expense are included in occupancy expense in the Company's consolidated statements of income. For facility-related leases, the Company elected, by lease class, to not separate lease and non-lease components. Lease expense is recognized on a straight-line basis over the lease term. Variable lease expense primarily represents payments such as common area maintenance, real estate taxes, and utilities and are recognized as expense in the period when those payments are incurred. Short-term lease expense relates to leases with an initial term of 12 months or less. The Company has elected to not record a right-of-use asset or lease liability for short-term leases.

Low Income Housing Partnerships - As part of the Bank's community reinvestment initiatives, the Bank invests in affordable housing limited partnerships ("low income housing partnerships") that make equity investments in affordable housing properties. The Bank is a limited partner in each partnership in which it invests. A separate, unrelated third party is the general partner. The Bank receives affordable housing tax credits and other tax benefits for these investments.

Other Assets - Included in other assets on the consolidated balance sheet are the Company's intangible assets, which consist of goodwill, deposit intangibles and other intangibles.

Goodwill is assessed for impairment on an annual basis, or more frequently in certain circumstances. The test for impairment is performed by comparing the fair value of the reporting unit with its carrying amount. If the fair value is determined to be less than the carrying amount, an impairment is recorded.

The Company's intangible assets primarily relate to core deposits. These intangible assets are amortized based upon the expected economic benefit over an estimated life determined at the time of acquisition and are tested for impairment whenever events or circumstances change.

Interest Rate Swaps - The Company uses interest rate swaps as part of its interest rate risk management strategy to hedge the variable cash outflows associated with certain borrowings. Interest rate swaps are carried at fair value in the Company's consolidated financial statements. For interest rate swaps that are designated and qualify as cash flow hedges, the effective portion of changes in the fair value of such agreements are recorded in AOCI and are subsequently reclassified into interest expense in the period that interest on the borrowings affects earnings. The ineffective portion of the change in fair value of the interest rate swap is recognized directly in earnings. Effectiveness is assessed using regression analysis. At the inception of a hedge, the Company documents certain items, including the relationship between the hedging instrument and the hedged item, the risk management objective and the nature of the risk being hedged, a description of how effectiveness will be measured and an evaluation of hedged transaction effectiveness.

Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income tax expense (benefit) represents the change in deferred income tax assets and liabilities excluding the tax effects of the change in net unrealized gain (loss) on AFS securities and interest rate swaps. Income tax related penalties and interest, if any, are included in income tax expense in the consolidated statements of income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that management considers it more likely than not that a deferred tax asset will not be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed in determining how much of a valuation allowance is recognized on a quarterly basis.

Accounting Standards Codification ("ASC") Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken, or expected to be taken, in a tax return. Interest and penalties related to unrecognized tax benefits are recognized in income tax expense in the consolidated statements of income. Accrued interest and penalties related to unrecognized tax benefits are included within the related tax liabilities line in the consolidated balance sheet.

Employee Stock Ownership Plan - The funds borrowed by the ESOP from the Company to purchase the Company's common stock are being repaid from dividends paid on unallocated ESOP shares and, if necessary, contributions by the Bank. The ESOP shares pledged as collateral are reported as a reduction of stockholders' equity at cost. As ESOP shares are committed to be released from collateral each quarter, the Company records compensation expense based on the average market price of the Company's stock during the quarter. Additionally, the ESOP shares become outstanding for EPS computations once they are committed to be released.

Stock-based Compensation - The Company has share-based plans under which stock options and restricted stock awards have been granted. Compensation expense is recognized over the service period of the share-based payment award. The Company utilizes a fair-value-based measurement method in accounting for the share-based payment transactions. The Company applies the modified prospective method in which compensation cost is recognized over the service period for all awards granted.

Trust Asset Management - Assets (other than cash deposits with the Bank) held in fiduciary or agency capacities for customers are not included in the accompanying consolidated balance sheets, since such items are not assets of the Company or its subsidiaries.

Revenue Recognition - Non-interest income within the scope of ASC Topic 606 is recognized by the Company when performance obligations, under the terms of the contract, are satisfied. This income is measured as the amount of consideration expected to be received in exchange for the providing of services. The majority of the Company's applicable non-interest income continues to be recognized at the time when services are provided to its customers. See "Note 16. Revenue Recognition" for additional information.

Segment Information - As a community-oriented financial institution, substantially all of the Bank's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

Earnings Per Share - Basic EPS is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. Shares issued and shares reacquired during any period are weighted for the portion of the period that they were outstanding.

In computing both basic and diluted EPS, the weighted average number of common shares outstanding includes the ESOP shares previously allocated to participants and shares committed to be released for allocation to participants and shares of restricted stock which have vested. ESOP shares that have not been committed to be released are excluded from the computation of basic and diluted EPS. Unvested restricted stock awards contain nonforfeitable rights to dividends and are treated as participating securities in the computation of EPS pursuant to the two-class method.

Recent Accounting Pronouncements - In March 2022, the Financial Accounting Standards Board (FASB) issued ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclos*ures. This ASU eliminates the accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, this ASU requires that an entity disclose current-period gross write-offs by year of origination for financing receivables within the scope of ASC 326-20, *Financial Instruments-Credit Losses-Measured at Amortized Cost*. This ASU is effective for the Company on October 1, 2023. The Company intends to apply a modified retrospective approach when adopting the ASU. Upon adoption, a cumulative-effect adjustment will be recognized in retained earnings, net of tax. While the adoption of this ASU will result in enhanced disclosures, the adoption of this ASU will not have a material impact on the Company's consolidated financial condition and results of operations.

2. EARNINGS PER SHARE

Shares acquired by the ESOP are not included in basic average shares outstanding until the shares are committed for allocation or vested to an employee's individual account. Unvested shares awarded pursuant to the Company's restricted stock benefit plans are treated as participating securities in the computation of EPS pursuant to the two-class method as they contain nonforfeitable rights to dividends. The two-class method is an earnings allocation that determines EPS for each class of common stock and participating security.

	For the Year Ended September 30,		
	2023	**2022**	**2021**
	(Dollars in thousands, except per share amounts)		
Net (loss) income	$ (101,659)	$ 84,453	$ 76,082
Loss (Income) allocated to participating securities	51	(45)	(50)
Net (loss) income available to common stockholders	$ (101,608)	$ 84,408	$ 76,032
Total basic average common shares outstanding	133,556,864	135,700,447	135,481,232
Effect of dilutive stock options	—	—	14,363
Total diluted average common shares outstanding	133,556,864	135,700,447	135,495,595
Net EPS:			
Basic	$ (0.76)	$ 0.62	$ 0.56
Diluted	$ (0.76)	$ 0.62	$ 0.56
Antidilutive stock options, excluded from the diluted average common shares outstanding calculation	369,421	516,603	206,284

3. SECURITIES

The following tables reflect the amortized cost, estimated fair value, and gross unrealized gains and losses of AFS securities at the dates presented. The majority of the MBS and investment securities portfolios are composed of securities issued by GSEs.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	September 30, 2023			
	(Dollars in thousands)			
MBS	$ 901,440	$ 113	$ 819	$ 900,734
GSE debentures	479,610	—	182	479,428
Corporate bonds	4,000	—	622	3,378
Municipal bonds	942	—	—	942
	$ 1,385,992	$ 113	$ 1,623	$ 1,384,482

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	September 30, 2022			
	(Dollars in thousands)			
MBS	$ 1,243,270	$ 365	$ 155,011	$ 1,088,624
GSE debentures	519,977	—	50,150	469,827
Corporate bonds	4,000	—	305	3,695
Municipal bonds	1,243	—	82	1,161
	$ 1,768,490	$ 365	$ 205,548	$ 1,563,307

The following tables summarize the estimated fair value and gross unrealized losses of those AFS securities on which an unrealized loss at the dates presented was reported and the continuous unrealized loss position for less than 12 months and equal to or greater than 12 months as of the dates presented.

	Less Than 12 Months		Equal to or Greater Than 12 Months	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	September 30, 2023			
	(Dollars in thousands)			
MBS	$ 6,179	$ 109	$ 34,555	$ 710
GSE debentures	—	—	24,818	182
Corporate bonds	—	—	3,378	622
	$ 6,179	$ 109	$ 62,751	$ 1,514

	September 30, 2022						
	Less Than 12 Months				Equal to or Greater Than 12 Months		
	Estimated Fair Value		Unrealized Losses		Estimated Fair Value		Unrealized Losses
	(Dollars in thousands)						
MBS	$	338,013	$	22,563	$ 715,281	$	132,448
GSE debentures		—		—	469,827		50,150
Corporate bonds		3,695		305	—		—
Municipal bonds		1,161		82	—		—
	$	342,869	$	22,950	$ 1,185,108	$	182,598

The unrealized losses at September 30, 2023 were a result of an increase in market yields from the time the securities were purchased. In general, as market yields rise, the fair value of securities will decrease; as market yields fall, the fair value of securities will increase. As of September 30, 2023, management intended to sell securities with an estimated fair value of $1.30 billion; therefore an unrealized loss of $192.6 million associated with those securities was recognized in the consolidated statement of income for the year ended September 30, 2023 as a net loss from securities transactions. Management did not record an ACL on the remaining securities in an unrealized loss position at September 30, 2023 because scheduled coupon payments have been made, management anticipates that the entire principal balance will be collected as scheduled, and neither does the Company intend to sell the securities, nor is it more likely than not that the Company will be required to sell the securities before the recovery of the remaining amortized cost amount, which could be at maturity.

The amortized cost and estimated fair value of AFS debt securities as of September 30, 2023, by contractual maturity, are shown below. Actual principal repayments may differ from contractual maturities due to prepayment or early call privileges by the issuer. In the case of MBS, borrowers on the underlying loans generally have the right to prepay their loans without penalty. For this reason, MBS are not included in the maturity categories.

	Amortized Cost		Estimated Fair Value	
	(Dollars in thousands)			
One year or less	$	72,800	$	72,618
One year through five years		406,810		406,810
Five years through ten years		4,942		4,320
		484,552		483,748
MBS		901,440		900,734
	$	1,385,992	$	1,384,482

The following table presents the taxable and non-taxable components of interest income on investment securities for the periods presented.

	For the Year Ended September 30,					
	2023		2022		2021	
	(Dollars in thousands)					
Taxable	$	3,538	$	3,234	$	2,710
Non-taxable		27		34		115
	$	3,565	$	3,268	$	2,825

The following table summarizes the carrying value of securities pledged as collateral for the obligations indicated below as of the dates presented.

	September 30,			
	2023		**2022**	
	(Dollars in thousands)			
Federal Reserve Bank of Kansas City ("FRB of Kansas City") borrowings	$	519,195	$	46,283
Public unit deposits		178,396		125,496
FHLB advances		—		572,913
	$	697,591	$	744,692

During fiscal year 2021, the Company sold its Visa Class B shares. The proceeds and realized gain related to the sale of the Visa Class B shares were each $7.4 million. All other dispositions of securities during fiscal years 2023, 2022, and 2021 were the result of principal repayments, calls, or maturities. In October 2023, the Bank sold $1.30 billion of AFS securities. The Bank received gross proceeds of $1.27 billion from the sale and realized gross losses of $14.9 million and gross gains of $1.6 million, which will be reported in the Company's consolidated statement of income for fiscal year 2024.

4. LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

Loans receivable, net at September 30, 2023 and 2022 is summarized as follows:

	2023	2022
	(Dollars in thousands)	
One- to four-family:		
Originated	$ 3,978,837	$ 3,988,469
Correspondent purchased	2,405,911	2,201,886
Bulk purchased	137,193	147,939
Construction	69,974	66,164
Total	6,591,915	6,404,458
Commercial:		
Commercial real estate	995,788	745,301
Commercial and industrial	112,953	79,981
Construction	178,746	141,062
Total	1,287,487	966,344
Consumer:		
Home equity	95,723	92,203
Other	9,256	8,665
Total	104,979	100,868
Total loans receivable	7,984,381	7,471,670
Less:		
ACL	23,759	16,371
Deferred loan fees/discounts	31,335	29,736
Premiums/deferred costs	(41,662)	(38,645)
	$ 7,970,949	$ 7,464,208

As of September 30, 2023 and 2022, the Bank serviced loans for others aggregating $44.2 million and $49.8 million, respectively. Such loans are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees withheld from investors and certain charges collected from borrowers, such as late payment fees. The Bank held borrowers' escrow balances on loans serviced for others of $972 thousand and $1.1 million as of September 30, 2023 and 2022, respectively.

Lending Practices and Underwriting Standards - Originating one- to four-family loans is the Bank's primary lending business. The Bank also purchases one- to four-family loans from correspondent lenders and originates consumer loans primarily secured by one- to four-family residential properties and originates and participates in commercial loans. The Bank has a loan concentration in one- to four-family loans and a geographic concentration of these loans in Kansas and Missouri.

One- to four-family loans - Full documentation to support an applicant's credit and income, and sufficient funds to cover all applicable fees and reserves at closing, are required on all loans. Properties securing one- to four-family loans are appraised by either staff appraisers or fee appraisers, both of which are independent of the loan origination function.

The underwriting standards for loans purchased from correspondent lenders are generally similar to the Bank's internal underwriting standards. The underwriting of loans purchased from correspondent lenders on a loan-by-loan basis is performed by the Bank's underwriters.

The Bank also originates owner-occupied construction-to-permanent loans secured by one- to four-family residential real estate. Construction draw requests and the supporting documentation are reviewed and approved by designated personnel. The Bank also performs regular documented inspections of the construction project to ensure the funds are being used for the intended purpose and the project is being completed according to the plans and specifications provided.

Commercial loans - The Bank's commercial real estate and commercial construction loans are originated by the Bank or in participation with a lead bank. When underwriting a commercial real estate or commercial construction loan, several factors are considered, such as the income producing potential of the property, cash equity provided by the borrower, the financial strength of the borrower, managerial expertise of the borrower or tenant, feasibility studies, lending experience with the borrower and the marketability of the property. For commercial real estate and commercial construction participation loans, the Bank performs the same underwriting procedures as if the loan was being originated by the Bank. At the time of origination, LTV ratios on commercial real estate loans generally do not exceed 85% of the appraised value of the property securing the loans and the minimum debt service coverage ratio is generally 1.15. For commercial construction loans, LTV ratios generally do not exceed 80% of the projected appraised value of the property securing the loans and the minimum debt service coverage ratio is generally 1.15, but it applies to the projected cash flows, and the borrower must have successful experience with the construction and operation of properties similar to the subject property. Appraisals on properties securing these loans are performed by independent state certified fee appraisers.

The Bank's commercial and industrial loans are generally made in the Bank's market areas and are underwritten on the basis of the borrower's ability to service the debt from income. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets. In general, commercial and industrial loans involve more credit risk than commercial real estate loans due to the type of collateral securing commercial and industrial loans. As a result of these additional complexities, variables and risks, commercial and industrial loans require more thorough underwriting and servicing than other types of loans.

Consumer loans - The Bank offers a variety of consumer loans, the majority of which are home equity loans and lines of credit for which the Bank also has the first mortgage or the home equity line of credit is in the first lien position. The underwriting standards for consumer loans include a determination of an applicant's payment history on other debts and an assessment of an applicant's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of an applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security in relation to the proposed loan amount.

Credit Quality Indicators - Based on the Bank's lending emphasis and underwriting standards, management has segmented the loan portfolio into three segments: (1) one- to four-family; (2) consumer; and (3) commercial. See discussion regarding the credit risks for these loan segments in "Note 1. Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans Receivable." These segments are further divided into classes for purposes of providing disaggregated credit quality information about the loan portfolio. The classes are: one- to four-family - originated, one- to four-family - correspondent purchased, one- to four-family - bulk purchased, consumer - home equity, consumer - other, commercial - commercial real estate, and commercial - commercial and industrial. One- to four-family construction loans are included in the originated class and commercial construction loans are included in the commercial real estate class. As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to loan classification and delinquency status.

Loan Classification - In accordance with the Bank's asset classification policy, management regularly reviews the problem loans in the Bank's portfolio to determine whether any loans require classification. Loan classifications are defined as follows:
- Special mention - These loans are performing loans on which known information about the collateral pledged or the possible credit problems of the borrower(s) have caused management to have doubts as to the ability of the borrower(s) to comply with present loan repayment terms and which may result in the future inclusion of such loans in the nonaccrual loan categories.
- Substandard - A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those characterized by the distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.
- Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts and conditions and values highly questionable and improbable.
- Loss - Loans classified as loss are considered uncollectible and of such little value that their continuance as assets on the books is not warranted.

The following table sets forth, as of the dates indicated, the amortized cost of loans by class of financing receivable, year of origination or most recent credit decision, and loan classification. All revolving lines of credit and revolving lines of credit converted to term loans are presented separately, regardless of origination year. Loans classified as doubtful or loss are individually evaluated for loss. At September 30, 2023 and September 30, 2022, there were no loans classified as doubtful, and all loans classified as loss were fully charged-off.

	September 30, 2023								
	Current Fiscal Year	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020	Fiscal Year 2019	Prior Years	Revolving Line of Credit	Revolving Line of Credit Converted to Term	Total
	(Dollars in thousands)								
One- to four-family:									
Originated									
Pass	$ 318,569	$ 597,298	$ 874,518	$568,081	$251,773	$1,398,616	$ —	$ —	$4,008,855
Special Mention	—	1,883	1,468	767	1,863	8,067	—	—	14,048
Substandard	292	155	221	564	939	7,954	—	—	10,125
Correspondent purchased									
Pass	346,084	517,976	607,968	246,926	62,744	643,520	—	—	2,425,218
Special Mention	308	674	1,674	420	357	1,133	—	—	4,566
Substandard	—	—	—	564	—	5,402	—	—	5,966
Bulk purchased									
Pass	—	—	—	—	—	134,464	—	—	134,464
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	3,208	—	—	3,208
	665,253	1,117,986	1,485,849	817,322	317,676	2,202,364	—	—	6,606,450
Commercial:									
Commercial real estate									
Pass	403,269	301,164	208,942	81,478	82,027	79,170	10,448	—	1,166,498
Special Mention	2,483	—	—	—	—	—	—	—	2,483
Substandard	67	—	—	594	219	255	—	—	1,135
Commercial and industrial									
Pass	30,206	23,166	11,740	3,228	2,693	748	27,104	—	98,885
Special Mention	13,191	—	—	—	—	—	699	—	13,890
Substandard	—	—	—	73	—	82	—	—	155
	449,216	324,330	220,682	85,373	84,939	80,255	38,251	—	1,283,046
Consumer:									
Home equity									
Pass	5,501	5,624	1,955	1,069	746	2,224	72,119	6,205	95,443
Special Mention	—	46	—	—	—	21	62	195	324
Substandard	—	—	—	—	—	15	125	48	188
Other									
Pass	4,758	2,693	787	338	133	129	412	—	9,250
Special Mention	—	—	—	4	—	—	—	1	5
Substandard	2	—	—	—	—	—	—	—	2
	10,261	8,363	2,742	1,411	879	2,389	72,718	6,449	105,212
Total	$1,124,730	$1,450,679	$1,709,273	$904,106	$403,494	$2,285,008	$ 110,969	$ 6,449	$7,994,708

76

	September 30, 2022							
	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018	Prior Years	Revolving Line of Credit	Total
	(Dollars in thousands)							
One- to four-family:								
Originated								
Pass	$ 563,460	$ 930,019	$ 624,274	$ 281,342	$ 212,037	$ 1,406,444	$ —	$4,017,576
Special Mention	47	457	1,111	518	428	7,641	—	10,202
Substandard	158	—	278	1,106	256	8,968	—	10,766
Correspondent purchased								
Pass	494,854	651,363	273,626	69,752	104,150	627,390	—	2,221,135
Special Mention	—	—	—	355	1,186	1,197	—	2,738
Substandard	—	—	—	168	513	4,783	—	5,464
Bulk purchased								
Pass	—	—	—	—	—	144,840	—	144,840
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	3,637	—	3,637
	1,058,519	1,581,839	899,289	353,241	318,570	2,204,900	—	6,416,358
Commercial:								
Commercial real estate								
Pass	366,794	221,001	111,689	86,456	41,322	46,383	7,436	881,081
Special Mention	565	—	—	—	—	—	—	565
Substandard	436	—	594	221	239	30	—	1,520
Commercial and industrial								
Pass	38,442	17,453	5,708	4,212	919	630	11,413	78,777
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	78	—	73	10	1,052	1,213
	406,237	238,454	118,069	90,889	42,553	47,053	19,901	963,156
Consumer:								
Home equity								
Pass	6,447	2,375	1,486	982	992	2,020	77,448	91,750
Special Mention	—	66	—	—	—	—	233	299
Substandard	—	—	—	18	—	3	331	352
Other								
Pass	4,207	1,977	843	408	651	201	369	8,656
Special Mention	—	—	7	—	—	—	—	7
Substandard	1	—	—	—	—	—	—	1
	10,655	4,418	2,336	1,408	1,643	2,224	78,381	101,065
Total	$1,475,411	$ 1,824,711	$1,019,694	$ 445,538	$ 362,766	$ 2,254,177	$ 98,282	$7,480,579

Delinquency Status - The following tables set forth, as of the dates indicated, the amortized cost of current loans, loans 30 to 89 days delinquent, and loans 90 or more days delinquent or in foreclosure ("90+/FC"), by class of financing receivable and year of origination or most recent credit decision as of the dates indicated. All revolving lines of credit and revolving lines of credit converted to term loans are presented separately, regardless of origination year.

	September 30, 2023								
	Current Fiscal Year	**Fiscal Year 2022**	**Fiscal Year 2021**	**Fiscal Year 2020**	**Fiscal Year 2019**	**Prior Years**	**Revolving Line of Credit**	**Revolving Line of Credit Converted to Term**	**Total**
	(Dollars in thousands)								
One- to four-family:									
Originated									
Current	$ 318,211	$ 598,283	$ 875,563	$ 567,975	$ 253,546	$ 1,407,090	$ —	$ —	$ 4,020,668
30-89	358	898	644	1,437	820	5,960	—	—	10,117
90+/FC	292	155	—	—	209	1,587	—	—	2,243
Correspondent purchased									
Current	346,084	518,650	608,573	247,346	62,652	643,739	—	—	2,427,044
30-89	308	—	1,069	564	449	2,862	—	—	5,252
90+/FC	—	—	—	—	—	3,454	—	—	3,454
Bulk purchased									
Current	—	—	—	—	—	136,577	—	—	136,577
30-89	—	—	—	—	—	153	—	—	153
90+/FC	—	—	—	—	—	942	—	—	942
	665,253	1,117,986	1,485,849	817,322	317,676	2,202,364	—	—	6,606,450
Commercial:									
Commercial real estate									
Current	404,867	301,164	208,942	81,478	82,027	79,188	10,448	—	1,168,114
30-89	36	—	—	—	—	—	—	—	36
90+/FC	916	—	—	594	219	237	—	—	1,966
Commercial and industrial									
Current	43,397	23,166	11,740	3,228	2,690	748	27,684	—	112,653
30-89	—	—	—	—	2	—	57	—	59
90+/FC	—	—	—	73	1	82	62	—	218
	449,216	324,330	220,682	85,373	84,939	80,255	38,251	—	1,283,046
Consumer:									
Home equity									
Current	5,428	5,631	1,955	990	746	2,195	71,986	6,312	95,243
30-89	73	39	—	79	—	50	239	125	605
90+/FC	—	—	—	—	—	15	81	11	107
Other									
Current	4,737	2,613	765	338	132	129	412	—	9,126
30-89	17	80	22	4	1	—	—	1	125
90+/FC	6	—	—	—	—	—	—	—	6
	10,261	8,363	2,742	1,411	879	2,389	72,718	6,449	105,212
Total	$ 1,124,730	$ 1,450,679	$ 1,709,273	$ 904,106	$ 403,494	$ 2,285,008	$ 110,969	$ 6,449	$ 7,994,708

| | September 30, 2022 | | | | | | | |
	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018	Prior Years	Revolving Line of Credit	Total
	(Dollars in thousands)							
One- to four-family:								
Originated								
Current	$ 563,507	$ 930,476	$ 625,110	$ 282,598	$ 212,549	$ 1,417,268	$ —	$4,031,508
30-89	—	—	553	—	64	3,506	—	4,123
90+/FC	158	—	—	368	108	2,279	—	2,913
Correspondent purchased								
Current	494,854	651,363	273,626	70,107	105,336	629,150	—	2,224,436
30-89	—	—	—	—	—	1,117	—	1,117
90+/FC	—	—	—	168	513	3,103	—	3,784
Bulk purchased								
Current	—	—	—	—	—	146,399	—	146,399
30-89	—	—	—	—	—	921	—	921
90+/FC	—	—	—	—	—	1,157	—	1,157
	1,058,519	1,581,839	899,289	353,241	318,570	2,204,900	—	6,416,358
Commercial:								
Commercial real estate								
Current	367,795	221,001	111,689	86,456	41,322	46,383	7,436	882,082
30-89	—	—	—	—	—	—	—	—
90+/FC	—	—	594	221	239	30	—	1,084
Commercial and industrial								
Current	38,442	17,453	5,786	4,212	919	630	12,465	79,907
30-89	—	—	—	—	—	—	—	—
90+/FC	—	—	—	—	73	10	—	83
	406,237	238,454	118,069	90,889	42,553	47,053	19,901	963,156
Consumer:								
Home equity								
Current	6,447	2,441	1,429	1,000	980	1,999	77,633	91,929
30-89	—	—	57	—	12	24	226	319
90+/FC	—	—	—	—	—	—	153	153
Other								
Current	4,205	1,964	844	404	651	201	368	8,637
30-89	2	13	6	4	—	—	1	26
90+/FC	1	—	—	—	—	—	—	1
	10,655	4,418	2,336	1,408	1,643	2,224	78,381	101,065
Total	$1,475,411	$1,824,711	$1,019,694	$ 445,538	$ 362,766	$ 2,254,177	$ 98,282	$7,480,579

Delinquent and Nonaccrual Loans - The following tables present the amortized cost, at the dates indicated, by class, of loans 30 to 89 days delinquent, loans 90 or more days delinquent or in foreclosure, total delinquent loans, current loans, and total loans. At September 30, 2023 and 2022, all loans 90 or more days delinquent were on nonaccrual status. The increase in loans 30 to 89 days delinquent during the current year was due mainly to delinquencies returning to more historical levels as government payment assistance programs expired.

	September 30, 2023				
	30 to 89 Days Delinquent	90 or More Days Delinquent or in Foreclosure	Total Delinquent Loans	Current Loans	Total Amortized Cost
	(Dollars in thousands)				
One- to four-family:					
Originated	$ 10,117	$ 2,243	$ 12,360	$ 4,020,668	$ 4,033,028
Correspondent purchased	5,252	3,454	8,706	2,427,044	2,435,750
Bulk purchased	153	942	1,095	136,577	137,672
Commercial:					
Commercial real estate	36	1,966	2,002	1,168,114	1,170,116
Commercial and industrial	59	218	277	112,653	112,930
Consumer:					
Home equity	605	107	712	95,243	95,955
Other	125	6	131	9,126	9,257
	$ 16,347	$ 8,936	$ 25,283	$ 7,969,425	$ 7,994,708

	September 30, 2022				
	30 to 89 Days Delinquent	90 or More Days Delinquent or in Foreclosure	Total Delinquent Loans	Current Loans	Total Amortized Cost
	(Dollars in thousands)				
One- to four-family:					
Originated	$ 4,123	$ 2,913	$ 7,036	$ 4,031,508	$ 4,038,544
Correspondent purchased	1,117	3,784	4,901	2,224,436	2,229,337
Bulk purchased	921	1,157	2,078	146,399	148,477
Commercial:					
Commercial real estate	—	1,084	1,084	882,082	883,166
Commercial and industrial	—	83	83	79,907	79,990
Consumer:					
Home equity	319	153	472	91,929	92,401
Other	26	1	27	8,637	8,664
	$ 6,506	$ 9,175	$ 15,681	$ 7,464,898	$ 7,480,579

The amortized cost of mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process as of September 30, 2023 and 2022 was $2.5 million and $2.0 million, respectively, which is included in loans 90 or more days delinquent or in foreclosure in the tables above.   The carrying value of residential OREO held as a result of obtaining physical possession upon completion of a foreclosure or through completion of a deed in lieu of foreclosure was $219 thousand at September 30, 2023 and $328 thousand at September 30, 2022.

The following table presents the amortized cost at September 30, 2023 and September 30, 2022, by class, of loans classified as nonaccrual. Additionally, the amortized cost of nonaccrual loans that had no related ACL is presented, all of which were individually evaluated for loss and any identified losses have been charged off.

| | 2023 | | 2022 | |
	Nonaccrual Loans	Nonaccrual Loans with No ACL	Nonaccrual Loans	Nonaccrual Loans with No ACL
	(Dollars in thousands)			
One- to four-family:				
Originated	$ 2,457	$ 471	$ 3,135	$ 1,018
Correspondent purchased	3,739	285	3,784	304
Bulk purchased	942	630	1,157	630
Commercial:				
Commercial real estate	1,984	446	1,084	449
Commercial and industrial	218	155	161	161
Consumer:				
Home equity	107	3	172	19
Other	6	—	1	—
	$ 9,453	$ 1,990	$ 9,494	$ 2,581

TDRs - The following tables present the amortized cost for the periods presented, prior to restructuring and immediately after restructuring in all loans restructured during the years presented. These tables do not reflect the amortized cost at the end of the periods indicated. Any increase in the amortized cost at the time of the restructuring was generally due to the capitalization of delinquent interest and/or escrow balances.

| | For the Year Ended September 30, 2023 | | |
	Number of Contracts	Pre- Restructured Outstanding	Post- Restructured Outstanding
		(Dollars in thousands)	
One- to four-family:			
Originated	1	$ 110	$ 110
Correspondent purchased	1	282	285
Bulk purchased	1	239	257
Commercial:			
Commercial real estate	—	—	—
Commercial and industrial	—	—	—
Consumer:			
Home equity	1	38	38
Other	—	—	—
	4	$ 669	$ 690

	For the Year Ended September 30, 2022		
	Number of Contracts	Pre- Restructured Outstanding	Post- Restructured Outstanding
		(Dollars in thousands)	
One- to four-family:			
Originated	3	$ 156	$ 156
Correspondent purchased	—	—	—
Bulk purchased	—	—	—
Commercial:			
Commercial real estate	—	—	—
Commercial and industrial	2	124	124
Consumer:			
Home equity	1	19	19
Other	—	—	—
	6	$ 299	$ 299

	For the Year Ended September 30, 2021		
	Number of Contracts	Pre- Restructured Outstanding	Post- Restructured Outstanding
		(Dollars in thousands)	
One- to four-family:			
Originated	7	$ 1,685	$ 1,576
Correspondent purchased	—	—	—
Bulk purchased	—	—	—
Commercial:			
Commercial real estate	—	—	—
Commercial and industrial	—	—	—
Consumer:			
Home equity	—	—	—
Other	—	—	—
	7	$ 1,685	$ 1,576

The following table provides information on TDRs that became delinquent during the periods presented within 12 months after being restructured.

	For the Years Ended					
	September 30, 2023		September 30, 2022		September 30, 2021	
	Number of Contracts	Amortized Cost	Number of Contracts	Amortized Cost	Number of Contracts	Amortized Cost
			(Dollars in thousands)			
One- to four-family:						
Originated	1	$ 8	2	$ 697	—	$ —
Correspondent purchased	—	—	—	—	—	—
Bulk purchased	—	—	—	—	—	—
Commercial:						
Commercial real estate	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer:						
Home equity	—	—	1	19	—	—
Other	—	—	—	—	—	—
	1	$ 8	3	$ 716	—	$ —

Allowance for Credit Losses - The following table summarizes ACL activity, by loan portfolio segment, for the periods presented. The Bank adopted ASU 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments* ("CECL") on October 1, 2020.

	For the Year Ended September 30, 2023						
	One- to Four-Family						
	Originated	**Correspondent Purchased**	**Bulk Purchased**	**Total**	**Commercial**	**Consumer**	**Total**
	(Dollars in thousands)						
Beginning balance	$ 2,066	$ 2,734	$ 206	$5,006	$ 11,120	$ 245	$ 16,371
Charge-offs	—	—	—	—	(75)	(40)	(115)
Recoveries	6	—	—	6	1	2	9
Provision for credit losses	77	238	1	316	7,134	44	7,494
Ending balance	$ 2,149	$ 2,972	$ 207	$5,328	$ 18,180	$ 251	$ 23,759

The increase in ACL during the current year was primarily a result of the outlook for worsening economic forecast conditions compared to the prior year, along with a reduction in the projected prepayment speeds used in the model for all loan categories.

	For the Year Ended September 30, 2022						
	One- to Four-Family						
	Originated	**Correspondent Purchased**	**Bulk Purchased**	**Total**	**Commercial**	**Consumer**	**Total**
	(Dollars in thousands)						
Beginning balance	$ 1,612	$ 2,062	$ 304	$3,978	$ 15,652	$ 193	$ 19,823
Charge-offs	(9)	—	—	(9)	(40)	(21)	(70)
Recoveries	138	—	—	138	101	17	256
Provision for credit losses	325	672	(98)	899	(4,593)	56	(3,638)
Ending balance	$ 2,066	$ 2,734	$ 206	$5,006	$ 11,120	$ 245	$ 16,371

	For the Year Ended September 30, 2021						
	One- to Four-Family						
	Originated	**Correspondent Purchased**	**Bulk Purchased**	**Total**	**Commercial**	**Consumer**	**Total**
	(Dollars in thousands)						
Beginning balance	$ 6,085	$ 2,691	$ 467	$9,243	$ 21,800	$ 484	$ 31,527
Adoption of CECL	(4,452)	(367)	436	(4,383)	(193)	(185)	(4,761)
Balance at October 1, 2020	1,633	2,324	903	4,860	21,607	299	26,766
Charge-offs	(164)	—	(21)	(185)	(515)	(15)	(715)
Recoveries	144	—	—	144	50	43	237
Provision for credit losses	(1)	(262)	(578)	(841)	(5,490)	(134)	(6,465)
Ending balance	$ 1,612	$ 2,062	$ 304	$3,978	$ 15,652	$ 193	$ 19,823

The key assumptions in the Company's ACL model at September 30, 2023 include the economic forecast, the forecast and reversion to mean time periods, and prepayment and curtailment assumptions. Management also considered certain qualitative factors when evaluating the adequacy of the ACL at September 30, 2023. The key assumptions utilized in estimating the Company's ACL at September 30, 2023 are discussed below.

- *Economic Forecast* - Management considered several economic forecasts provided by a third party and selected a weighted economic forecast that was the most appropriate considering the facts and circumstances at September 30, 2023. The forecasted economic indices applied to the model at September 30, 2023 were the national unemployment rate, changes in commercial real estate price index, changes in home values, and changes in the U.S. gross domestic product. The economic index most impactful to all loan pools within the model at September 30, 2023 was the national unemployment rate. The forecasted national unemployment rate in the economic scenario selected by management at September 30, 2023 had the national unemployment rate gradually increasing to 4.1% by September 30, 2024 which was the end of our four quarter forecast time period.
- *Forecast and reversion to mean time periods* - The forecasted time period and the reversion to mean time period were each four quarters for all of the economic indices at September 30, 2023.
- *Prepayment and curtailment assumptions* - The assumptions used at September 30, 2023 were generally based on actual historical prepayment and curtailment speeds, adjusted by management as deemed necessary. The prepayment and curtailment assumptions vary for each respective loan pool in the model.
- *Qualitative factors* - The qualitative factors applied by management at September 30, 2023 included the following:
  ◦ The economic uncertainties related to the unemployment rate, the labor force composition, and the labor participation rate that are not captured in the third-party economic forecast scenarios; and
  ◦ Other management considerations related to commercial loans to account for credit risks not fully reflected in the discounted cash flow model.

***Reserve for Off-Balance Sheet Credit Exposures* -** The following is a summary of the changes in reserve for off-balance sheet credit exposures during the periods indicated. At September 30, 2023 and 2022, the Bank's off-balance sheet credit exposures totaled $837.7 million and $992.6 million, respectively.

	For the Years Ended	
	September 30, 2023	September 30, 2022
	(Dollars in thousands)	
Beginning balance	$ 4,751	$ 5,743
(Release)/provision for credit losses	(656)	(992)
Ending balance	$ 4,095	$ 4,751

5. PREMISES, EQUIPMENT AND LEASES

A summary of the net carrying value of premises and equipment at September 30, 2023 and 2022 was as follows:

	2023	2022
	(Dollars in thousands)	
Land	$ 16,045	$ 16,222
Building and improvements	123,830	122,196
Furniture, fixtures and equipment	52,364	49,795
Total premises and equipment	192,239	188,213
Less accumulated depreciation	100,708	93,393
Premises and equipment, net	$ 91,531	$ 94,820

The Company leases real estate for branches, ATMs, and certain equipment. These leases have remaining terms that range from three months to 44 years, some of which include exercising renewal options that the Company considers to be reasonably certain. A right-of-use asset of $11.3 million and $11.6 million was included in other assets and a lease liability of $11.6 million and $11.8 million was included in other liabilities on the consolidated balance sheets, as of September 30, 2023 and September 30, 2022 respectively. As of September 30, 2023, for the Company's operating leases, the weighted average remaining lease term was 24.0 years and the weighted average discount rate was 2.59%.

During fiscal year 2021, management decided to relocate one of the Bank's branches. As a result, the Company classified the branch location as held-for-sale and subsequently sold the property. The sale of this property resulted in a loss of $940 thousand, which was included in other non-interest expense on the consolidated statements of income.

The following table presents lease expenses and supplemental cash flow information related to the Company's leases for the years indicated.

	For the Year Ended September 30,		
	2023	2022	2021
	(Dollars in thousands)		
Operating lease expense	$ 1,307	$ 1,397	$ 1,404
Variable lease expense	189	164	176
Short-term lease expense	41	2	2
Cash paid for amounts included in the measurement of lease liabilities	1,211	1,312	1,301

The following table presents future minimum payments, rounded to the nearest thousand, for operating leases with initial or remaining terms in excess of one year as of September 30, 2023 (dollars in thousands):

Fiscal year 2024	$ 1,134
Fiscal year 2025	899
Fiscal year 2026	851
Fiscal year 2027	808
Fiscal year 2028	804
Thereafter	12,146
Total future minimum lease payments	16,642
Amounts representing interest	(5,020)
Present value of net future minimum lease payments	$ 11,622

6. LOW INCOME HOUSING PARTNERSHIPS

The Bank's investment in low income housing partnerships, which is included in other assets in the consolidated balance sheets, was $121.8 million and $111.9 million at September 30, 2023 and 2022, respectively. The Bank's obligations related to unfunded commitments, which are included in other liabilities in the consolidated balance sheets, were $63.6 million and $57.9 million at September 30, 2023 and 2022, respectively. The majority of the commitments at September 30, 2023 are projected to be funded through the end of calendar year 2026.

For fiscal years 2023, 2022, and 2021, the net income tax benefit associated with these investments, which consists of proportional amortization expense and affordable housing tax credits and other related tax benefits, was reported in income tax expense in the consolidated statements of income. The amount of proportional amortization expense recognized during fiscal years 2023, 2022 and 2021 was $10.1 million, $9.3 million and $8.4 million, respectively, and the amount of affordable housing tax credits and other related tax benefits was $12.4 million, $11.6 million and $10.5 million, respectively, resulting in a net income tax benefit of $2.3 million, $2.3 million and $2.1 million, respectively. There were no impairment losses during fiscal years 2023, 2022, or 2021 resulting from the forfeiture or ineligibility of tax credits or other circumstances.

7. INTANGIBLE ASSETS

Changes in the carrying amount of the Company's intangible assets associated with an acquisition in 2018, which are included in other assets on the consolidated balance sheet, are presented in the following table.

	Goodwill		Core Deposit and Other Intangibles	
	(Dollars in thousands)			
Balance at September 30, 2020	$	9,324	$	5,539
Less: Amortization		—		(1,578)
Balance at September 30, 2021		9,324		3,961
Less: Amortization		—		(1,372)
Balance at September 30, 2022		9,324		2,589
Less: Amortization		—		(1,069)
Balance at September 30, 2023	$	9,324	$	1,520

As of September 30, 2023, there was no impairment recorded on goodwill or other intangible assets.

The estimated amortization expense for the next five years related to the core deposit and other intangible assets as of September 30, 2023 is presented in the following table (dollars in thousands):

2024	$ 774
2025	523
2026	223
2027	—
2028	—

8. DEPOSITS AND BORROWED FUNDS

Deposits - Non-interest-bearing deposits totaled $558.3 million and $591.4 million as of September 30, 2023 and 2022, respectively. Certificates of deposit with a minimum denomination of $250 thousand were $521.0 million and $334.3 million as of September 30, 2023 and 2022, respectively. Deposits in excess of $250 thousand may not be fully insured by the Federal Deposit Insurance Corporation.

Borrowings - Borrowings at September 30, 2023 consisted of $2.38 billion in FHLB advances, of which $2.02 billion were fixed-rate advances and $365.0 million were variable-rate advances, and $500.0 million of borrowings from the Federal Reserve's Bank Term Funding Program ("BTFP"). There were no borrowings against the variable-rate FHLB line of credit at September 30, 2023. FHLB borrowings at September 30, 2022 consisted of $2.06 billion in FHLB advances, of which $1.70 billion were fixed-rate advances and $365.0 million were variable-rate advances, and $75.0 million of borrowings against the variable-rate FHLB line of credit. Additionally, the Bank is authorized to borrow from the Federal Reserve Bank's "discount window" but there were no such borrowings at September 30, 2023 or 2022.

FHLB advances and BTFP borrowings at September 30, 2023 and 2022 were comprised of the following:

	2023	2022
	(Dollars in thousands)	
FHLB advances	$ 2,382,828	$ 2,062,500
BTFP borrowings	500,000	—
Deferred prepayment penalty - FHLB advances	(3,703)	(5,346)
	$ 2,879,125	$ 2,057,154
Weighted average contractual interest rate on FHLB advances	3.41%	2.42%
Weighted average effective interest rate on FHLB advances[1]	3.06	2.44
Weighted average contractual interest rate on BTFP borrowings	4.70	—

(1) The effective interest rate includes the net impact of deferred amounts and interest rate swaps related to the adjustable-rate FHLB advances.

FHLB borrowings are secured by certain qualifying loans pursuant to a blanket collateral agreement with FHLB and certain securities, when necessary. Per FHLB's lending guidelines, total FHLB borrowings cannot exceed 40% of a borrowing institution's regulatory total assets without the pre-approval of FHLB senior management. In July 2023, the president of FHLB approved an increase, through October 2023, in the Bank's FHLB borrowing limit to 50% of Bank Call Report total assets. In October 2023, the president of the FHLB approved the increase to 50% through October 2024. At September 30, 2023, the ratio of the par value of the Bank's FHLB borrowings to the Bank's Call Report total assets was 23%.

The amount that can be borrowed under the BTFP is based upon the par value of securities pledged as collateral, the term can be up to one year in length, and the borrowings can be prepaid without penalty. Advances can be requested under the BTFP until at least March 11, 2024. Subsequent to September 30, 2023, the Bank repaid the $500.0 million of BTFP borrowings.

At both September 30, 2023 and 2022, the Bank had entered into interest rate swap agreements with a total notional amount of $365.0 million in order to hedge the variable cash flows associated with $365.0 million of adjustable-rate FHLB advances. At September 30, 2023 and 2022, the interest rate swap agreements had an average remaining term to maturity of 2.1 years and 3.1 years, respectively. The interest rate swaps were designated as cash flow hedges and involved the receipt of variable amounts from a counterparty in exchange for the Bank making fixed-rate payments over the life of the interest rate swap agreements. At September 30, 2023 and September 30, 2022, the interest rate swaps were in a gain position with a total fair value of $13.0 million and $12.5 million, respectively, which was reported in other assets on the consolidated balance sheet. During fiscal year 2023, $5.6 million was reclassified from AOCI as a decrease to interest expense. During fiscal year 2022, $5.1 million was reclassified from AOCI as an increase to interest expense. At September 30, 2023, the Company estimated that $7.9 million of interest expense associated with the interest rate swaps would be reclassified from AOCI as a decrease to interest expense on FHLB borrowings during the next 12 months. The Bank has minimum collateral posting thresholds with its derivative counterparties and posts collateral on a daily basis. The Bank held cash collateral of $14.0 million at September 30, 2023 and $12.1 million at September 30, 2022.

During the current and prior year, the Bank utilized a leverage strategy (the "leverage strategy") to increase earnings. The leverage strategy involved borrowing up to $2.60 billion by entering into short-term FHLB advances, depending on the rates offered by FHLB, with all of the balance being paid down at each quarter end, or earlier if the strategy is not profitable. The proceeds of the borrowings, net of the required FHLB stock holdings, were deposited at the FRB of Kansas City.

During the year ended September 30, 2021, the Bank terminated interest rate swaps with a notional amount of $200.0 million which were tied to FHLB advances totaling $200.0 million. The interest rate swaps were designated as cash flow hedges and involved the receipt of variable amounts from a counterparty in exchange for the Bank making fixed-rate payments over the life of the interest rate swap agreements. Since it was management's intention to prepay the related FHLB advances, it was no longer probable that the original forecasted transactions subject to the cash flow hedges would occur. Therefore, the termination of the interest rate swaps resulted in the reclassification of unrealized losses, net of tax, totaling $3.6 million ($4.8 million pretax) from AOCI into earnings.

During the year ended September 30, 2021, the Bank prepaid fixed-rate FHLB advances totaling $400.0 million with a weighted average contractual interest rate of 1.29% and a weighted average remaining term of 0.9 years, and replaced these advances with fixed-rate FHLB advances totaling $400.0 million with a weighted average contractual interest rate of 0.80% and a weighted average term of 5.0 years. The Bank paid penalties of $5.1 million to FHLB as a result of prepaying these FHLB advances. The weighted average effective interest rate of the new advances was 1.03%. The majority of the prepayment penalties are being recognized in interest expense over the life of the new FHLB advances.

Scheduled Repayment of Borrowed Funds and Maturity of Certificates of Deposit - The following table presents the scheduled repayment of FHLB advances and BTFP borrowings, at par, and the maturity of certificates of deposit as of September 30, 2023. With the exception of amortizing advances, FHLB advances are payable at maturity Amortizing FHLB advances are presented based on scheduled repayment dates. At September 30, 2023, the Bank's FHLB advances had maturities ranging from November 2023 to June 2028. At September 30, 2023, the BTFP borrowings maturity date was May 6, 2024.

	Borrowings	Certificates of Deposit Amount
	(Dollars in thousands)	
2024	$ 1,019,672	$ 1,490,023
2025	679,672	681,402
2026	604,672	361,295
2027	427,172	138,297
2028	151,640	58,973
Thereafter	—	202
	$ 2,882,828	$ 2,730,192

9. INCOME TAXES

Income tax expense for the years ended September 30, 2023, 2022, and 2021 consisted of the following:

	2023	2022	2021
	(Dollars in thousands)		
Current:			
Federal	$ 6,789	$ 17,105	$ 17,586
State	1,435	3,598	4,028
	8,224	20,703	21,614
Deferred:			
Federal	(39,209)	1,632	(1,405)
State	(6,311)	415	(263)
	(45,520)	2,047	(1,668)
	$ (37,296)	$ 22,750	$ 19,946

The Company's effective tax rates were 26.8%, 21.2%, and 20.8% for the years ended September 30, 2023, 2022, and 2021, respectively. The differences between such effective rates and the statutory Federal income tax rate computed on income before income tax expense resulted from the following:

	2023		2022		2021	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Federal income tax expense computed at statutory Federal rate	$ (29,180)	21.0 %	$ 22,513	21.0 %	$ 20,166	21.0 %
Increases (decreases) in taxes resulting from:						
State taxes, net of Federal tax effect	(5,412)	3.9	3,399	3.2	3,102	3.2
Low income housing tax credits, net	(2,303)	1.6	(2,238)	(2.1)	(2,085)	(2.1)
ESOP related expenses, net	(652)	0.5	(641)	(0.6)	(662)	(0.7)
Other	251	(0.2)	(283)	(0.3)	(575)	(0.6)
	$ (37,296)	26.8 %	$ 22,750	21.2 %	$ 19,946	20.8 %

The components of the net deferred income tax assets (liabilities) as of September 30, 2023 and 2022 were as follows:

	2023	2022
	(Dollars in thousands)	
Deferred income tax assets:		
Net loss on securities transactions	$ 47,006	$ —
ACL	4,989	3,438
Lease liabilities	2,835	2,883
ESOP compensation	1,510	1,472
Salaries, deferred compensation and employee benefits	1,269	2,044
Reserve for off-balance sheet credit exposures	999	1,159
Unrealized loss on AFS securities	368	50,064
Net purchase discounts related to acquired loans	149	102
Low income housing partnerships	92	337
Other	912	891
Gross deferred income tax assets	60,129	62,390
Valuation allowance	(30)	(80)
Gross deferred income tax asset, net of valuation allowance	60,099	62,310
Deferred income tax liabilities:		
FHLB stock dividends	17,547	14,590
Unrealized gain on interest rate swaps	3,176	3,061
Premises and equipment	3,164	3,614
ACL	2,936	3,145
Lease right-of-use assets	2,748	2,821
Deposit intangible	411	692
Other	512	503
Gross deferred income tax liabilities	30,494	28,426
Net deferred tax assets	$ 29,605	$ 33,884

The State of Kansas allows for a bad debt deduction on savings and loan institutions' privilege tax returns of up to 5% of Kansas taxable income. Due to the low level of net loan charge-offs experienced by the Bank historically, at times, the Bank's bad debt deduction on the Kansas privilege tax return has been in excess of actual net charge-offs, resulting in a state deferred tax liability, which is presented separately from the federal deferred tax asset related to ACL.

The Company assesses the available positive and negative evidence surrounding the recoverability of its deferred tax assets and applies its judgment in estimating the amount of valuation allowance necessary under the circumstances. At September 30, 2023 and 2022, the Company had a valuation allowance of $30 thousand and $80 thousand, respectively, related to the net operating losses generated by the Company's consolidated Kansas corporate income tax return as management believes there will not be sufficient taxable income to fully utilize these deferred tax assets. For this reason, a valuation allowance was recorded for the related amounts at September 30, 2023 and 2022. No additional valuation allowances were recorded for the Company's other deferred tax assets as management believes it is more likely than not that these amounts will be realized through the reversal of the Company's existing taxable temporary differences and projected future taxable income.

ASC 740 *Income Taxes* prescribes a process by which a tax position taken, or expected to be taken, on an income tax return is determined based upon the technical merits of the position, along with whether the tax position meets a more-likely-than-not-recognition threshold, to determine the amount, if any, of unrecognized tax benefits to recognize in the financial statements. Estimated penalties and interest related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income. For the years ended September 30, 2023, 2022, and 2021 the Company had no unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Kansas, as well as other states where it has either established nexus under an economic nexus theory or has exceeded enumerated nexus thresholds based on the amount of interest income derived from sources within a given state. With few exceptions, the Company is no longer subject to U.S. federal and state examinations by tax authorities for fiscal years ending before 2020.

10. EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP trust acquired 3,024,574 shares (6,846,728 shares post-corporate reorganization) of common stock in the Company's initial public offering and 4,726,000 shares of common stock in the Company's corporate reorganization in December 2010. Both acquisitions of common stock were made with proceeds from loans from the Company, secured by shares of the Company's stock purchased in each offering. The Bank has agreed to make cash contributions to the ESOP trust on an annual basis sufficient to enable the ESOP trust to make the required annual loan payments to the Company on September 30th of each year. The loan for the shares acquired in the initial public offering matured on September 30, 2013. The loan for the shares acquired in the corporate reorganization matures on September 30, 2040.

As annual loan payments are made on each September 30th, shares are released from collateral and allocated to qualified employees based on the proportion of their qualifying compensation to total qualifying compensation. On September 30, 2023, 165,198 shares were released from collateral. On September 30, 2024, 165,198 shares will be released from collateral. As ESOP shares are committed to be released from collateral, the Company records compensation expense. Dividends on unallocated ESOP shares are applied to the debt service payments of the loan secured by the unallocated shares. Dividends on unallocated ESOP shares in excess of the debt service payment are recorded as compensation expense and distributed to participants or participants' ESOP accounts. Compensation expense related to the ESOP was $1.2 million for the year ended September 30, 2023, $1.7 million for the year ended September 30, 2022, and $2.3 million for the year ended September 30, 2021. Of these amounts, $472 thousand of income, $88 thousand of expense, and $383 thousand of expense related to the difference between the market price of the Company's stock when the shares were acquired by the ESOP trust and the average market price of the Company's stock during the years ended September 30, 2023, 2022, and 2021, respectively. The Company's stock market price averaged below $10 per share during the year ended September 30, 2023 which is why income rather than expense was recognized for market price differences. There was no compensation expense for dividends on unallocated ESOP shares in excess of the debt service payments for the years ended September 30, 2023 or 2022; for the year ended September 30, 2021, the amount of dividends on unallocated ESOP shares in excess of the debt service payments was $219 thousand.

Shares may be withdrawn from the ESOP trust due to diversification (a participant may begin to diversify at least 25% of their ESOP shares at age 50), retirement, termination, or death of the participant. The following is a summary of shares held in the ESOP trust as of September 30, 2023 and 2022:

	2023	2022
	(Dollars in thousands)	
Allocated ESOP shares	4,223,478	4,276,467
Unreleased ESOP shares	2,808,366	2,973,564
Total ESOP shares	7,031,844	7,250,031
Fair value of unreleased ESOP shares	$ 13,396	$ 24,681

11. STOCK-BASED COMPENSATION

The Company has a Stock Option Plan, a Restricted Stock Plan, and an Equity Incentive Plan, all of which are considered share-based plans. The Stock Option Plan and Restricted Stock Plan expired in April 2015. No additional grants can be made from these two plans; however, awards granted under these two plans remain outstanding until they are individually vested, forfeited or expire. The objectives of the Equity Incentive Plan are to provide additional compensation to certain officers, directors and key employees by facilitating their acquisition of an equity interest in the Company and enable the Company to retain personnel of experience and ability in key positions of responsibility.

Stock Option Plans – There are currently 61,565 stock options outstanding as a result of grants awarded from the Stock Option Plan. The Equity Incentive Plan had 5,907,500 stock options originally eligible to be granted and, as of September 30, 2023, the Company had 4,410,029 stock options still available for future grants under this plan. The Equity Incentive Plan will expire on January 24, 2027 and no additional grants may be made after expiration, but awards granted under this plan remain outstanding until they are individually vested, forfeited, or expire.

The Company may issue incentive and nonqualified stock options under the Equity Incentive Plan. The incentive stock options expire no later than 10 years from the date of grant, and the nonqualified stock options expire no later than 15 years from the date of grant. The vesting period of the stock options under the Equity Incentive Plan generally has ranged from 3 years to 5 years. The stock option exercise price cannot be less than the market value at the date of the grant as defined by each plan. The fair value of stock option grants is estimated on the date of the grant using the Black-Scholes option pricing model.

At September 30, 2023, the Company had 349,374 stock options outstanding with a weighted average exercise price of $12.50 per option and a weighted average contractual life of 2.5 years, all of which were exercisable. The exercise price may be paid in cash, shares of common stock, or a combination of both. New shares are issued by the Company upon the exercise of stock options.

Restricted Stock Plans – The Equity Incentive Plan had 2,363,000 shares originally eligible to be granted as restricted stock and, as of September 30, 2023, the Company had 1,528,475 shares available for future grants of restricted stock under this plan. As noted above, this plan will expire on January 24, 2027 and no additional grants may be made after expiration, but awards granted under this plan remain outstanding until they are individually vested or forfeited. The vesting period of the restricted stock awards under the Equity Incentive Plan has generally ranged from 3 years to 5 years. At September 30, 2023, the Company had 88,444 unvested shares of restricted stock with a weighted average grant date fair value of $9.52 per share.

Compensation expense is calculated based on the fair market value of the common stock at the date of the grant, as defined by the plan, and is recognized over the vesting period. Compensation expense attributable to restricted stock awards during the years ended September 30, 2023, 2022, and 2021 totaled $327 thousand, $492 thousand, and $480 thousand, respectively. The fair value of restricted stock that vested during the years ended September 30, 2023, 2022, and 2021 totaled $285 thousand, $408 thousand, and $441 thousand, respectively. As of September 30, 2023, there was $617 thousand of unrecognized compensation cost related to unvested restricted stock to be recognized over a weighted average period of 2.8 years.

12. COMMITMENTS AND CONTINGENCIES

The following table summarizes the Bank's loan commitments as of September 30, 2023 and 2022:

	2023		2022
	(Dollars in thousands)		
Originate fixed-rate	$ 44,767	$	103,618
Originate adjustable-rate	29,343		73,749
Purchase/participate fixed-rate	1,246		74,490
Purchase/participate adjustable-rate	520		73,461
	$ 75,876	$	325,318

Commitments to originate loans are commitments to lend to a customer. Commitments to purchase/participate in loans represent commitments to purchase loans from correspondent lenders on a loan-by-loan basis or participate in commercial loans with a lead bank. The Bank evaluates each borrower's creditworthiness on a case-by-case basis. Commitments generally have expiration dates or other termination clauses, and one- to four-family loan commitments may require the payment of a fee. Some of the commitments are expected to expire without being fully drawn upon; therefore, the amount of total commitments disclosed in the table above does not necessarily represent future cash requirements. As of September 30, 2023 and 2022, there were no significant loan-related commitments that met the definition of derivatives or commitments to sell mortgage loans. As of September 30, 2023 and 2022, the Bank had approved but unadvanced lines of credit of $293.9 million and $282.4 million, respectively.

In the normal course of business, the Company and the Bank are named defendants in various lawsuits and counterclaims. In the opinion of management, after consultation with legal counsel, none of the currently pending suits are expected to have a materially adverse effect on the Company's consolidated financial statements for the year ended September 30, 2023, or future periods.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly additional discretionary, actions by regulators that, if undertaken, could have a material adverse effect on the Company's financial statements. Under regulatory capital adequacy guidelines, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Additionally, the Bank must meet specific capital guidelines to be considered well capitalized per the regulatory framework for prompt corrective action. The Company's and Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

The Bank and the Company must maintain certain minimum capital ratios as set forth in the table below for capital adequacy purposes. The Bank is required to maintain a capital conservation buffer of 2.50% above certain minimum risk-based capital ratios for capital adequacy purposes in order to be considered well capitalized and to avoid certain restrictions on capital distributions and other payments including dividends, share repurchases, and certain compensation. Management believes, as of September 30, 2023, that the Bank and Company met all capital adequacy requirements to which they were subject, including the capital conservation buffer, and there were no conditions or events subsequent to September 30, 2023 that would change the Bank's or Company's category. At September 30, 2022, the Bank and Company met the requirements to elect the community bank leverage ratio ("CBLR"). Qualifying institutions that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the regulatory agencies' capital rules and to have met the well capitalized ratio requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Bank						
As of September 30, 2023						
Tier 1 leverage	$ 903,969	8.5%	$ 423,358	4.0%	$ 529,197	5.0%
Common Equity Tier 1 ("CET1") capital	903,969	16.0	254,670	4.5	367,856	6.5
Tier 1 capital	903,969	16.0	339,559	6.0	452,746	8.0
Total capital	931,823	16.5	452,746	8.0	565,932	10.0
As of September 30, 2022						
CBLR	1,090,222	9.0	1,090,015	9.0	N/A	N/A
Company						
As of September 30, 2023						
Tier 1 leverage	1,024,880	9.7	423,312	4.0	N/A	N/A
CET1 capital	1,024,880	18.1	254,681	4.5	N/A	N/A
Tier 1 capital	1,024,880	18.1	339,574	6.0	N/A	N/A
Total capital	1,052,734	18.6	452,766	8.0	N/A	N/A
As of September 30, 2022						
CBLR	1,230,851	10.2	1,089,869	9.0	N/A	N/A

Generally, savings institutions, such as the Bank, may make capital distributions during any calendar year equal to the earnings of the previous two calendar years and current year-to-date earnings. It is generally required that the Bank remain well capitalized before and after the proposed distribution. The Company's ability to pay dividends is dependent, in part, upon its ability to obtain capital distributions from the Bank. So long as the Bank continues to remain well capitalized after each capital distribution and operates in a safe and sound manner, it is management's belief that the regulators will continue to allow the Bank to distribute its net income to the Company, although no assurance can be given in this regard.

In conjunction with the Company's corporate reorganization in December 2010, a "liquidation account" was established for the benefit of certain depositors of the Bank in an amount equal to Capitol Federal Savings Bank MHC's ownership interest in the retained earnings of Capitol Federal Financial as of June 30, 2010. As of September 30, 2023, the balance of this liquidation account was $85.3 million. Under applicable federal banking regulations, neither the Company nor the Bank is permitted to pay dividends to its stockholders if stockholders' equity would be reduced below the amount of the liquidation account at that time.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements – The Company uses fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures in accordance with ASC 820 and ASC 825. The Company's AFS securities and interest rate swaps are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other financial instruments on a non-recurring basis, such as OREO and loans individually evaluated for impairment. These non-recurring fair value adjustments involve the application of lower of cost or fair value accounting or write-downs of individual financial instruments.

The Company groups its financial instruments at fair value in three levels based on the markets in which the financial instruments are traded and the reliability of the assumptions used to determine fair value. These levels are:
- Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the financial instrument. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the financial instrument.

The Company bases the fair value of its financial instruments on the price that would be received from the sale of an instrument in an orderly transaction between market participants at the measurement date under current market conditions. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The following is a description of valuation methodologies used for financial instruments measured at fair value on a recurring basis.

AFS Securities - The Company's AFS securities portfolio is carried at estimated fair value. The majority of the securities within the AFS portfolio were issued by GSEs. The Company primarily uses prices obtained from third-party pricing services to determine the fair value of its securities. On a quarterly basis, management corroborates a sample of prices obtained from the third-party pricing service for Level 2 securities by comparing them to an independent source. If the price provided by the independent source varies by more than a predetermined percentage from the price received from the third-party pricing service, then the variance is researched by management. The Company did not have to adjust prices obtained from the third-party pricing service when determining the fair value of its securities during the years ended September 30, 2023 and 2022. The Company's major security types, based on the nature and risks of the securities, are:
- GSE Debentures - Estimated fair values are based on a discounted cash flow method. Cash flows are determined by taking any embedded options into consideration and are discounted using current market yields for similar securities. (Level 2)
- MBS - Estimated fair values are based on a discounted cash flow method. Cash flows are determined based on prepayment projections of the underlying mortgages and are discounted using current market yields for benchmark securities. (Level 2)
- Corporate Bonds and Municipal Bonds - Estimated fair values are based on a discounted cash flow method. Cash flows are determined by taking any embedded options into consideration and are discounted using current market yields for securities with similar credit profiles. (Level 2)

Interest Rate Swaps - The Company's interest rate swaps are designated as cash flow hedges and are reported at fair value in other assets on the consolidated balance sheet if in a gain position, and in other liabilities if in a loss position, with any unrealized gains and losses, net of taxes, reported as AOCI in stockholders' equity. See "Note 8. Deposits and Borrowed Funds" for additional information. The estimated fair values of the interest rates swaps are obtained from the counterparty and are determined by a discounted cash flow analysis using observable market-based inputs. On a quarterly basis, management corroborates the estimated fair values by internally calculating the estimated fair value using a discounted cash flow analysis with independent observable market-based inputs from a third party. No adjustments were made to the estimated fair values obtained from the counterparty during the years ended September 30, 2023 and 2022. (Level 2)

The following tables provide the level of valuation assumption used to determine the carrying value of the Company's financial instruments measured at fair value on a recurring basis at the dates presented. The Company did not have any Level 3 financial instruments measured at fair value on a recurring basis at September 30, 2023 or 2022.

	September 30, 2023			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
AFS Securities:				
MBS	$ 900,734	$ —	$ 900,734	$ —
GSE debentures	479,428	—	479,428	—
Corporate bonds	3,378	—	3,378	—
Municipal bonds	942	—	942	—
	1,384,482	—	1,384,482	—
Interest rate swaps	13,018	—	13,018	—
	$ 1,397,500	$ —	$ 1,397,500	$ —

	September 30, 2022			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
AFS Securities:				
MBS	$ 1,088,624	$ —	$ 1,088,624	$ —
GSE debentures	469,827	—	469,827	—
Corporate bonds	3,695	—	3,695	—
Municipal bonds	1,161	—	1,161	—
	$ 1,563,307	$ —	$ 1,563,307	$ —
Interest rate swaps	12,547	—	12,547	—
	$ 1,575,854	$ —	$ 1,575,854	$ —

The following is a description of valuation methodologies used for significant financial instruments measured at fair value on a non-recurring basis. The significant unobservable inputs used in the determination of the fair value of assets classified as Level 3 have an inherent measurement uncertainty that, if changed, could result in higher or lower fair value measurements of these assets as of the reporting date.

Loans Receivable – Collateral dependent assets are assets evaluated on an individual basis. Those collateral dependent assets that are evaluated on an individual basis are considered financial assets measured at fair value on a non-recurring basis. The fair value of collateral dependent loans/loans individually evaluated for loss on a non-recurring basis during fiscal years 2023 and 2022 that were still held in the portfolio as of September 30, 2023 and 2022 was $4.0 million and $4.7 million, respectively. Fair values of collateral dependent loans/loans individually evaluated for loss cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the loan and, as such, are classified as Level 3.

The one- to four-family loans included in this amount were individually evaluated to determine if the carrying value of the loan was in excess of the fair value of the collateral, less estimated selling costs of 10%. Fair values were estimated through current appraisals. Management does not adjust or apply a discount to the appraised value of one- to four-family loans, except for the estimated sales cost noted above, and the primary unobservable input for these loans was the appraisal.

For commercial loans, if the most recent appraisal or book value of the collateral does not reflect current market conditions due to the passage of time and/or other factors, management will adjust the existing appraised or book value based on

knowledge of local market conditions, recent transactions, and estimated selling costs, if applicable. Adjustments to appraised or book values are generally based on assumptions not observable in the marketplace. The primary significant unobservable inputs for commercial loans individually evaluated during the year ended September 30, 2023 were downward adjustments to the book value of the collateral for lack of marketability. During fiscal year 2023, the adjustments ranged from 5% to 100%, with a weighted average of 20%. During fiscal year 2022, the adjustments ranged from 8% to 100%, with a weighted average of 21%. The basis utilized in calculating the weighted averages for these adjustments was the original unadjusted value of each collateral item.

OREO – OREO primarily represents real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and is carried at the lower of cost or fair value. The fair value for OREO is estimated through current appraisals or listing prices, less estimated selling costs of 10%. Management does not adjust or apply a discount to the appraised value or listing price, except for the estimated sales costs noted above. The primary significant unobservable input for OREO was the appraisal or listing price. Fair values of foreclosed property cannot be determined with precision and may not be realized in an actual sale of the property and, as such, are classified as Level 3. There was no OREO measured on a non-recurring basis during fiscal year 2023 that was still held in the portfolio at September 30, 2023. The OREO held at September 30, 2023 was measured during fiscal year 2022. The fair value of OREO measured on a non-recurring basis during fiscal year 2022 that was still held in the portfolio as of September 30, 2022 was $328 thousand. The carrying value of the properties equaled the fair value of the properties at September 30, 2023 and 2022.

Fair Value Disclosures – The Company estimated fair value amounts using available market information and a variety of valuation methodologies as of the dates presented. Considerable judgment is required to interpret market data to develop the estimates of fair value. The estimates presented are not necessarily indicative of amounts the Company would realize from a current market exchange at subsequent dates.

The carrying amounts and estimated fair values of the Company's financial instruments by fair value hierarchy, at the dates presented, were as follows:

	2023				
	Carrying Amount	Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
		(Dollars in thousands)			
Assets:					
Cash and cash equivalents	$ 245,605	$ 245,605	$ 245,605	$ —	$ —
AFS securities	1,384,482	1,384,482	—	1,384,482	—
Loans receivable	7,970,949	7,358,462	—	—	7,358,462
FHLB stock	110,714	110,714	110,714	—	—
Interest rate swaps	13,018	13,018	—	13,018	—
Liabilities:					
Deposits	6,051,220	6,004,975	3,321,028	2,683,947	—
Borrowings	2,879,125	2,802,849	—	2,802,849	—

	2022				
	Carrying Amount	Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
		(Dollars in thousands)			
Assets:					
Cash and cash equivalents	$ 49,194	$ 49,194	$ 49,194	$ —	$ —
AFS securities	1,563,307	1,563,307	—	1,563,307	—
Loans receivable	7,464,208	6,889,211	—	—	6,889,211
FHLB stock	100,624	100,624	100,624	—	—
Interest rate swaps	12,547	12,547	—	12,547	—
Liabilities:					
Deposits	6,194,866	6,124,835	3,991,114	2,133,721	—
Borrowings	2,132,154	1,910,779	75,000	1,835,779	—

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following tables present the changes in the components of AOCI, net of tax, for the years presented. The amounts reclassified from AOCI related to the Bank's cash flow hedges are reported as increases in interest expense within the consolidated statements of income for each year presented, except for $3.6 million in fiscal year 2021, which was reported in the loss on interest rate swap termination line item within the consolidated statements of income. See "Note 8. Deposits and Borrowed Funds" for additional information regarding reclassifications from AOCI related to the Bank's cash flow hedges.

	For the Year Ended September 30, 2023		
	Unrealized Gains (Losses) on AFS Securities	Unrealized Gains (Losses) on Cash Flow Hedges	Total AOCI
	(Dollars in thousands)		
Beginning balance	$ (155,119)	$ 9,486	$(145,633)
Other comprehensive income (loss), before reclassifications	8,355	5,957	14,312
Amount reclassified from AOCI, net of taxes of $1,808	—	(5,601)	(5,601)
Reclassification adjustment for net losses on AFS securities included in net income, net of taxes of $(47,000)	145,622	—	145,622
Other comprehensive income (loss)	153,977	356	154,333
Ending balance	$ (1,142)	$ 9,842	$ 8,700

	For the Year Ended September 30, 2022		
	Unrealized Gains (Losses) on AFS Securities	Unrealized Gains (Losses) on Cash Flow Hedges	Total AOCI
	(Dollars in thousands)		
Beginning balance	$ 4,651	$ (20,956)	$ (16,305)
Other comprehensive income (loss), before reclassifications	(159,770)	25,339	(134,431)
Amount reclassified from AOCI, net of taxes of $(1,647)	—	5,103	5,103
Other comprehensive income (loss)	(159,770)	30,442	(129,328)
Ending balance	$ (155,119)	$ 9,486	$ (145,633)

	For the Year Ended September 30, 2021		
	Unrealized Gains (Losses) on AFS Securities	Unrealized Gains (Losses) on Cash Flow Hedges	Total AOCI
	(Dollars in thousands)		
Beginning balance	$ 23,728	$ (40,233)	$ (16,505)
Other comprehensive income (loss), before reclassifications	(19,077)	5,712	(13,365)
Amount reclassified from AOCI, net of taxes of $(4,378)	—	13,565	13,565
Other comprehensive income (loss)	(19,077)	19,277	200
Ending balance	$ 4,651	$ (20,956)	$ (16,305)

16. REVENUE RECOGNITION

Details of the Company's primary types of non-interest income revenue streams by financial statement line item reported in the consolidated statements of income that are within the scope of ASC Topic 606 are below. During fiscal years 2023, 2022 and 2021, revenue from contracts with customers totaled $17.6 million, $18.1 million and $16.5 million, respectively.

Deposit Service Fees

Interchange Transaction Fees - Interchange transaction fee income primarily consists of interchange fees earned on a transactional basis through card payment networks. The performance obligation for these types of transactions is satisfied as services are rendered for each transaction and revenue is recognized daily concurrently with the transaction processing services provided to the cardholder.

In order to participate in the card payment networks, the Company must pay various transaction related costs established by the networks ("interchange network charges"), including membership fees and a per unit charge for each transaction. The Company is acting as an agent for its debit card customers when they are utilizing the card payment networks; therefore, interchange transaction fee income is reported net of interchange network charges. Interchange network charges totaled $4.0 million, $3.6 million and $3.6 million for fiscal years 2023, 2022 and 2021, respectively.

Service Charges on Deposit Accounts - Service charges on deposit accounts consist of account maintenance fees and transaction-based fees such as those for overdrafts, insufficient funds, wire transfers and the use of out-of-network ATMs. The Company's performance obligation is satisfied over a period of time, generally a month, for account maintenance and at the time of service for transaction-based fees. Revenue is recognized after the performance obligation is satisfied. Payments are typically collected from the customer's deposit account at the time the transaction is processed and/or at the end of the customer's statement cycle (typically monthly).

Insurance Commissions

Commissions are received on insurance product sales. The Company acts in the capacity of an agent between the Company's customer and the insurance carrier. The Company's performance obligation is satisfied when the terms of the policy have been agreed upon and the insurance policy becomes effective. Additionally, the Company earns performance-based incentives ("contingent insurance commissions") based on certain criteria established by the insurance carriers. Contingent insurance commissions are accrued based upon management's expectations.

Other Non-Interest Income

Trust Asset Management Income - The Company provides trust asset management services to customers. The Company primarily earns fees for these services over time as the services are provided and the Company assesses fees at each month end. Fees are charged based on a tiered scale of the market value of the individual trust asset accounts at the end of the month.

17. PARENT COMPANY FINANCIAL INFORMATION (PARENT COMPANY ONLY)

The Company serves as the holding company for the Bank (see "Note 1. Summary of Significant Accounting Policies"). The Company's (parent company only) balance sheets at the dates presented, and the related statements of income and cash flows for each of the years presented are as follows:

BALANCE SHEETS

SEPTEMBER 30, 2023 and 2022

(Dollars in thousands, except per share amounts)

	2023	2022
ASSETS:		
Cash and cash equivalents	$ 83,400	$ 103,977
Investment in the Bank	923,143	955,871
Note receivable - ESOP	34,273	35,767
Receivable from the Bank	2,438	—
Income taxes receivable, net	331	454
Other assets	540	583
TOTAL ASSETS	$1,044,125	$1,096,652
LIABILITIES:		
Deferred income tax liabilities, net	$ 60	$ 72
Payable to the Bank	—	81
Other liabilities	11	—
Total liabilities	71	153
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 100,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value; 1,400,000,000 shares authorized, 135,936,375 and 138,858,884 shares issued and outstanding as of September 30, 2023 and 2022, respectively	1,359	1,388
Additional paid-in capital	1,166,643	1,190,213
Unearned compensation - ESOP	(28,083)	(29,735)
Retained earnings	(104,565)	80,266
AOCI, net of tax	8,700	(145,633)
Total stockholders' equity	1,044,054	1,096,499
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,044,125	$1,096,652

STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021

(Dollars in thousands)

	2023	**2022**	**2021**
INTEREST AND DIVIDEND INCOME:			
Dividend income from the Bank	$ 86,217	$ 111,745	$ 132,063
Interest income from other investments	2,236	1,484	1,509
Total interest and dividend income	88,453	113,229	133,572
NON-INTEREST EXPENSE:			
Salaries and employee benefits	906	843	908
Regulatory and outside services	275	259	287
Other non-interest expense	694	614	608
Total non-interest expense	1,875	1,716	1,803
INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE AND EQUITY IN UNDISTRIBUTED (EXCESS OF DISTRIBUTION OVER) EARNINGS OF SUBSIDIARY	86,578	111,513	131,769
INCOME TAX EXPENSE (BENEFIT)	71	(49)	(62)
INCOME BEFORE (EXCESS OF DISTRIBUTION OVER) / EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	86,507	111,562	131,831
(EXCESS OF DISTRIBUTION OVER)/ EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	(188,166)	(27,109)	(55,749)
NET (LOSS) INCOME	$(101,659)	$ 84,453	$ 76,082

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2023, 2022, and 2021

(Dollars in thousands)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$(101,659)	$ 84,453	$ 76,082
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in excess of distribution over earnings of subsidiary	188,166	27,109	55,749
Depreciation of equipment	45	46	45
Provision for deferred income taxes	(12)	(10)	(9)
Changes in:			
Receivable from/payable to the Bank	(2,519)	18,239	(18,257)
Income taxes receivable/payable	123	13	25
Other assets	(2)	(10)	21
Other liabilities	11	—	(5)
Net cash provided by operating activities	84,153	129,840	113,651
CASH FLOWS FROM INVESTING ACTIVITIES:			
Principal collected on note receivable from ESOP	1,494	1,446	1,401
Net cash provided by investing activities	1,494	1,446	1,401
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net payment from subsidiary related to restricted stock awards	401	269	169
Cash dividends paid	(83,172)	(103,131)	(117,890)
Repurchase of common stock	(23,453)	—	(4,568)
Stock options exercised	—	—	324
Net cash used in financing activities	(106,224)	(102,862)	(121,965)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(20,577)	28,424	(6,913)
CASH AND CASH EQUIVALENTS:			
Beginning of year	103,977	75,553	82,466
End of year	$ 83,400	$ 103,977	$ 75,553

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Act") as of September 30, 2023. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of September 30, 2023, such disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Act is accumulated and communicated to the Company's management (including the Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding required disclosure, and is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Act). The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or untimely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting. Further, because of changes in conditions, the effectiveness of any system of internal control may vary over time. The design of any internal control system also factors in resource constraints and consideration for the benefit of the control relative to the cost of implementing the control. Because of these inherent limitations in any system of internal control, management cannot provide absolute assurance that all control issues and instances of fraud within the Company have been detected.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*. Management has concluded that the Company maintained an effective system of internal control over financial reporting based on these criteria as of September 30, 2023.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, Kansas City, Missouri (Auditor Firm ID: 34), who audited the consolidated financial statements included in Item 8 of this annual report, has issued an audit report on the Company's internal control over financial reporting as of September 30, 2023 and it is included in Item 8.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Act) that occurred during the Company's quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Trading Plans

During the quarter ended September 30, 2023, no director or officer (as defined in Rule 16a-1(f) under the Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item concerning the Company's directors and executive officers and any delinquent reports under Section 16(a) of the Act is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in January 2024, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Information required by this item regarding the audit committee of the Company's Board of Directors, including information regarding the audit committee financial experts serving on the committee, is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in January 2024, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Code of Ethics

We have adopted a written code of ethics within the meaning of Item 406 of SEC Regulation S-K that applies to our principal executive officer and senior financial officers, and to all of our other employees and our directors, a copy of which is available free of charge in the Investor Relations section of our website, www.capfed.com.

Item 11. Executive Compensation

Information required by this item concerning compensation is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in January 2024, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in January 2024, a copy of which will be filed not later than 120 days after the close of the fiscal year.

The following table sets forth information as of September 30, 2023 with respect to compensation plans under which shares of our common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	349,374	$ 12.50	5,938,504 [(1)]
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
	349,374	$ 12.50	5,938,504

(1)   This amount includes 1,528,475 shares available for future grants of restricted stock under the Company's 2012 Equity Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item concerning certain relationships, related transactions and director independence is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in January 2024, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 14. Principal Accountant Fees and Services

Information required by this item concerning principal accountant fees and services is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in January 2024, a copy of which will be filed not later than 120 days after the close of the fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following is a list of documents filed as part of this report:

    (1) Financial Statements:
        The following financial statements are included under Part II, Item 8 of this Form 10-K:
          1. Reports of Independent Registered Public Accounting Firm.
          2. Consolidated Balance Sheets as of September 30, 2023 and 2022.
          3. Consolidated Statements of Income for the Years Ended September 30, 2023, 2022, and 2021.
          4. Consolidated Statements of Comprehensive Income for the Years Ended September 30, 2023, 2022, and 2021.
          5. Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 2023, 2022, and 2021.
          6. Consolidated Statements of Cash Flows for the Years Ended September 30, 2023, 2022, and 2021.
          7. Notes to Consolidated Financial Statements for the Years Ended September 30, 2023, 2022, and 2021.

    (2) Financial Statement Schedules:
        All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

    (3) Exhibits:
        See "Index to Exhibits."

Item 16. Form 10-K Summary

None

INDEX TO EXHIBITS

Exhibit Number	Document
3(i)	Charter of Capitol Federal Financial, Inc., as filed on May 6, 2010, as Exhibit 3(i) to Capitol Federal Financial, Inc.'s Registration Statement on Form S-1 (File No. 333-166578) and incorporated herein by reference
3(ii)	Bylaws of Capitol Federal Financial, Inc., as amended, filed on March 30, 2020, as Exhibit 3.2 to Form 8-K for Capitol Federal Financial Inc. and incorporated herein by reference
4	Description of the Registrant's Securities, as filed on November 27, 2019, as Exhibit 4 to the Registrant's Annual Report on Form 10-K and incorporated herein by reference
10.1	Form of Amended and Restated Change of Control Agreement with each of John B. Dicus, Kent G. Townsend, Rick C. Jackson, Natalie G. Haag, Robert D. Kobbeman, Anthony S. Barry, and William J. Skrobacz*
10.2	Capitol Federal Financial's 2000 Stock Option and Incentive Plan (the "Stock Option Plan") filed on April 13, 2000 as Appendix A to Capitol Federal Financial's Revised Proxy Statement (File No. 000-25391) and incorporated herein by reference*
10.3	Capitol Federal Financial Deferred Incentive Bonus Plan, as amended, filed on May 8, 2020 as Exhibit 10.3 to the Registrant's March 31, 2020 Form 10-Q and incorporated herein by reference*
10.4	Form of Incentive Stock Option Agreement under the Stock Option Plan filed on February 4, 2005 as Exhibit 10.5 to the December 31, 2004 Form 10-Q for Capitol Federal Financial and incorporated herein by reference*
10.5	Form of Non-Qualified Stock Option Agreement under the Stock Option Plan filed on February 4, 2005 as Exhibit 10.6 to the December 31, 2004 Form 10-Q for Capitol Federal Financial and incorporated herein by reference*
10.6	Description of Director Fee Arrangements, as filed on November 23, 2022, as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K and incorporated herein by reference*
10.7	Short-term Performance Plan, as amended, filed on May 8, 2020 as Exhibit 10.7 to the Registrant's March 31, 2020 Form 10-Q and incorporated herein by reference*
10.8	Capitol Federal Financial, Inc. 2012 Equity Incentive Plan (the "Equity Incentive Plan") filed on December 22, 2011 as Appendix A to Capitol Federal Financial, Inc.'s Proxy Statement (File No. 001-34814) and incorporated herein by reference*
10.9	Form of Incentive Stock Option Agreement under the Equity Incentive Plan filed on February 6, 2012 as Exhibit 10.12 to the Registrant's December 31, 2011 Form 10-Q and incorporated herein by reference*
10.10	Form of Non-Qualified Stock Option Agreement under the Equity Incentive Plan filed on February 6, 2012 as Exhibit 10.13 to the Registrant's December 31, 2011 Form 10-Q and incorporated herein by reference*
10.11	Form of Stock Appreciation Right Agreement under the Equity Incentive Plan filed on February 6, 2012 as Exhibit 10.14 to the Registrant's December 31, 2011 Form 10-Q and incorporated herein by reference*
10.12	Form of Restricted Stock Agreement under the Equity Incentive Plan filed on February 6, 2012 as Exhibit 10.15 to the Registrant's December 31, 2011 Form 10-Q and incorporated herein by reference*
14	Code of Ethics**
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 made by John B. Dicus, Chairman, President and Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 made by Kent G. Townsend, Executive Vice President, Chief Financial Officer and Treasurer
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 made by John B. Dicus, Chairman, President and Chief Executive Officer, and Kent G. Townsend, Executive Vice President, Chief Financial Officer and Treasurer
97	Compensation Recovery Policy of Capitol Federal Financial, Inc.

101   The following information from the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023, filed with the SEC on November 29, 2023, has been formatted in Inline eXtensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets at September 30, 2023 and 2022, (ii) Consolidated Statements of Income for the fiscal years ended September 30, 2023, 2022, and 2021, (iii) Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2023, 2022, and 2021, (iv) Consolidated Statement of Stockholders' Equity for the fiscal years ended September 30, 2023, 2022, and 2021, (v) Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2023, 2022, and 2021, and (vi) Notes to the Consolidated Financial Statements

104   Cover Page Interactive Data File, formatted in Inline XBRL and included in Exhibit 101

* Management contract or compensatory plan or arrangement.

**May be obtained free of charge in the Investor Relations section of our website, www.capfed.com.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITOL FEDERAL FINANCIAL, INC.

Date: November 29, 2023

By: /s/ John B. Dicus
    John B. Dicus, Chairman, President and
      Chief Executive Officer
    (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By: /s/ John B. Dicus
    John B. Dicus, Chairman, President
      and Chief Executive Officer
    (Principal Executive Officer)
    Date: November 29, 2023

By: /s/ Michael T. McCoy, M.D.
    Michael T. McCoy, M.D., Director
    Date: November 29, 2023

By: /s/ Kent G. Townsend
    Kent G. Townsend, Executive Vice President,
      Chief Financial Officer and Treasurer
    (Principal Financial Officer)
    Date: November 29, 2023

By: /s/ James G. Morris
    James G. Morris, Director
    Date: November 29, 2023

By: /s/ Michel' P. Cole
    Michel' P. Cole, Director
    Date: November 29, 2023

By: /s/ Jeffrey R. Thompson
    Jeffrey R. Thompson, Director
    Date: November 29, 2023

By: /s/ Carlton A. Ricketts
    Carlton A. Ricketts, Director
    Date: November 29, 2023

By: /s/ Jeffrey M. Johnson
    Jeffrey M. Johnson, Director
    Date: November 29, 2023

By: /s/ Tara D. Van Houweling
    Tara D. Van Houweling, First Vice President
      and Reporting Director
    (Principal Accounting Officer)
    Date: November 29, 2023

By: /s/ Morris J. Huey II
    Morris J. Huey II, Director
    Date: November 29, 2023

 **Capitol Federal**

Branch Locations by County

Sedgwick County 8 branches

Saline County 1 branch

Butler County 1 branch

Riley County 2 branches

Lyon County 1 branch

Shawnee County 11 branches

Douglas County 4 branches

Wyandotte County 2 branches

Platte County 1 branch

Clay County 2 branches

Jackson County 1 branch

Johnson County 17 branches

KANSAS

MISSOURI

 **Home Office, Topeka, KS**

